UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___ to ___

Commission File Number: 001-37552

WILLSCOT ™

WILLSCOT HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**82-3430194**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

6400 East McDowell Road, Suite 300
Scottsdale, Arizona 85257
(Address of principal executive offices) (Zip code)
(480) 894-6311
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	WSC	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to the price at which the common equity was last sold as of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), was approximately $4.9 billion.

Shares of Common Stock, par value $0.0001 per share, outstanding: 180,854,438 shares at February 13, 2026.

Documents Incorporated by Reference

The information required by Part III of this Annual Report on Form,10-K, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement for its 2026 annual meeting of stockholders, which definitive proxy statement will be filed with the US Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

WillScot Holdings Corporation
Annual Report on Form 10-K
Table of Contents

Cautionary Note Regarding Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The words "estimates," "expects," "anticipates," "believes," "forecasts," "plans," "intends," "may," "will," "should," "shall," "outlook," "guidance," and variations of these words and similar expressions identify forward-looking statements, which are generally not historical in nature and relate to expectations for future financial performance or business strategies or objectives. Forward-looking statements are subject to a number of risks, uncertainties, assumptions and other important factors, many of which are outside our control, which could cause actual results or outcomes to differ materially from those discussed in or implied by in the forward-looking statements. Although we believe that these forward-looking statements are based on reasonable assumptions, we can give no assurance that any such forward-looking statement will materialize. Important factors that may affect actual results or outcomes include, among others:

- economic conditions and changes therein, including financial market conditions and levels of end market demand;
- our ability to effectively compete in the modular space and portable storage industries;
- our ability to effectively manage our credit risk, collect on our accounts receivable, or recover our rental equipment from customers;
- our ability to implement our Network Optimization Plan (hereinafter defined);
- laws and regulations governing antitrust, climate related disclosures, cybersecurity and information technology, privacy, government contracts, anti-corruption, and the environment;
- the actions of activist shareholders;
- our ability to successfully acquire and integrate new operations;
- risks associated with cybersecurity threats and failure of our management information systems;
- trade policies and changes in trade policies, including the imposition of or increases in tariffs, their enforcement, trade restrictions, and broader economic measures and their consequences;
- fluctuations in interest rates and commodity prices;
- risks associated with labor relations, labor costs and labor disruptions;
- changes in the competitive environment of our customers as a result of the economic climate in which they operate and/or economic or financial disruptions to their industry;
- our ability to adequately protect our intellectual property and other proprietary rights that are material to our business;
- natural disasters and other business disruptions such as pandemics;
- our ability to establish and maintain the appropriate physical presence in our markets;
- property, casualty or other losses not covered by our insurance;
- our ability to close our unit sales transactions;
- our ability to achieve our sustainability goals;
- operational, economic, political, and regulatory risks;
- effective management of our rental equipment;
- the effect of changes in state building codes on our ability to remarket our buildings;
- significant increases in the costs and restrictions on the availability of raw materials and labor;
- fluctuations in fuel costs or a reduction in fuel supplies;
- our reliance on third-party manufacturers and suppliers;
- impairment of our goodwill, intangible assets and indefinite-life intangible assets;
- our ability to use our net operating loss carryforwards and other tax attributes;
- our ability to recognize deferred tax assets, such as those related to tax loss carryforwards, and utilize future tax savings;
- unanticipated changes in tax obligations, adoption of new tax legislation, or exposure to additional income tax liabilities;
- our ability to access the capital and credit markets or the ability of key counterparties to perform their obligations to us;
- our ability to service our debt and operate our business;
- our ability to incur significant additional amounts of debt and avoid risks associated with substantial indebtedness;
- covenants that limit our operating and financial flexibility; and
- other factors detailed under the section entitled "Risk Factors."

Any forward-looking statement speaks only at the date which it is made, and we undertake no obligation, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

ITEM 1.   Business

Unless the context otherwise requires, "we," "us," "our" and "Company" refers to WillScot Holdings Corporation ("WillScot") and our subsidiaries.

Our Company

Headquartered in Scottsdale, Arizona, we are a leading business services provider specializing in innovative and flexible turnkey temporary space solutions. Our diverse product offering includes modular office complexes, mobile offices, classrooms, blast-resistant modules, clearspan structures, sanitation solutions, portable storage containers, and climate-controlled containers and trailers. We offer our customers a thoughtfully curated selection of solutions intended to improve the overall customer experience by making modular space and portable storage units more productive, comfortable, safe and secure for our customers with Value-Added Products ("VAPS"), such as workstations, furniture, appliances, media packages, power and solar solutions, telematics, connectivity and data solutions, security and protection products, entrance packages, electrical and lighting products, organization and space optimization assets, perimeter solutions, and other items. These turnkey space solutions offer customers flexible, low-cost, and timely solutions to meet their space needs on an outsourced basis.

With roots dating back more than 80 years, we service diverse end markets across all sectors of the economy from a network of approximately 260 branch locations and additional drop lots throughout the United States ("US"), Canada, and Mexico. We lease turnkey space solutions (our "lease fleet") to customers across 15 distinct end markets.

On January 31, 2023, the Company completed the sale of our former United Kingdom Storage Solutions ("UK Storage Solutions") segment. The accompanying consolidated financial statements present the historical financial results of the former UK Storage Solutions segment as discontinued operations in 2023. On July 29, 2024, the Company amended and restated its certificate of incorporation to effect a change of our name from "WillScot Mobile Mini Holdings Corp." to "WillScot Holdings Corporation."

Products and Services

Our Company tagline emphasizes our commitment to bring expertise and execution to deliver turnkey space solutions that are right for the project and right for the timeline: "Right from the Start."

Modular Space Solutions

Our modular space units meet a broad range of customer needs. Our modular units are typically made of steel and aluminum frames and traditional building materials and range from standalone portable units as small as 24 square feet to large complex units that can be coupled together or stacked to create versatile workspaces exceeding 40,000 square feet. In all cases, we deploy modular units to customers rapidly from our extensive branch network using our hybrid in-house and outsourced logistics and service infrastructure. We specialize in turnkey solutions, which means our units can arrive fully equipped with air conditioning, heating, and filtration units, electrical and Ethernet ports, plumbing and utility hookups, as well as our line of VAPS. Our units are transported by truck: either towed (if fitted with axles and hitches) or mounted on flat-bed trailers.

Modular space units have attractive economic characteristics, and our ability to lease and maintain our assets' profitability over economic lives, which often exceed 20 years with average residual values exceeding 50%, is a unique capability and competitive advantage. We utilize standard fleet maintenance procedures across our branch network, monitor fleet condition and allocate capital expenditures centrally, and ensure all units meet consistent quality and condition requirements, regardless of unit age, prior to delivery to a customer. Modular leasing is complemented by new unit sales and sales of rental units. In connection with our leasing and sales activities, we also provide delivery and installation services, maintenance, removal, and other ad hoc services.

Panelized and Stackable Offices. Our FLEX™ panelized and stackable offices are the next generation of modular space technology and offer maximum flexibility and design configurations. These units provide a modern, innovative design, smaller footprint, ground level access, and are comprised of interchangeable panels, including operable window panels, door panels, and full length glass panels that allow customers to configure the space to their precise requirements. We can stack these units up to three stories and connect them horizontally, which provides maximum versatility.

Single-Wide Modular Space Units. Single-wide modular space units include mobile offices and sales offices. These units offer maximum ease of installation and removal and are deployed across the broadest range of applications in our fleet. These units typically have open interiors, which can be modified using movable partitions, and include tile floors, air conditioning, heating and filtration units, partitions and, if requested, restroom facilities.

Section Modulars and Redi-Plex. Section modulars are two or more units combined into one structure. Redi-Plex complexes offer advanced versatility for large, open floor plans or custom layouts with private offices. Our proprietary design meets a wide range of national and state building, electrical, mechanical, and plumbing codes, which creates versatility in fleet management. Examples of section modular units include hospital diagnostic annexes, special events headquarters, temporary data centers, and larger general construction and commercial offices.

Classrooms. Classroom units are generally double-wide units or FLEX panelized units adapted specifically for use by school systems or universities. Classroom units usually feature teaching aids, air conditioning, heating and filtration units, windows and, if requested, restroom facilities.

Ground Level Offices. We also offer steel ground level offices from 10 to 40 feet in length and 8 or 10 feet in width. Many of these units are converted to office use from International Organization for Standardization ("ISO") certified shipping containers. These offices are available in various configurations, including all-office floor plans or office and storage combination units that provide a 10- or 15-foot office with the remaining area available for storage. Ground level offices provide the advantage of ground accessibility for ease of access and high security in an all-steel design. We equip these office units with electrical wiring, air conditioning, heating and filtration units, tile, high security doors, and windows with security bars or shutters. If requested, we equip these offices with sinks, hot water heaters, cabinets, and restroom facilities.

Blast-Resistant Modules. Our diverse fleet of blast-resistant modules is designed to protect any customers operating in blast radius zones, including our petrochemical, energy, refinery, and defense customers. These modules range from 480 square foot units to 2,400 square foot complexes and can be stacked to maximize space. Our blast-resistant units are built for quick deployment to enhance worksite safety in the most hazardous industries, conditions, and blast threats.

Clearspan Structures. Our temporary and semi-permanent clearspan structures allow us to offer more expansive flexible spaces to customers. These highly configurable and durable fabric structures are commonly utilized by existing customers across virtually all end markets that we serve. Clearspan structures, also referred to as fabric buildings or industrial tents, are rapidly deployable on surfaces and locations from an asphalt parking lot to a grass field and can be adjusted to accommodate almost any space need. Use cases include large-scale industrial warehousing, controlled environments for construction sites, covered work areas, retail and distribution space, and high-end event spaces, among many others. These structures can include lighting and climate solutions and interior and exterior graphics.

Other Modular Space. We offer a range of other specialty products that vary across regions and provide flexibility to serve demands for local markets. Examples include workforce accommodation units with dining facilities used to house workers, often in remote locations, and a range of restroom solutions, including premium restroom trailers and in-unit restroom facilities to complement both permanent and temporary infrastructure.

Portable Storage Solutions

Portable Storage Containers. Our portable storage containers offer an assortment of differentiated features such as patented locking systems, premium and multiple door options, and numerous configuration options. Standard portable storage containers are made from weather-resistant corrugated steel and are available in lengths ranging from 5 to 48 feet, widths of either 8 or 10 feet, and a variety of configuration options. Doors can be placed at the front, front and back, or the sides of containers. We provide our customers with various differentiated portable storage offerings, ranging from a standard ISO container to more premium products with enhanced security and other features. We believe these steel storage containers are a more convenient and cost-effective alternative to mass warehouse storage, with a high level of security to protect our customers' goods on location at their job site, facility, retail location, or office site.

Steel containers have a long useful life with no technical obsolescence. Our portable storage containers generally have estimated useful lives of 30 years from the date we build or acquire and remanufacture them, with average residual values exceeding 50%. The remanufacturing process begins with the purchase of used containers originally built to ISO standards which are 8 feet wide, up to 9.5 feet high and 20, 40 or 45 feet long. Remanufacturing typically involves cleaning, removing rust and dents, repairing floors and sidewalls, painting, and adding company logos or signs and may include further customization by adding our patented Tri-Cam Locking System®, which features a waist-level opening lever and interlocking bars to provide easy access for the customer without sacrificing security. We maintain our steel containers on a regular basis by removing rust, painting them with rust inhibiting paint, plug-welding holes, and occasionally replacing the wooden floor or a rusted steel panel. Repainting the outside of storage units is the most common maintenance item. A properly maintained container is essentially in the same condition as when it was initially acquired or remanufactured. We also offer VAPS for storage containers.

Climate-Controlled Containers and Trailers. We offer temperature-controlled containers, walk-in freezers, refrigerated storage trailers, and dock-height refrigerated trailers. These turnkey climate-controlled storage solutions come in a variety of sizes, allowing customers to efficiently manage temperature sensitive goods across various industries and infrastructures. These solutions can include motion-activated lighting, slip-resistant floors, multiple access options, roll and swing doors, and automatic tire-inflation systems for trailers.

Value-Added Products

We offer a thoughtfully curated portfolio of VAPS that make modular space and portable storage units more productive, comfortable, secure, and "Right from the Start."

Workspaces. Offices, collaboration spaces and break rooms can be built out to accommodate exact privacy needs and work styles and can include workstations, furniture, fixtures, appliances, cabinetry, storage, media packages, heating, ventilation and air conditioning ("HVAC") and air purification systems, and accessories to create the ideal work environment.

Classrooms. Our classroom packages help optimize environments for learning. From ergonomic desks and chairs, educators' workstations and whiteboards to media packages, bookshelves appliances and data hubs, we can provide everything needed to equip a modern classroom.

Power and Connectivity. We offer power solutions, such as transformers, phase converters and alternative power options, including integrated solar power. Our data solutions include connectivity and data solutions and our advanced telematics system on our climate-controlled containers and trailers, which includes monitoring, remote access, data collection and customer alerts to provide access to live data and control over the unit.

Security and Protection. We offer highly secure doors, locks, and window and door bars to keep customers' belongings safe. We offer our lease customers a damage waiver program that covers loss or damage to the leased unit. We also offer low-cost insurance coverages provided by third-party insurers to protect customers' financial interests from loss and personal injury. We also offer ContainerGuardLock®, an optional security device used in combination with our Tri-Cam Locking System®, which features a hidden six-pin tumbler system and is made from drill-resistant hardened steel.

Entrance Packages. We offer a complete range of fully installed aluminum stair, ramp, decking, and overhead canopy systems.

Sanitation. Sanitation rentals and servicing are also part of our VAPS portfolio. Sanitation services, whether for built-in restrooms within our modular units and stand-alone restroom trailers or related to third-party rental units, are handled through a reliable network of third-party partners, ensuring reliable service, cleanliness, and consistent functionality.

Lighting. Our mobile offices come with fluorescent lighting built in. We also have a wide array of desk lights for office applications and powerful and weatherproof motion activated magnetic lights for interior and exterior application.

Organization and Storage. Our premium VAPS offering for storage containers, the PRORACK™ storage system, is an innovative complete system of sturdy readily movable surfaces that organizes the space to exact requirements. Durable metal panels are configured to function as desks, traditional shelving, pipe racking, tool cribs or a combination of them all. We also offer basic shelving and insulated bulkheads.

Perimeter Solutions. Temporary fencing, including free-standing fences, gates and barricades, can create a safe perimeter in which work can occur. These solutions can be quickly installed and typically stay in use on sites to project completion. Designed to support a variety of needs, temporary fencing is used broadly across industries including critical protection barriers for construction sites, privacy and security at retail stores, crowd control for large events, and more.

Aesthetics. We also offer VAPS to enhance unit aesthetics, including flooring, wraps, facades, and exterior paneling.

Delivery, Installation and Removal

We operate a hybrid in-house and outsourced logistics and service infrastructure that provides delivery, site work, installation, disassembly, unhooking and removal, and other services to our customers for an additional fee as part of our leasing and sales operations. Revenue from delivery, site work, and installation results from the transportation of units to a customer's location, as well as site work required prior to installation, and installation of the units, which have been leased or sold. Typically, modular units are placed on temporary foundations constructed by our in-house service technicians or subcontractors. These in-house service technicians or subcontractors also generally install any ancillary products and VAPS. We also derive revenue from disassembling, unhooking, and removing units once a lease expires. We believe that our logistics and service capabilities are unrivaled in the industry, differentiate us from competitors, and enhance our value proposition to our customers.

Other Services

We also provide incremental value to our customers by providing other services, including technical expertise and oversight for customers regarding building design and permitting, site preparation, and project management, including expansion or contraction of installed space based on changes in project requirements.

Importantly, we believe that our scale, branch network, supply chain, product breadth, and go-to-market strategy give us a significant advantage in delivering turnkey space solutions, providing significant incremental value to our customers and driving incremental VAPS revenue for the Company relative to our competitors.

Product Leases

We primarily lease, rather than sell, our turnkey space solutions to customers, which results in a highly diversified and predictable recurring revenue stream. For the year ended December 31, 2025, over 90% of new lease orders were subject to our standard lease agreement, pre-negotiated master lease, or enterprise account agreements. Rental contracts with customers are generally based on a 28-day or monthly rate and billing cycle. The initial lease periods vary, and our leases are customarily renewable on a month-to-month basis after their initial term and continue until cancelled by the customer or us. For the year ended December 31, 2025, the average effective duration of our consolidated lease portfolio for modular space and portable storage units, excluding seasonal portable storage units, was approximately 42 months. As a result, the lease duration of our portfolio helps to mitigate revenue volatility through different end-market and macroeconomic cycles.

For the year ended December 31, 2025, our average minimum contractual lease term at the time of delivery was less than 12 months. Given that our customers value flexibility, they consistently extend their leases or renew on a month-to-month basis such that the average effective duration of our modular space lease portfolio, excluding ground level offices, was over

39 months, and on average, the steel ground level offices on rent for the year ended December 31, 2025 had been in place for over 23 months. Customers are responsible for the costs of delivery and set-up, dismantling and pick-up, customer-specified modifications, costs to return custom modifications back to standard configuration at end of lease, and any loss or damage beyond normal wear and tear. Our leases generally require customers to maintain liability and property insurance covering the units during the lease term and to indemnify us from losses caused by the negligence of the customer or its employees.

For the year ended December 31, 2025, the average effective duration of our lease portfolio for storage containers on rent, excluding seasonal portable storage units, was over 45 months. Rental contracts provide that the customer is responsible for the cost of delivery and pickup and specify that the customer is liable for any damage done to the unit beyond ordinary wear and tear. Customers may purchase a damage waiver to avoid damage liability in certain circumstances, which provides an additional source of recurring revenue. Customer possessions stored within a portable storage unit are the responsibility of that customer unless covered under our contents insurance products.

Demand for our products varies by end market. Construction customers typically reflect higher demand during months with more temperate weather, while demand from retailers, grocers, and specialty food providers is stronger from September through December, when more space is needed to store holiday inventories. These customers usually return these rented units in December and early in the following year, but also undertake ongoing rolling store renovations and have other seasonal needs, which present consistent recurring demand throughout the year.

As of December 31, 2025, we had over 304,000 total units including over 128,000 modular space units, over 176,000 portable storage units, and other VAPS representing fleet net book value of $3.1 billion and approximately 100 million square feet of relocatable commercial space. Approximately 87,000 of our modular space units, or 68%, and 99,000 of our portable storage units, or 56%, were on rent as of December 31, 2025.

Product Sales

We complement our core leasing business by selling both new and used units, allowing us to leverage our scale, achieve purchasing benefits, and redeploy capital employed in our lease fleet. Generally, we purchase new units from a broad network of third-party manufacturers; in some instances, we manufacture the units ourselves. We only purchase new modular space units for resale when we have obtained firm purchase orders (which normally are non-cancelable and include up-front deposits) for such units. Buying units directly for resale adds scale to our purchasing, which is beneficial to our overall customer and supplier relationships and purchasing terms. New unit sales are a natural extension of our leasing operations in situations where customers have long-lived or permanent projects, making it more cost-effective to purchase rather than to lease a unit, and our customers benefit from our product expertise and delivery and installation capabilities.

In the normal course of managing our business, we also sell idle, used rental units at fair market value and units that are already on rent if the customer expresses interest in owning, rather than continuing to rent, the unit. The sale of units from our rental equipment has historically been both a profitable and cost-effective method to finance the replenishment and upgrade of our lease fleet, as well as to generate free cash flow during periods of lower rental demand and utilization. Our sales business may include modifying or customizing units to meet customer requirements. We also offer delivery, installation, and removal-related services for an additional fee as part of our sales operations.

Customers

Our customers operate in a diversified set of end markets, and we track several leading market indicators, such as gross domestic product ("GDP"), the Architecture Billing Index ("ABI"), non-residential construction square foot starts and put in place construction spending, to predict demand, including demand in our two largest end markets, the commercial and industrial market and the construction and infrastructure market, which accounted for approximately 43% and 42% of our revenues, respectively, for the year ended December 31, 2025.

Core to our operating model is the ability to deploy standardized assets that can be redeployed across our diversified customer base of over 85,000 customers. To optimize the use of fleet assets across our branch network, we centrally manage fleet rebalancing across 15 distinct end markets in which no single customer accounted for more than 2% of revenues for the year ended December 31, 2025. For the year ended December 31, 2025, our top 10 customers accounted for approximately 6% of revenues, and our top 50 customers accounted for approximately 15% of revenues, reflecting low customer concentration and significant project diversification within our portfolio.

Our logistics and service infrastructure is designed to meet or exceed our customers' expectations by reacting quickly, efficiently, and with consistent service levels. As a result, we have established strong relationships with a diverse customer base, ranging from large multinational companies that operate across multiple geographic markets to local sole proprietors that may only have a single operating location. We believe that our customers prefer our modular space and portable storage products over fixed, on-site built space because they are a quick, flexible, cost-effective, and low-risk solution for temporary or permanent expansion or storage. Key customer end markets include:

Commercial and Industrial

Customers in this category use our products as their primary office or retail space, to expand their existing commercial workspace, to increase their storage capabilities, or as temporary space for festivals, trade shows, sporting, and other events. Customers in this category span a variety of industries ranging from commercial offices; diversified manufacturing; agriculture, forestry and fishing; arts, media, hotels, and entertainment; and many other industrial end markets.

The commercial and industrial segment also includes customers in retail and wholesale trade. These include department, drug, grocery, and non-mall-based big box retailers, logistics, warehousing and distribution services, as well as restaurants, and service stations. Our customers in retail and wholesale trade include some of the world's largest retailers who have storage needs throughout all stages of their supply chain.

Construction and Infrastructure

We provide office and storage space and clearspan structures to a broad array of contractors associated with non-residential buildings and non-building infrastructure and, to a lesser extent, residential construction. Our client portfolio includes many of the largest general contractors ("GCs") and engineering, architecture, procurement, and construction companies in North America, working across all of the non-residential construction sub-sectors. Examples include highway, street, bridge, and tunnel contractors; water, sewer, communication, and power line contractors; and special construction trades, including plumbing, electrical, glass, glazing, and demolition. Our construction and infrastructure customer base is characterized by a wide variety of contractors that are associated with original construction as well as capital improvements in the private, institutional, and municipal arenas. Units are used as offices, lunch and break rooms, accommodations, restroom facilities, material and equipment storage facilities, security offices, and other applications.

Energy and Natural Resources

Our products are leased to companies involved in electricity generation and transmission, utilities, up- mid- and down-stream oil and gas, mining exploration and extraction, and other related sectors. Increasingly, the development of renewable energy infrastructure has emerged to complement our traditional energy clientele. Units are used as temporary offices, break rooms, accommodations, security offices, blast-resistant facilities, and other applications.

Government and Institutions

Our government customers consist of national, state, provincial, and local public sector organizations. Modular space and portable storage solutions are particularly attractive to focused niches such as healthcare facilities, small municipal buildings, courthouses, military and border installations, national security buildings, and offices during building modernization, as well as disaster relief.

Rapid shifts in populations within regions, as well as expanding square footage per student requirements in in-person education settings, often necessitate quick and cost-effective expansion of education facilities, across the spectrum of elementary and secondary schools and universities and colleges. Regional and local governmental budgetary pressures, classroom size reduction legislation, refurbishment of existing facilities, and the expansion of charter schools have made modular classrooms a convenient and cost-effective way to expand capacity in education settings. In addition, our products are used as classrooms when schools are undergoing large scale modernization, which allows continuous operation of a school while modernization progresses.

Competitive Strengths

We believe that the following competitive strengths have been instrumental to our success and position us for future growth:

North American Leader in Turnkey Temporary Space Solutions

Our network serves the largest North American metropolitan areas with local teams who have a deep understanding of their respective markets. In 2024, we completed the final systems and field harmonization contemplated by the integration plan related to our 2020 merger with Mobile Mini, Inc. ("Mobile Mini"), combining our legacy modular and storage sales and operations teams under a single leadership structure, organized by geography. This cost-effective coverage model allows us to go-to-market locally with a single team to service our local and regional customers across our full offering of turnkey space solutions, while also addressing the needs of larger national customers looking for a full suite of high-quality services that can be provided on a consistent basis throughout North America. To support this field integration, we upgraded our field service and dispatch system, which allows us to better utilize our operational resources across all product lines while improving execution and customer communication. Because geographic proximity to customers is a competitive advantage when offering temporary commercial space, we believe that our extensive branch network allows us to better serve existing customers and attract new customers. We believe our extensive scale results in significant operational benefits, such as optimization of fleet yield and utilization, efficient capital allocation, superior service capabilities, and the ability to offer consistent turnkey solutions across all of our branch locations.

Value-Added Products

Our thoughtfully curated portfolio of VAPS makes modular space and portable storage units more productive, comfortable, safe, and secure for our customers; allows us to generate higher revenue per transaction and return on capital; and differentiates us from our competitors. These turnkey solutions offer customers flexible, low-cost, capital efficient, and timely solutions to meet their space needs on an outsourced basis.

VAPS have been a substantial source of revenue growth for us over the last decade, and we continue to invest in product development to serve evolving customer needs. We have been able to successfully drive a material increase in customer VAPS spend into our recently acquired businesses, which generates highly tangible revenue synergies. We believe our ability to drive VAPS growth following our historical acquisitions highlights the value proposition our VAPS provide to our customers.

Investments in Technology

We believe our technology serves as a primary differentiator relative to our competition and is a key component of our customer value proposition. Our US and Canadian teams operate using a single consolidated customer relationship management ("CRM") software platform, which provides greater visibility into our customer base and enhances our ability to cross-sell our portfolio of products to our customers. We leverage our SAP enterprise resource planning ("ERP") platform and our data and analytics platform to achieve operating efficiencies and enhance the overall customer experience. Effective use of real-time information allows us to monitor and optimize the utilization of our fleet, allocate our fleet to the highest demand markets, optimize pricing, and determine the best allocation of our capital to invest in fleet and branches. We are able to dynamically price and approach customer accounts in a strategic and statistically informed manner. We also believe our ability to leverage this data helps us to increase our market share and effectively manage supply and demand dynamics in our fleet to maximize cash flow in all phases of the economic cycle, including identifying opportunities where underutilized lease fleet can be sold or otherwise disposed to generate cash or provide other cost savings.

Similarly, advancements in technology continue to drive efficiency improvements in our business, enabling us to offer an enhanced experience for our customers. Given our customer-centric focus, we introduced a digital customer service portal to further streamline the customer experience for key touchpoints, such as ordering, scheduling, invoicing, and payment. During 2025, we continued to develop our route and schedule optimization processes to better utilize our logistics resources across all product lines, improve the customer experience, and differentiate from the competition. We believe our technology infrastructure is market-leading and plan to strengthen this advantage by leveraging our CRM and ERP platforms to improve operational efficiency and customer service.

We intend to roll out further enhancements to our sales enablement platform in early 2026 to provide complete, accurate, and timely visibility into every project opportunity. This platform will enable sharper qualification, intelligent project prioritization, and more effective pursuit strategies for our sales team. New account and project data optimization capabilities will unify all activities into a prioritized workspace, ensuring sales teams focus on the highest-value actions that drive results. Enhanced routing and call-intelligence tools, including zip-code–based assignment, customer identification and insights, and a modernized interactive voice response ("IVR") should reduce friction and accelerate response times. We expect these innovations will elevate sales efficiency, execution quality, and customer engagement across the commercial organization.

Sophisticated Logistics and Service Capabilities

We operate a hybrid in-house and outsourced logistics and service infrastructure that we believe is highly differentiated from our competitors and enhances the value proposition we provide to customers. Convenient scheduling of installations and removals, same-day delivery capabilities on certain products, and the ability to mobilize large volumes of equipment in any geography serviced by our branch network are all unique capabilities that differentiate WillScot, particularly among more demanding customer segments. We believe that continuing to further optimize our logistics and service capabilities through the deployment of additional technology enhancements and in-sourcing our services is an opportunity for further cost efficiency and differentiation with our customers.

Diversified Revenue Base by End Market, Product, Service and Geography

We have established strong relationships with a diverse customer base, ranging from large enterprise accounts that operate on a national scale, to small local businesses. Our customers operate in a diversified set of end markets. We believe that the diversity of our customer end markets reduces our exposure to changes related to a given customer, shifts within a particular end market or geographic region, and end market industry seasonality, while also providing significant opportunities to grow our business. Furthermore, the nature of our products is such that their use is generally agnostic to industry. This flexibility helps to insulate utilization from exposure to end market-specific shocks, provided there are other needs and applications for these products within a reasonable distance.

The following chart illustrates the breakdown of our customers and revenue by end market as of December 31, 2025.


REVENUE MIX BY END MARKET
Engineering & Architecture; 2%
Other; 1%
Healthcare; 1%
Highway & Heavy Construction; 4%
Government; 2%
Education; 6%
Home Builders & Developers; 12%
Energy & Natural Resources; 6%
Non-Residential & GCs; 14%
Retail & Wholesale Trade; 14%
Arts, Media, Hotels & Entertainment; 3%
Subcontractors; 10%
Professional Services; 15%
Agriculture, Forestry & Fishing; 1%
Manufacturing; 9%


CUSTOMER CONCENTRATION
Top 10; 6%
Next 40; 9%
Remaining Customers; 85%

Proven Track Record Realizing Acquisition Synergies and Deploying Best Practices

We have a strong track record of integrating and generating significant revenue and cost synergies with our acquisitions. Since our public listing in 2017, we have executed approximately 40 acquisitions totaling approximately $4.9 billion in total enterprise value. These transactions have included small local storage portfolios, regional operators with mixed modular and storage fleets, including climate-controlled storage units, clearspan and perimeter solution assets, and larger transformational acquisitions such as Modular Space Corporation in 2018 and Mobile Mini in 2020.

In 2023, we acquired a US national provider of cold storage solutions, a regional modular space manufacturing and leasing business, and a US national provider of premium large clearspan structures. In 2024, we acquired certain assets of a regional provider of perimeter solutions and certain assets of a provider of premium large clearspan structures. Also in 2024, we acquired certain assets of three regional and local modular space and storage businesses, and, given the scalability of our operating platform, quickly integrated these assets into our leasing portfolio and branch network. In 2025, we acquired a regional provider of climate-controlled containers and trailers, as well as, rental fleet assets from two local companies. Opportunities such as these allow us to reach new customers, expand our product and service offering, and provide further opportunities for revenue and cost synergies.

Our Asset Base Provides Highly Attractive Asset-Level Returns with Long Useful Lives

The combination of long, predictable lease durations, long asset lives, and attractive unit economics underpins the compelling cash generation capability in our business model. As such, we have made significant investments in our lease fleet both organically through fleet purchases and through mergers and acquisitions. For the year ended December 31, 2025, our modular space and portable storage lease fleet reflecting the impacts of our recent Network Optimization Plan consisted of approximately 100 million square feet of relocatable space, comprising over 128,000 modular space units and over 176,000 portable storage units.

We generate an attractive internal rate of return ("IRR") in our modular space portfolio driven by the long economic life of our fleet, exceeding 20 years on average, and our in-house refurbishment capabilities that extend useful lives and enhance returns. When we evaluate the purchase of new modular units and storage containers, we consistently target and realize unit-level IRRs, including VAPS, in excess of 25%.

The stability of cash flows combined with strong economic returns make both modular space and portable storage containers highly attractive specialty rental asset classes, and our logistics and service capabilities and investments in technology further enhance the returns we can generate from these assets.

The following chart illustrates the breakdown of the net book value ("NBV") of our rental equipment among modular space units, including clearspan structures, portable storage units, and VAPS as of December 31, 2025.

RENTAL EQUIPMENT BREAKDOWN BY NBV



Modular space units: 66%

Value added products: 4%

Portable storage units: 30%

Our Business Generates Predictable Recurring Cash Flow Due to Our Long-Term Leases and Flexible Capex Requirements

Our recurring revenue, combined with our flexible capital expenditure ("capex") requirements and efficient use of working capital has allowed us to generate substantial free cash flow, both in periods of growth and during economic downturn. We believe the long-term nature of our leases, with average lease durations, excluding seasonal portable storage units, of approximately 42 months, as of December 31, 2025, produces strong operating income and predictable cash flow.

Due to the longevity and relative simplicity of our products, we exercise control and discretion over capex, investing only where and when needed to meet demand, and selling excess fleet during lower utilization periods. During periods of economic stress, we have the ability to substantially reduce capex and variable costs throughout the portfolio to maximize cash flow, resulting in a Free Cash Flow profile that we believe is counter-cyclical.

Our Industry

We provide temporary solutions to customers within the approximately $2 trillion North American market for commercial space, including modular space, portable storage, and other space solutions. Our services span across a variety of related sectors, including commercial real estate, logistics, facility management, job site services, commercial storage, office furniture, and maritime containers. Consequently, we believe that our total addressable market is approximately $20 billion.

Modular Space Market

The modular space market is highly fragmented. Modular space units are non-residential structures designed to meet federal, provincial, state, and local building codes and, in most cases, are designed to be relocatable. Modular space units are constructed offsite, utilizing manufacturing techniques to prefabricate single or multi-story whole building solutions in deliverable modular sections. Units are typically constructed of steel, wood and conventional building materials and can be permanent or relocatable. Blast-resistant modules have been specifically designed to protect any customers operating in blast radius zone, including our petrochemical, energy, refinery, and defense customers. Clearspan structures, also referred to as fabric buildings or industrial tents, are rapidly deployable and have numerous use cases including large-scale industrial warehousing, controlled environments for construction sites, retail and distribution space, and high-end event spaces.

The modular space market has evolved in recent years as businesses and other potential customers increasingly recognize the value of modular space. The key growth drivers in this market are similar to portable storage and include:

- *Growing need and demand for space:* driven by general economic activity, including GDP, industrial production, mining and natural resources activity, non-residential construction, urbanization, public and education spending, the scale and frequency of special events, and increased occurrences of natural disasters such as hurricanes, tornados, and wildfires.

- *Shift from traditional fixed, on-site built space to modular space solutions:* driven by several advantages as compared with fixed, on-site built space, including:
  - *Quick to install:* the pre-fabrication of modular space units allows them to be put in place rapidly, providing potential long-term solutions to needs that may have materialized quickly.
  - *Flexibility:* flexible assembly design allows modular space units to be built to suit a customer's needs while offering customers the ability to adjust their space as their needs change.

- *Cost effectiveness:* modular space units provide a cost-effective solution for temporary and permanent space requirements and allow customers to improve returns on capital in their core business.
- *Quality:* the pre-fabrication of modular space units is based on a repeatable process in a controlled environment, resulting in more consistent quality.
- *Mobility:* modular space units can easily be disassembled, transported to a new location and re-assembled.
- *Environmentally friendly:* relocatable buildings promote the reuse of facilities, on an as-needed basis, by the occupants, and leave no residual footprint once removed.

Portable Storage Market

The portable storage market, like the modular space market, is highly fragmented and remains primarily local in nature. Portable storage units are typically ground-level entry, windowless storage containers made of heavy exterior metals for secure storage and water tightness. Portable storage units can be built to specification or can be remanufactured from existing storage products, such as ISO shipping containers. Portable storage units also include temperature-controlled storage containers, walk-in freezers, refrigerated storage trailers and dock-height refrigerated trailers.

Portable storage units continue to find new applications as business needs change and develop. Demand for portable storage is driven by a number of factors, including:

- *Versatility:* portable storage units can be easily customized to suit customer specifications. While standard applications include locking double-door systems to facilitate loading, custom entrances, such as rolling or sliding doors, can be added for personnel access. Units can also be outfitted with partitions, ramps, lighting, shelving and other interior organizational solutions.
- *Affordability:* portable storage provides customers with a flexible and low-cost storage alternative to permanent warehouse space and fixed-site self-storage.
- *Safety:* units can be easily outfitted with fire and water-resistant surfaces and materials. ISO containers are often wind and leak-proof by virtue of their uses in logistics and shipping. Nearly all units are made from steel, which is a low-cost, durable material.
- *Security:* a variety of enhanced locking mechanisms are available for portable storage units offering additional protection for high-value goods and inventory.
- *Convenience:* portable storage units provide immediate ground-level access for consumers and can be easily transported in large quantities via truck, rail, or cargo ship to their job site, facility, retail location, or office site.
- *Aesthetics:* portable storage units can be easily painted and decorated with company colors and logos and are less conspicuous than other portable storage alternatives.

Other Related Markets

In the normal course of providing our turnkey solutions, we perform services that are characteristic of activities in other industries. For example, we coordinate a broad network of third-party and in-house transportation and service resources to support the timely movement of our products to, as well as maintenance on, customer sites. Additionally, we design, source, lease, and maintain a broad offering of ancillary products, which render our modular and storage units immediately functional in support of our customers' needs. We have developed networks of third-party service providers that we coordinate to expand the breadth of capabilities that our customers can source through us. These third-party-managed services represent incremental revenue and margin opportunities for us and simplify the number of vendor touchpoints for our customers.

We also provide technical expertise and oversight for customers regarding building design and permitting, site preparation, and expansion or contraction of installed space based on changes in project requirements. Further, we have the capability to compete in adjacent markets, such as other job site services, facilities management, logistics, and others that are natural extensions of our commercial space capabilities. We believe that this broad service capability differentiates us from other commercial space rental and service providers and is a competitive advantage in the marketplace.

Competition

Although our competition varies significantly by local market, the temporary space solutions industry is highly competitive and fragmented as a whole with new competitors emerging on a regular basis. We believe that participants in our industry compete based on customer relationships, product quality and availability, delivery speed, VAPS and service capabilities, pricing, and overall ease of doing business. We typically compete with one or more local providers in all of our markets, as well as with a limited number of national and regional companies. Our competitors include lessors of storage units, mobile offices, and other structures used for portable storage, as well as traditional commercial office space and conventional fixed self-storage facilities. Some of our competitors may have greater market share in certain geographic regions.

Our Business and Growth Strategies

We intend to maintain a leading market position and increase our revenue and profitability by pursuing the following strategies:

Drive Local Market Execution

As part of our growth strategy, in 2025, we implemented a new sales coverage model to increase accountability and collaboration in all geographies. To expand on our strategy, we are supplementing existing general management oversight of our sales teams with additional support for our sales representatives by repurposing functional sales support roles into Regional sales management roles. We believe this will provide consistent leadership across the field and inside sales teams for improved organizational alignment at the territory, account, and product levels to sell our full spectrum of capabilities. Together with sales enablement tools, we have more precision and control over how we go to market locally, providing improved targeting of project opportunities, improving customer conversion, and driving value per transaction. We believe this structure will help drive revenue growth, increase market penetration, and expanding existing customer relationships.

As part of our focus on the local market, we introduced an ecommerce solution to improve the efficiency and simplicity of customer interactions for portable storage containers. We believe this streamlines the customer experience across key touchpoints, including quoting and scheduling, in a transactional product category with a different sales cycle. By leveraging our technology infrastructure, we believe we can compete more effectively while allocating resources to other strategic areas of focus.

Develop Enterprise Accounts and Verticals

We believe the expansion of enterprise accounts through large-scale projects and multi-site presence will be a primary growth lever. Our largest customers represent an immediate and actionable growth opportunity across North America, and we are positioned well to serve major sectors of the economy with our product and service capabilities.

During 2025, we expanded account management teams and vertically-aligned business development resources to build our enterprise account customer portfolio and more importantly, create focused go-to market strategies that leverage our full product offering to service the specific needs of the customers in those unique vertical end markets. We repositioned leaders at the Company to enhance and oversee verticals with existing talent and industry knowledge. We believe this structure allows us to take a more targeted approach with dedicated teams focused on capturing increased wallet share with existing accounts and adding new lookalike accounts within the same industry vertical. By leveraging this alignment, our product expertise, geographical reach, and operational execution are competitive differentiators that create a pathway of growth for enterprise accounts.

Expand Value-Added Solutions

We continue to expand our portfolio of space solutions, including climate-controlled storage, clearspan structures, and sanitation, among others. Collectively, when combined with our core offerings, these adjacent products offer further opportunities to extend our differentiated value proposition to existing customers. They also expose a diverse set of new customers and end markets to which we can, in turn, offer our entire portfolio of space solutions. We are approaching these adjacent offerings with a balanced combination of organic investment, acquisition, and new product innovation. During 2023, we acquired a US national provider of climate-controlled storage solutions and a US national provider of premium large clearspan structures. These acquisitions allowed us to establish market leadership positions in both climate-controlled storage and clearspan structures. During 2025 and 2024, we grew our climate-controlled storage and clearspan businesses organically and through the acquisitions of assets of three regional providers of climate-controlled storage solutions and two national providers of premium large clearspan structures. In 2026, we plan to introduce the Quick Connect Canopy ("QCC") as a new organic, ground up development of our clearspan solutions. The QCC clearspan product will be a rapidly deployable, rugged and repeatable canopy-like space solution that mounts to ISO corner castings on our portable storage, GLO, FLEX, and climate-controlled units to provide overhead weather protection for people, equipment, materials, and working areas.

VAPS have been a prominent growth driver in our business for a decade. We believe this growth opportunity could be substantially larger if we successfully increase penetration of our modular space and portable storage units and continue to expand our VAPS offerings through new product introductions, which give us opportunities to build on lease revenues while providing more comprehensive solutions to customers. In 2024, we achieved new product introductions through innovative development, including our proprietary solar racking systems, and through the acquisition of a US regional provider of perimeter solutions. During 2025, we began the organic expansion of our perimeter solutions business and plan to continue this expansion across our branch network over time.

Optimize Lease Rate

We continue to advance pricing strategies to support product differentiation and positioning, customer and transaction segmentation, and contract standardization across our portfolio to reinforce our value proposition and drive revenue growth. Our long history of rate growth is evidence of our differentiated capabilities, continuous focus on innovation, and superior service levels. The turnover of our lease portfolio, with average lease durations of approximately three years, creates natural and reoccurring opportunities to adjust pricing based on changes in customer behavior. As the market leader in our industry, we offer the broadest fleet portfolio, the most differentiated turnkey VAPS, and the most consistent service capabilities across the largest branch network to help our customers "Right from the Start."

Focus on Operational Excellence and Continuous Improvement

We have numerous opportunities to improve operations and efficiency and prioritize these based on impact to growth, profitability, and the customer experience. We regularly assess our branch operating footprint, vendor base, and operating structure to maximize revenue generation while minimizing costs. We believe the increased scale, numerous operational best practices, SAP ERP platform, and consolidated CRM platform will significantly improve our operating efficiency over time. To improve our logistics capabilities, in 2024 we implemented a consolidated logistics platform and route optimization processes to minimize mileage, fuel cost and emissions. With a single ERP, CRM platform, and logistics platform in place, we have begun a multi-year effort to optimize our back-office functions and shared services. And throughout 2024, we unified our go-to-market approach for our modular and storage businesses to a single field sales and operations management structure where all modular and storage products are managed by a unified team in each local geographic market. We believe this new structure allows us to cross-sell our various products more effectively by being closer to our customers' needs in each geographical market, improves operations through sharing of logistics and service capabilities, and provides increased opportunities for our employees for career development and growth as we continue to expand our product offerings and services.

With this structure complete and stabilized, in 2025 we began reviewing our real estate positions in the various markets where we operate in to identify opportunities to reduce costs within our branch operating footprint. During 2025, we exited 60 acres of real estate and initiated a comprehensive network optimization initiative ("Network Optimization Plan") to reduce real estate costs without compromising our customer service capabilities and value proposition. The multi-year initiative encompasses exiting an additional 665 acres of real estate over the next four years and abandoning approximately 53,000 units (approximately 31,000 portable storage units and 22,000 modular space units) with a net book value of $312.1 million. As a result, we expect to moderate anticipated annual real estate cost increases by $25 million to $30 million over the next four years while maintaining market coverage across the entire footprint and sufficient idle fleet to serve future demand. For more information on our Network Optimization Plan, see Significant Developments in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Leverage Scale and Organic Initiatives with Accretive Acquisitions

Our markets for modular space and portable storage solutions are highly fragmented. We believe we have the broadest network of operating branches in North America, as well as a scalable corporate center and information technology systems, which position us to continue to acquire and integrate other companies while expanding the products and services available and offered to acquired customers. We have a proven track record of efficiency integrating acquisitions and quickly eliminating operational redundancies. We expect to continue to pursue acquisitions of adjacent offerings to expand geographic reach, capabilities, and overall scale. We also plan to continue our programmatic tuck-in strategy opportunistically to provide further scale efficiencies and improve returns generated by the acquired assets.

Deploy Capital to Strategically Support Organic Growth and Optimize Returns

We maintain a disciplined focus on our return on capital and invest opportunistically across multiple uniquely attractive asset classes, prioritizing our investments to where we see the strongest potential returns. We regularly assess both our existing lease fleet and customer demand for opportunities to deploy capital more efficiently. We manage our maintenance capex and growth capex to align with the economic conditions in which we operate. Within our existing lease fleet, we examine the potential cash and earnings generation of an asset sale versus continuing to lease the asset. In addition, we examine the relative benefits of organic expansion opportunities versus expansion through acquisition to obtain a favorable return on capital.

Use Free Cash Flow to Drive Value Creation

Our Free Cash Flow generation has accelerated rapidly in recent years, and we expect this trend to continue over time as we execute our strategy. While we see numerous organic and inorganic opportunities to re-invest in our core businesses, we believe we can generate surplus Free Cash Flow with which we can both reduce leverage and return capital to stockholders over time via share repurchases and dividend distributions. We view disciplined and prudent capital allocation as an additional powerful value creation lever, and we are committed to deploying this capital as productively as possible in the interests of our stockholders.

Human Capital Management

We believe that one of our main competitive advantages is our people - evident in the milestone anniversaries that we celebrate, our thriving peer recognition program, and our ability to attract and retain talent with expertise that strengthens our team and adds value to our customers. As of December 31, 2025, we employed approximately 4,700 people in the US, Canada, Mexico, and India, the majority of whom are full time. Approximately 81% of employees work in our approximately 260 branch locations and additional drop lots, while 19% of employees work in our support center locations. In 2025, the Company was certified for the third consecutive year as a Great Place to Work® based solely on feedback from employees.

Our Company values provide the basis of our approach to human capital management as well as how we engage with our stakeholders.

Company Values

- *Dedicated to Health & Safety:* We take responsibility for our own well-being and for those around us. Health and safety are first, last and everything in-between.

- *Committed to Inclusion & Diversity:* We are stronger together when we celebrate our differences and strive for inclusiveness. We encourage collaboration and support the diverse voices and thoughts of our employees and communities.

- *Driven to Excellence:* We measure success through our results and the achievement of our goals. We seek to continuously improve ourselves, our products and services in pursuit of stockholder value.

- *Trustworthy & Reliable:* We hold ourselves accountable to do the right thing, especially when nobody's looking.

- *Devoted to Our Customers:* We anticipate the growing needs of our customers, strive to exceed their expectations and make it easy to do business with us.

- *Community Focused:* We actively engage in the communities we serve and deliver sustainable solutions.

Our employee value proposition begins with our Dedication to Health & Safety. We take responsibility for our own well-being and those around us. Wherever our employees are in life's journey, we support physical, financial, and emotional well-being through a range of programs and initiatives to support our employees and their families to Be Well.

Physical Well-being

We provide comprehensive medical, dental and vision benefits to all US-based employees, whether hourly or salaried. We also provide paid leaves for eligible employees, including paid parental, caregiver, bereavement, and military leave. Additional programs include employer-paid short- and long-term disability, basic life insurance and accidental death and dismemberment insurance, as well as voluntary supplemental medical benefits, legal, identity theft, home and auto, and pet insurance. Recognizing that physical well-being is a journey, we also offer additional medical plan benefits including family planning coverage, personalized care for chronic conditions, including diabetes and back, joint, and muscle pain, a weight health program, and care coordination for cancer and surgery. We sponsor virtual health challenges for employees to encourage daily activity and a spirit of healthy competition.

Financial Well-being

Providing financial security for our employees is critical to overall well-being. Approximately 90% of US-based eligible employees participate in our 401(k) retirement savings program. We also offer several educational services employees can use to strengthen their personal financial acumen and improve retirement readiness.

In addition to supporting employees' long-term financial security, we employ market-based pay practices to ensure fair, competitive wages at every level of the organization. We use compensation benchmarking data from reliable human capital consulting firms to set and maintain pay ranges and pay levels in line with market-based standards. We also administer multiple incentive pay plans designed to motivate and reward eligible employees commensurate with Company performance. Incentives may be either individually-based (sales commissions or bonuses), group-based (regional performance bonuses), or Company-based (support center employees).

The Company also sponsors the Minions of Kindness Fund, an employee-funded 501(c)(3) organization that provides financial support to support WillScot employees in times of distress.

Emotional Well-being

Caring for the emotional well-being of our employees means offering programs that meet a diverse range of work-life needs. Our Employee Assistance Program ("EAP") provides both mental health access and practical support for personal needs for employees and their families.

We actively engage in the communities we serve and deliver sustainable solutions. Our Company's reach allows us to support all the communities in which we work and live. In addition to giving to charitable organizations that are meaningful to our employees and their communities through "Give Where You Live," we have national, non-profit partnerships with certain 501(c)(3) organizations in our core causes of Shelter, Hunger, Education, and Health & Wellness. Through these partnerships, our employees participate in build days with Habitat for Humanity, food drives and food bank volunteering with Feeding America and Food Banks Canada, blood drives and other volunteering opportunities with the American Red Cross, and work readiness, and financial awareness, and entrepreneurship programs for students with Junior Achievement. We provide employees up to 16 hours per year in volunteer paid time off to participate in "Give Where You Live" activities that are most meaningful to our employees.

Our community focus is amplified by our Employee Resource Groups ("ERGs"): Women of WillScot ("WOW"), Black Organization for Leadership & Direction ("BOLD"), Veterans United, Hispanos, People Respecting that Identity and Sexuality Matters ("PRISM"), and Indigenous Connection. ERGs are employee-led groups open to all employees and focused on creating a workplace where our team can share experiences.

Our employee listening programs include multiple pulse surveys throughout the year in addition to roundtable discussions, live question and answer with leadership during quarterly townhall meetings, which together give employees agency to inform Company programs and policies. In 2025, we continued our partnership with the Great Place to Work Institute and participated in the Trust Index survey. As a result of feedback from employees on their work-life experience and our culture, the Company certified for the third consecutive year as a Great Place to Work®

Learning and Development

We measure success through our results and the achievement of our goals. We seek to continuously improve ourselves, our products, and our services in pursuit of stockholder and customer value. In 2025, our employees completed more than 41,000 hours of training across a range of courses. In 2025, more than half of training hours were dedicated to compliance, health and safety, with the remainder comprising role-specific learning or other skill development. Our learning and development system houses a library of more than 19,000 courses and we offer tuition reimbursement for credentialed programs.

Our Driver Apprentice Program provides developmental opportunities for individuals interested in becoming a Commercial Driver's License Class A driver for the Company. Our leadership development program ("LDP") is an immersive, collaborative course for employees with high potential for leadership roles. We also host multiple in-person training events throughout the course of the year to connect employees to our strategic priorities and their career development goals.

Compliance and Risk Mitigation

Being trustworthy and reliable means, we hold ourselves accountable to do the right thing, especially when nobody is looking. Initiatives that the Company has implemented to maintain the highest level of professionalism and integrity include annual compliance training that focuses on the applicable cybersecurity, data privacy, legal and regulatory requirements needed to maintain a high level of security and risk standards. Our compliance training includes required modules on respectful communication, reporting and whistleblower protection, and bystander intervention for harassment. Employees also receive phishing simulation tests approximately once every six months and supplemental IT training on a quarterly basis. Additionally, the new hire onboarding process covers cybersecurity and data safety training for all employees.

Sustainability

As a leader in innovative and flexible space solutions, our approach to sustainability seeks to balance short-term and long-term solutions and considers the interests of our stakeholders in our everyday actions. The principal products we provide to our customers are long-lived, reusable, and relocatable, while producing minimal waste; sustainability is inherent in our business model.

Our Board of Directors, through our Nominating and Corporate Governance Committee, is actively involved in the development of our sustainability strategy and approach. We continue to execute on the five pillars of our sustainability strategy: environmental responsibility, sustainable solutions for customers, effective governance, empowering our people, and community impact.

Our business is managed for long-term success in a manner that we believe is economically, environmentally and socially responsible, and our sustainability efforts are focused in areas where we see tangible business impact.

Safety

Our health and safety priorities are a driving force that shape who we are and what we do. Safety extends beyond our branches and yards and includes travel and activities at the customer sites. WillScot fosters an environment in which our employees feel empowered and choose to make the safest and best decisions possible. Proper safety culture fosters personal accountability, leading to increased safety, active employee engagement, and a strong commitment to our Company and our customers.

We believe that we operate at high levels of safety and low levels of injury, and we remain committed to creating a zero-harm culture. Every employee has "stop-work" authority allowing employees to stop work, report near misses, and identify improvements that impact their own safety and that of others, which supports our constant goal of identifying and correcting safety issues before they turn into incidents.

Intellectual Property

We hold various trademarks and patents and do not believe we would be materially adversely affected by the expiration or termination of our trademarks or patents or the loss of any of our other intellectual property rights other than the "WillScot" name as we primarily operate under the WillScot brand. We also protect our products and services through the use of other trademarks and patents. Our trademarks and patents are registered or pending application for registration in the US Patent and Trademark Office and various non-US jurisdictions. On our Modular fleet, we maintain a patent for the design of our FLEX units in the US and other patents in the US and non-US jurisdictions concerning various assembly and panel components. On our Storage fleet, we patented our proprietary Tri-Cam Locking System®, ContainerGuardLock® and other continued improvements in locking technology, shelving systems (for which we obtained a trademark for PRORACK™), container ramps, solar racking systems, and container canopy structures. We believe that continued innovation differentiates WillScot with our customers and represents a source of long-term competitive advantage.

Regulatory and Environmental Compliance

We are subject to certain environmental, transportation, anti-corruption, import control, health and safety, and other laws and regulations in countries, states or provinces, and localities in which we operate. We incur significant costs in our business to comply with these laws and regulations. However, from time to time we may be subject to additional costs and penalties as a result of non-compliance. The discovery of currently unknown matters or conditions, new laws and regulations, or different enforcement or interpretation of existing laws and regulations could have a material adverse effect on our business or operations in the future.

We are subject to laws and regulations that govern and impose liability for activities that may have adverse environmental effects, including discharges into air and water and handling and disposal of hazardous substances and waste. As of the date of this Annual Report on Form 10-K, no environmental matter has been material to our operations. Based on our management's assessment, we believe that any environmental matters relating to us of which we are currently aware will not be material to our overall business or financial condition.

Available Information

Our website address is www.willscot.com. We make available, free of charge through our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the US Securities and Exchange Commission (the "SEC"). The SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding WillScot. Our website also includes various Corporate Governance Policies, Code of Business Conduct and Ethics and charters of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee of our Board of Directors, among other policies. The information available on, or that can be accessed through, our website is not incorporated by reference in or otherwise a part of this Annual Report on Form 10-K.

ITEM 1A.   Risk Factors

Risks Relating to Our Business

Global or local economic movements could have a material adverse effect on our business.

Our business, which operates in the US, Canada, and Mexico, has been, and may continue to be, negatively impacted by economic movements or downturns in the local markets in which we operate or global markets generally. Adverse economic conditions may reduce commercial activity, cause disruption and extreme volatility in global financial markets and increase rates of default and bankruptcy. Reduced economic activity has at times historically resulted in reduced demand for our products and services. Disruptions in financial markets could negatively impact the ability of our customers to pay their obligations to us in a timely manner and increase our counterparty risk. If economic conditions worsen, we may face reduced demand and an increase, relative to historical levels, in the time it takes to receive customer payments. If we are not able to adjust our business in a timely and effective manner to changing economic conditions, our business, results of operations, and financial condition may be materially adversely affected.

Moreover, the level of demand for our products and services is sensitive to the level of demand within various sectors, particularly the commercial and industrial, construction and infrastructure, education, energy and natural resources, and government end markets. We experienced a decline in new contract activations and resulting units on rent over the past three years as a result of the decline in non-residential construction square foot starts in the US from peak levels near the end of 2022. Each of these sectors is influenced not only by the state of the general global economy, but also by a number of more specific factors as well. For example, a decline in global or local energy prices may materially adversely affect demand for modular buildings within the energy and resources sector. The levels of activity in these sectors and geographic regions may also be cyclical, and we may not be able to predict the timing, extent or duration of the activity cycles in the markets in which we or our key customers operate. A decline or slowed growth in any of these sectors or geographic regions could result in reduced demand for our products and services, which may materially adversely affect our business, results of operations, and financial condition.

We face significant competition in the modular space and portable storage industries. Such competition may result in pricing pressure or an inability to maintain or grow our market share. If we are unable to compete successfully, we could lose customers and our revenue and profitability could decline.

Although our competition varies significantly by market, the modular space and portable storage industries are highly competitive and highly fragmented. We compete based on a number of factors, including customer relationships, product quality and availability, delivery speed, VAPS and service capabilities, pricing, and overall ease of doing business. We may experience pricing pressures in our operations as some of our competitors seek to obtain market share by reducing prices, and we may face reduced demand for our products and services if our competitors are able to provide new or innovative products or services that better appeal to customers. In most of our end markets, we face competition from national, regional and local companies that have an established market position in the specific service area, and we expect to encounter similar competition in any new markets or new product lines that we may enter. In certain markets or product lines, some of our competitors may have greater market share, less debt, greater pricing flexibility, more attractive product or service offerings, better brand recognition or superior marketing and financial resources. Increased competition could result in lower profit margins, substantial pricing pressure, and reduced market share. Price competition, together with other forms of competition, may materially adversely affect our business, results of operations, and financial condition.

If we do not manage our credit risk effectively, collect on our accounts receivable, or recover our rental equipment from our customers, it could materially adversely affect our business, financial condition and results of operations.

We perform credit evaluation procedures on our customers and require advance payment, security deposits, or other forms of security from our customers when we identify a significant credit risk. Failure to manage our credit risk and receive timely payments on our customer accounts receivable may result in the write-off of customer receivables and loss of units if we are unable to recover our rental equipment from our customers' sites. If we are not able to manage credit risk, or if a large number of our customers have financial difficulties at the same time, our credit and rental equipment losses would increase above historical levels. If this should occur, our business, financial condition, results of operations, and cash flows may be materially adversely affected.

We face risks from our Network Optimization Plan, which could adversely affect our financial condition, results of operations and cash flows.

The execution of our Network Optimization Plan involves operational, financial, and execution risks. We may experience delays or increased costs associated with exiting leased properties, including costs to dispose of or relocate related rental equipment. Additionally, the abandonment of rental fleet units may reduce the availability of certain equipment types or configurations, which could impair our ability to meet customer demand or maintain service levels in certain markets. Although we believe the Network Optimization Plan will maintain market coverage and adequate idle fleet to support projected demand, there is no assurance that these actions will not negatively impact customer relationships, revenue, or our competitive position.

If we are unable to successfully implement the Network Optimization Plan as intended, or if the anticipated cost savings and operational efficiencies are not realized on the expected timeline or at all, our business, financial condition, cash flows, and results of operations could be adversely affected.

We are subject to various laws and regulations governing antitrust, climate related disclosures, cybersecurity and information technology, privacy, government contracts, anti-corruption and the environment. Obligations and liabilities under these laws and regulations may materially harm our business.

Our operations are subject to an array of governmental regulations in each of the jurisdictions in which we operate. For example, our activities in the US are subject to regulation by several federal and state government agencies, including the Occupational Safety and Health Administration, and by federal and state laws. Our operations and activities in other jurisdictions are subject to similar governmental regulations. Similar to conventionally constructed buildings, the modular business industry is also subject to regulations by multiple governmental agencies in each jurisdiction relating to, among others, environmental, zoning and building standards, and health, safety and transportation matters. These regulations affect our portable storage solutions customers, most of whom use our storage units to store their goods on their own properties for various lengths of time. If local zoning laws or planning permission regulations in one or more of our markets no longer allow our units to be stored on customers' sites, our business in that market will suffer. Noncompliance with applicable regulations, implementation of new regulations or modifications to existing regulations may increase costs of compliance, require the termination of certain activities or otherwise materially adversely affect our business, results of operations, and financial condition.

US Government Contract Laws and Regulations

Our government customers include the US government, which means we are subject to various statutes and regulations applicable to doing business with the US government. These types of contracts customarily contain provisions that give the US government substantial rights and remedies, many of which are not typically found in commercial contracts and which are unfavorable to contractors, including provisions that allow the government to unilaterally terminate or modify our federal government contracts, in whole or in part, at the government's convenience. Under general principles of US government contracting law, if the government terminates a contract for convenience, the terminated company may generally recover only its incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting company may be liable for any extra costs incurred by the government in procuring undelivered items from another source.

In addition, US government contracts and grants normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example: (a) specialized disclosure and accounting requirements unique to US government contracts; (b) financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the US government; (c) public disclosures of certain contract and company information; and (d) mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.

If we fail to comply with these requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under our contracts or under the Federal Civil False Claims Act (the "False Claims Act"). The False Claims Act's "whistleblower" provisions allow private individuals, including present and former employees, to sue on behalf of the US government. The False Claims Act statute provides for treble damages and other penalties, and if our operations are found to be in violation of the False Claims Act, we could face other adverse actions, including suspension or prohibition from doing business with the US government. Any penalties, damages, fines, suspension or damages could adversely affect our ability to operate our business and our financial results.

Department of Transportation and Titling Regulations

We operate in the US pursuant to operating authority granted by the US Department of Transportation (the "DOT"). Our drivers must comply with the safety and fitness regulations of the DOT, including those relating to drug and alcohol testing and hours of service. Such matters as equipment weight and dimensions are also subject to government regulations. Our safety record could be ranked poorly compared to peer firms. A poor safety ranking may result in the loss of customers or difficulty attracting and retaining qualified drivers, which could adversely affect our results of operations. Should additional rules be enacted in the future, compliance with such rules could result in material additional costs.

Additionally, we are subject to and may be required to expend funds to ensure compliance with a variety of laws, regulations, and ordinances related to unit titling, stamping, and registration rules and procedures, and notification requirements to agencies and law enforcement relating to unit transfers, particularly when acquiring new assets and operations. Many of these laws and regulations are frequently complex and subject to interpretation, and failure to comply with present or future regulations or changes in interpretations of existing laws or regulations may result in impairment or suspension of our operations and the imposition of penalties and other liabilities. At various times, we may be involved in disputes with local governmental officials regarding the development and/or operation of our units. We may be subject to similar types of regulations by governmental agencies in new markets. In addition, new legal or regulatory requirements or changes in existing requirements may delay or increase the cost of acquiring and integrating new units, which may adversely impact our ability to conduct our business.

Anti-Corruption Laws and Regulations

We are subject to various anti-corruption laws that prohibit improper payments or offers of payments to foreign governments and their officials by a US person for the purpose of obtaining or retaining business. We also operate in countries outside the US where activities such as unauthorized payments or offers of payments by one of our employees or agents could be in violation of various laws, including the FCPA. We have implemented safeguards and policies to discourage these practices by our employees and agents. However, existing safeguards and any future improvements may prove to be ineffective, and employees or agents may engage in conduct for which we might be held responsible.

If employees violate our policies or we fail to maintain adequate record-keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. Violations of the FCPA or other anti-corruption laws may result in severe criminal or civil sanctions and penalties, including suspension or debarment from US government contracting, and we may be subject to other liabilities which could materially adversely affect our business, results of operations and financial condition. We are also subject to similar anti-corruption laws in other jurisdictions.

Environmental Laws and Regulations

We are subject to a variety of national, state, regional and local environmental laws and regulations. Among other things, these laws and regulations impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal and management of, regulated materials and waste and impose liabilities for the costs of investigating and cleaning up, and damages resulting from, present and past spills, disposals or other releases of hazardous substances or materials. In the ordinary course of business, we use and generate substances that are regulated or may be hazardous under environmental laws. We have an inherent risk of liability under environmental laws and regulations, both with respect to ongoing operations and with respect to contamination that may have occurred in the past on our properties or as a result of our operations. While we endeavor to comply with all regulatory requirements, from time to time, our operations or conditions on properties that we have acquired have resulted in liabilities under these environmental laws. We may in the future incur material costs to comply with environmental laws or sustain material liabilities from claims concerning noncompliance or contamination. Under certain environmental laws, we could be held responsible for all of the costs relating to any contamination at, or migration to or from, our or our predecessors' past or present facilities. These laws often impose liability even if the owner, operator or lessor did not know of, or was not responsible for, the release of such hazardous substances. While we maintain certain related insurance coverages, we have no reserves for any such liabilities.

We are also required to obtain environmental permits from governmental authorities for certain of our operations. If we violate or fail to obtain or comply with these laws, regulations, or permits, we could be fined or otherwise sanctioned by regulators. We could also become liable if employees or other parties are improperly exposed to hazardous materials.

We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist at our facilities or at third-party sites for which we may be liable. Enactment of stricter laws or regulations, stricter interpretations of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at sites we own or third-party sites may require us to make additional expenditures, some of which could be material. Responding to governmental investigations or other actions may be both time-consuming and disruptive to our operations and could divert the attention of our management and key personnel from our business operations. The impact of these and other investigations and lawsuits could have a material adverse effect on our financial statements.

Actions of activist shareholders could negatively affect our business

We have in the past received, and we may in the future be subject to, communications from activist investors urging us to take certain corporate actions. Activist investor activities could adversely affect our business as responding to threatened or actual proxy contests and other demands of activist investors can be costly and time-consuming, disrupt our operations, and divert the attention of management and our employees. For example, we have retained, and may in the future need to retain, the services of various professionals to advise us on activist investor matters, including legal, financial and communications advisors, the costs of which may negatively impact our future financial results. Activist investors may lead campaigns to effect changes at publicly-traded companies such as financial restructuring, increased debt, special dividends, stock repurchases, or sales of assets or the entire company. Additionally, activist investors may attempt to replace some or all members of our Board of Directors, which could create uncertainly regarding our strategic direction and negatively impact our governance and leadership stability. Perceived uncertainties regarding our future direction, strategy or leadership that arise as a consequence of activist investor initiatives may result in the loss of potential business opportunities, harm our ability to attract or retain investors, employees and business partners, and cause our stock price to experience periods of volatility or stagnation.

We may be unable to successfully acquire and integrate new operations, which could cause our business to suffer.

We have historically achieved a significant portion of our growth through acquisitions, and we will continue to consider potential acquisitions on a selective basis. There can be no assurance that we will be able to identify suitable acquisition opportunities in the future or that we will be able to consummate any such transactions on terms and conditions acceptable to us.

Additionally, we cannot predict if or when acquisitions will be completed, and we may face significant competition for acquisition targets. Acquisitions involve numerous risks, including (a) difficulties in integrating the operations, technologies, management information systems, products and personnel of the acquired companies; (b) diversion of management's attention from normal daily operations of the business; (c) loss of key employees; (d) difficulties in entering markets in which we have no or limited prior experience and where our competitors in such markets have stronger market positions; (e) difficulties in complying with regulations, such as antitrust and environmental regulations, and managing risks related to an acquired business; (f) an inability to timely obtain financing, including any amendments required to existing financing agreements; (g) an inability to implement uniform standards, controls, procedures and policies; (h) undiscovered and unknown problems, defects, liabilities or other issues related to any acquisition that become known to us only after the acquisition, particularly relating to rental equipment on lease that are unavailable for inspection during the diligence process; and (i) loss of key customers or suppliers.

Acquisitions are inherently risky, and we cannot provide assurance that any future acquisitions will be successful or will not materially adversely affect our business, results of operations and financial condition. If we do not manage new markets or product lines effectively, some of our new branches or product lines obtained through acquisitions may lose money or fail, and we may have to close unprofitable branches or cease offering a new product. We must continue to take actions to realize the combined cost and commercial synergies that we forecast for our acquisitions. We may incur more costs than we anticipated to achieve the forecast synergies (thus reducing the net benefit of the cost or commercial synergies), realize synergies later than we expected or fail altogether to achieve a portion of the cost savings or commercial synergies we anticipated. Any of these events could cause lower revenue growth than anticipated, reductions in our earnings per share, impact our ability to borrow funds under our credit facility, decrease or delay the accretive effect of the acquisitions that we anticipated and negatively impact our stock price.

Any failure of our management information systems could disrupt our business operations, which could result in decreased lease or sale revenue and increase overhead costs.

We rely heavily on information systems across our operations. We also utilize third-party cloud providers to host certain of our applications and to store data. Our ability to effectively manage our business depends significantly on the reliability and capacity of these systems. The failure of our management information systems to perform as anticipated could damage our reputation with our customers, disrupt our business or result in, among other things, decreased lease and sales revenue and increased overhead costs. Any such failure could harm our business, results of operations and financial condition. In addition, the delay or failure to implement information system upgrades and new systems effectively could disrupt our business, distract management's focus and attention from business operations and growth initiatives and increase our implementation and operating costs, any of which could materially adversely affect our operations and operating results. Moreover, the integration of any acquisition may create unforeseen challenges for our management information systems, which could result in unforeseen expenditures and other risks, including difficulties in managing facilities and employees in different geographic areas or those operating other product lines.

Although we believe we have implemented appropriate measures to mitigate potential risks, like other companies, our information technology systems may be vulnerable to a variety of interruptions due to our own error or events beyond our control. The measures that we employ to protect our systems may not detect or prevent cybersecurity threats or incidents, natural disasters, terrorist attacks, telecommunication failures, computer viruses, hackers, phishing attacks, and other security issues. We have previously been the target of attempted cyber-attacks and have, from time to time, experienced threats to our data and information systems, computer virus attacks and phishing attempts, and we may be subject to breaches of the information systems that we use. We have not experienced a material cybersecurity incident. We have programs in place that are intended to detect, contain and respond to data security incidents and that provide employee awareness training regarding phishing, malware, and other cyber risks to protect against cyber risks and security breaches. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventative measures. In addition, because our systems contain information about individuals and other businesses, the failure to maintain the security of the data we hold, whether the result of our own error or the malfeasance or errors of others, could harm our reputation or give rise to legal liabilities or other consequences leading to lower revenue, increased costs, regulatory sanctions and other potential material adverse effects on our business, results of operations, and financial condition.

Trade policies and changes in trade policies, including the imposition of or increases in tariffs, their enforcement, downstream consequences, including any resulting changes in international trade relations, may materially adversely affect our business, results of operations, and outlook.

Tariffs and/or other developments with respect to trade policies, trade agreements and government regulations may materially adversely affect our business, financial condition and results of operations. From time to time, the US government has historically imposed and may in the future impose tariffs on steel, aluminum, lumber, and other imports from certain countries or countries generally, which could result in increased costs for these materials. Without limitation, (i) tariffs currently in place and (ii) the imposition by the federal government of new tariffs on imports to the US could materially increase (a) the cost of our products that we are offering for sale or lease, (b) the cost of certain products that we source from foreign manufacturers, and (c) the cost of certain raw materials or products that we utilize. We may not be able to pass such increased costs on to our customers, and we may not be able to secure sources of certain products and materials that are not subject to tariffs on a timely basis. The current US administration has implemented or increased, or announced plans to implement or increase tariffs, including on products manufactured in China, Canada, and Mexico, though it remains unclear what specific actions will be implemented or be maintained. The implementation or maintenance of tariffs announced to date or announced in the future, or any escalation of trade tensions, additional tariffs, retaliatory measures by foreign governments or shifts in US or international trade policies could increase uncertainty and adversely impact our supply chain, increase costs, and reduce demand for our products, directly or indirectly due to negative effects on our customers, the US economy, the economies of other countries in which we operate or the global economy, any or all of which developments may materially adversely affect our business, financial condition, and results of operations. Further, the duration and scope of these potential effects are unknown. Although we actively monitor our procurement policies and practices to avoid undue reliance on foreign goods subject to tariffs, when practicable, there is no assurance that any actions we implement as a result will allow us to avoid these potential effects.

Fluctuations in interest rates and commodity prices may also materially adversely affect our revenues, results of operations and cash flows.

Although we have fixed-rate debt through our Senior Secured Notes (as defined below), our borrowings under our senior secured asset-based revolving credit facility (the "ABL Facility") remain variable rate debt. Our interest rate swaps have partially mitigated the impacts of fluctuations in interest rates under the ABL Facility. However, fluctuations in interest rates have in the past negatively impacted, and may continue to negatively impact, the amount of our interest payments, as well as our ability to refinance portions of our existing debt in the future at attractive interest rates. In addition, certain of our end markets have in the past been, and may continue to be, sensitive to interest rates for project financing, which can impact the demand for our services. Lastly, certain of our end markets, as well as portions of our cost structure, such as transportation costs, have in the past been, and may continue to be, sensitive to changes in commodity prices, which can impact both demand for and profitability of our services. These changes could impact our future earnings and cash flows.

We are subject to risks associated with labor relations, labor costs and labor disruptions.

We are subject to the costs and risks generally associated with labor disputes and organizing activities related to unionized labor. It is possible that strikes, public demonstrations or other coordinated actions and publicity may disrupt our operations. We may incur increased legal costs and indirect labor costs as a result of contractual disputes, negotiations or other labor-related disruptions. Labor organizing activities could result in employees becoming unionized. Furthermore, collective bargaining agreements may limit our ability to reduce the size of work forces during an economic downturn, which could put us at a competitive disadvantage. We believe a unionized workforce would generally increase our operating costs, divert attention of management from servicing customers, and increase the risk of work stoppages, all of which could have a material adverse effect on our business, results of operations, or financial condition.

Anticipated changes in immigration laws and regulations could decrease the pool of candidates with legal work authorization, cause disruption in the workforce for companies, and increase the costs, time, and requirements to hire new employees.

Our ability to profitably execute our business plan depends on our ability to attract, develop and retain qualified personnel. Certain of our key executives, managers and employees have knowledge and an understanding of our business and our industry, and/or have developed meaningful customer relationships, that cannot be duplicated readily. Our ability to attract and retain qualified personnel is dependent on, among other things, the availability of qualified personnel and our ability to provide a competitive compensation package, including the implementation of adequate drivers of retention and rewards based on performance, and work environment. Failure to retain qualified key personnel may materially adversely affect our business, results of operations and financial condition. The departure of any key personnel and our inability to enforce non-competition agreements could have a negative impact on our business.

Moreover, labor shortages, the inability to hire or retain qualified employees and increased labor costs could have a material adverse effect on our ability to control expenses and efficiently conduct our operations. We may not be able to continue to hire and retain the sufficiently skilled labor force necessary to operate efficiently and to support our operating strategies. Labor expenses could also increase as a result of continuing shortages in the supply of personnel.

Our customer base includes customers operating in a variety of industries which may be subject to changes in their competitive environment as a result of the global, national or local economic climate in which they operate and/or economic or financial disruptions to their industry.

Our customer base includes customers operating in a variety of industries, including commercial and industrial, construction and infrastructure, education, energy and natural resources, government, retail, and other end markets. Many of these customers, across this wide range of industries, are facing economic and/or financial pressure from changes to their industry resulting from the global, national and local economic climate in which they operate and industry-specific economic and financial disruptions, including, in some cases, consolidation and lower sales revenue from physical locations, resulting from changes in political, social and economic conditions. These and any future changes to any of the industries in which our customers operate could cause them to rent fewer units from us or otherwise be unable to satisfy their obligations to us. In addition, certain of our customers are facing financial pressure and such pressure, or other factors, may result in consolidation in some industries and/or an increase in bankruptcy filings by certain customers. Each of these facts and industry impacts, individually or in the aggregate, could have a materially adverse effect on our operating results.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part upon protection of our rights in trademarks, copyrights and other intellectual property rights we own or license. Our use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property and other proprietary rights may not be adequate. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information and patents, or to defend against claims by third parties that our services or our use of intellectual property infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of resources. A successful claim of trademark, copyright or other intellectual property infringement against us could prevent us from providing services, which could harm our business, financial condition or results of operations. In addition, a breakdown in our internal policies and procedures may lead to an unintentional disclosure of our proprietary, confidential or material non-public information, which could in turn harm our business, financial condition, or results of operations.

Our operations could be subject to natural disasters and other business disruptions, which could materially adversely affect our information systems, future revenue, financial condition, cash flows, and increase our costs and expenses.

Our operations could be subject to natural disasters and other business disruptions such as pandemics, fires, floods, hurricanes, tornados, earthquakes and terrorism, which could adversely affect our information systems, future revenue, financial condition, and cash flows and increase our costs and expenses. In addition, the occurrence and threat of terrorist attacks may directly or indirectly affect economic conditions, which could adversely affect demand for our products and services. In the event of a major natural or man-made disaster, we could experience loss of life of our employees, destruction of facilities or business interruptions, any of which may materially adversely affect our business. If any of our facilities or a significant amount of our rental equipment were to experience a catastrophic loss, it could disrupt our operations, delay orders, shipments and revenue recognition and result in expenses to repair or replace the damaged rental equipment and facility not covered by asset, liability, business continuity or other insurance contracts. Also, we could face significant increases in premiums or losses of coverage due to the loss experienced during and associated with these and potential future natural or man-made disasters that may materially adversely affect our business. In addition, attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our results of operations.

In general, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the global economy and worldwide financial markets. Any such occurrence could materially adversely affect our business, results of operations, and financial condition.

Our operations are dependent, in part, on our ability to establish and profitably maintain the appropriate physical presence in the markets we serve.

Our operations depend, in part, on our ability to develop and optimize our branch network and market coverage while maintaining profitability. Our ability to optimize our branch network and market coverage requires active management of our real estate portfolio in a manner that permits locations and offerings to evolve over time, which to the extent it involves the relocation of existing branch locations or the opening of additional branch locations will depend on a number of factors, including our identification and availability of suitable locations; our success in negotiating leases on acceptable terms; and our timely development of new branch locations, including the availability of construction materials and labor and the absence of significant construction and other delays based on weather or other events. These factors could potentially increase the cost of doing business and the risk that our business practices could result in liabilities that may adversely affect our business, results of operations, and financial condition.

We have in the past, and we intend in the future, to expand our operations into new geographic markets and into new product lines. This expansion could require financial resources that would not therefore be available for other aspects of our business. In addition, this expansion could require the time and attention of management, leaving less time to focus on existing business. If we fail to manage the risks inherent in our geographic or product line expansion, we could incur capital and operating costs without any related increase in revenue, which would harm our operating results.

We may incur property, casualty or other losses not covered by our insurance.

We are partly self-insured for a number of different risk categories, such as general liability (including product liability), workers' compensation, automobile claims, crime, property and cyber liability, with insurance coverage for certain catastrophic risks. The types and amounts of insurance may vary from time to time based on our decisions with respect to risk retention and regulatory requirements. The occurrence of significant claims, a substantial rise in costs to maintain our insurance, or the failure to maintain adequate insurance coverage could have an adverse impact on our financial condition and results of operations.

Failure to close our unit sales transactions as we project could cause our actual revenue or cash flow for a particular fiscal period to differ from expectations.

Sales of new and used modular space and portable storage units to customers represented approximately 6% of our revenue during the year ended December 31, 2025. Sale transactions are subject to certain factors that are beyond our control, including permit requirements, the timely completion of prerequisite work by others and weather conditions. Accordingly, the actual timing of the completion of these transactions may take longer than we expect. As a result, our actual revenue and cash flow in a particular fiscal period may not consistently correlate to our internal operational plans and budgets. If we are unable to accurately predict the timing of these sales, we may fail to take advantage of business and growth opportunities otherwise available, and our business, results of operations, financial condition, and cash flows may be materially adversely affected.

We may be unable to achieve our sustainability goals.

We are dedicated to corporate social responsibility and sustainability and our employees, customers, and stockholders expect us to make significant advancements in sustainability matters. In part to address these concerns, we established certain goals as part of our sustainability strategy. Achievement of our goals is subject to risks and uncertainties, many of which are outside of our control, and it is possible that we may fail to achieve these goals or that our colleagues, customers, or stockholders might not be satisfied with our efforts. These risks and uncertainties include: our ability to execute our operational strategies and achieve our goals within the costs that we currently project and the timeframes we expect; the availability and cost of renewable energy and other materials; compliance with, and changes or additions to, global and regional regulations, taxes, charges, mandates or requirements relating to climate-related goals; labor-related regulations and requirements that restrict or prohibit our ability to impose requirements on third-party contractors; the actions of competitors and competitive pressures; and an acquisition of or merger with another company that has not adopted similar goals or whose progress towards reaching its goals is not as advanced as ours. A failure to meet our goals could adversely affect public perception of our business, employee morale, or customer or stockholder support.

Further, an increasing percentage of employees, customers, and stockholders considers sustainability factors in making employment, business and investment decisions. If we are unable to meet our goals, we may lose employees, and have difficulty recruiting new employees, investors, customers, or partners, our stock price may be negatively impacted, our reputation may be negatively affected, and it may be more difficult for us to compete effectively, all of which would have an adverse effect on our business, operating results, and financial condition.

Effective management of our fleet is vital to our business, and our failure to properly safeguard, design, manufacture, repair, maintain and manage our fleet could harm our business and reduce our operating results and cash flows.

Our modular space solutions and portable storage units have long economic lives and managing our fleet is a critical element to our leasing business. Rental equipment asset management requires designing and building long-lived products that anticipate customer needs and changes in legislation, regulations, building codes and local permitting in the various markets in which we operate. In addition, we must cost-effectively maintain and repair our fleet to maximize the economic life of the products and the proceeds we receive from product sales. As the needs of our customers change, we may incur costs to relocate or retrofit our assets to better meet shifts in demand. If the distribution of our assets is not aligned with regional demand, we may be unable to take advantage of sales and leasing opportunities in certain regions, despite excess inventory in other regions. If we are not able to successfully manage our lease assets, our business, results of operations, and financial condition may be materially adversely affected.

If we do not appropriately manage the design, manufacture, repair and maintenance of our product fleet, or if we delay or defer such repair or maintenance or suffer unexpected losses of rental equipment due to theft or obsolescence, we may be required to incur impairment charges for equipment that is beyond economic repair or incur significant capital expenditures to acquire new rental equipment to serve demand. These failures may also result in personal injury or property damage claims, including claims based on poor indoor air quality and termination of leases or contracts by customers. Costs of contract performance, potential litigation and profits lost from termination could materially adversely affect our future operating results and cash flows. If a significant number of leased units are returned in a short period of time, a large supply of units would need to be remarketed. Our failure to effectively remarket a large influx of units returning from leases could materially adversely affect our financial performance.

Changes in state building codes could adversely impact our ability to remarket our buildings, which could have a material adverse impact on our business, financial condition and results of operations.

Building codes are generally reviewed, debated and, in certain cases, modified on a national level every three years as an ongoing effort to keep the regulations current and improve the life, safety and welfare of the buildings' occupants. All aspects of a given code are subject to change, including such items as structural specifications for earthquake safety, energy efficiency and environmental standards, fire and life safety, transportation, lighting and noise limits. On occasion, state agencies have undertaken studies of indoor air quality and noise levels with a focus on permanent and modular classrooms. This process leads to a systematic change that requires engagement in the process and recognition that past methods will not always be accepted. New modular construction is very similar to conventional construction where newer codes and regulations generally increase costs. New governmental regulations may increase our costs to acquire new rental equipment, as well as increase our costs to refurbish existing equipment.

Compliance with building codes and regulations entails risk as state and local government authorities do not necessarily interpret building codes and regulations in a consistent manner, particularly where applicable regulations may be unclear and subject to interpretation. These regulations often provide broad discretion to governmental authorities that oversee these matters, which can result in unanticipated delays or increases in the cost of compliance in particular markets. The construction and modular industries have developed many "best practices," which are constantly evolving. Some of our peers and competitors may adopt practices that are more or less stringent than ours. When, and if, regulators clarify regulatory standards, the effect of the clarification may be to impose rules on our business and practices retroactively, at which time we may not be in compliance with such regulations and we may be required to incur costly remediation. If we are unable to pass these increased costs on to our customers, our business, financial condition, operating cash flows, and results of operations could be negatively impacted.

Significant increases in the costs and restrictions on the availability of raw materials and labor could increase our operating costs significantly and harm our profitability.

We incur labor costs and purchase raw materials, including steel, lumber, siding and roofing, paint, glass, fuel and other parts and materials to perform periodic repairs, modifications and refurbishments to maintain physical conditions of our units and in connection with get-ready, delivery and installation of our units. The volume, timing and mix of such work may vary quarter-to-quarter and year-to-year. Generally, increases in labor and raw material costs will increase the acquisition costs of new units and also increase the repair and maintenance costs of our fleet. We also maintain a truck fleet to deliver units to and return units from our customers, the cost of which is sensitive to maintenance, replacement, and fuel costs and rental rates on leased equipment. During periods of rising prices for labor or raw materials, and in particular, when the prices increase rapidly or to levels significantly higher than normal, we have incurred and may continue to incur significant increases in our acquisition costs for new units and higher operating costs that we may not be able to recoup from customers through changes in pricing, which could materially adversely affect our business, results of operations and financial condition. If raw material prices decline significantly, we may have to write down our raw materials inventory values. If this happens, our results of operations and financial condition could decline.

In addition, the availability of raw materials components fluctuates from time to time due to factors outside of our control, including trade laws and tariffs, natural disasters, global pandemics, military conflicts, supply chain constraints and disruptions, and may impact our ability to meet the production demands of our customers. If the costs of raw materials increase or the availability of raw materials is restricted, it could adversely affect our financial condition, operating results, and cash flows.

Fluctuations in fuel costs or a reduction in fuel supplies may have a material adverse effect on our business and results of operations.

In connection with our business, to better serve our customers and optimize our capital expenditures, we often move our fleet from branch to branch. In addition, most of our customers arrange for delivery and pick up of our units through us. Accordingly, we could be materially adversely affected by significant increases in fuel prices that result in higher costs to us for transporting equipment. In the event of fuel and trucking cost increases, we may not be able to promptly raise our prices to make up for increased costs. A significant or prolonged price fluctuation or disruption of fuel supplies could have a material adverse effect on our financial condition and results of operations.

Third parties may fail to manufacture or provide necessary components for our products properly or in a timely manner.

We are often dependent on third parties to manufacture or supply components for our products. We typically do not enter into long-term contracts with third-party suppliers. We may experience supply problems as a result of financial or operating difficulties or the failure or consolidation of our suppliers. We may also experience supply problems as a result of shortages and discontinuations resulting from product obsolescence or other shortages or allocations by suppliers. Unfavorable economic conditions may also adversely affect our suppliers or the terms on which we purchase products. We may not be able to negotiate arrangements with third parties to secure products that we require in sufficient quantities or on reasonable terms. If we cannot negotiate arrangements with third parties to produce our products or if the third parties fail to produce our products to our specifications or in a timely manner, our business, results of operations, and financial condition may be materially adversely affected.

If we determine that our goodwill, intangible assets, and indefinite-life intangible assets have become impaired, we may incur impairment charges, which may adversely impact our operating results.

We have a substantial amount of goodwill and indefinite-life intangible assets (trade names), which represents the excess of the total purchase price of our acquisitions over the fair value of the assets acquired, and other intangible assets. As of December 31, 2025, we had approximately $1,257.6 million and $224.1 million of goodwill and intangible assets, net, respectively, in our consolidated balance sheet, which represented approximately 21.6% and 3.9% of total assets, respectively.

We evaluate goodwill and indefinite-lived intangible assets for impairment on an annual basis and when events occur or circumstances change that indicate that the fair value of the reporting unit or intangible asset may be below its carrying amount. Fair value determinations require considerable judgment and are sensitive to inherent uncertainties and changes in estimates and assumptions regarding revenue growth rates, EBIT margins, capital expenditures, working capital requirements, tax rates, terminal growth rates, discount rates, exchange rates, royalty rates, benefits associated with a taxable transaction and synergistic benefits available to market participants. Impairment may result from, among other things, deterioration in the performance of the business, adverse market conditions, stock price and adverse changes in applicable laws and regulations, including changes that restrict our activities. Declines in market conditions, a trend of weaker than anticipated financial performance for our reporting units or declines in projected revenue, a decline in our share price for a sustained period of time, an increase in the market-based weighted average cost of capital or a decrease in royalty rates, among other factors, are indicators that the carrying value of our goodwill or indefinite-life intangible assets may not be recoverable. In the event impairment is identified, a charge to earnings would be recorded which may materially adversely affect our financial condition and results of operations.

Risks Relating to Income Tax

Our ability to use our net operating loss carryforwards and other tax attributes may be limited.

As of December 31, 2025, we had US net operating loss ("NOL") carryforwards of approximately $180.8 million and $187.0 million for US federal income tax and state tax purposes, respectively, available to offset future taxable income, prior to consideration of annual limitations that Section 382 of the Internal Revenue Code of 1986 may impose. The US NOL carryforwards begin to expire in 2026 for state and in 2031 for federal if not utilized.

Our US NOL and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under Section 382 of the Internal Revenue Code and corresponding provisions of US state law, if a corporation undergoes an "ownership change," generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use its US NOLs and other applicable tax attributes before the ownership change, such as research and development tax credits, to offset its income after the ownership change may be limited. Similar provisions apply with respect to certain state and non-US jurisdictions, which could limit our ability to offset taxable income. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Lastly, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If we determine that an ownership change has occurred and our ability to use our historical NOL and tax credit carryforwards is materially limited, it may result in increased future tax obligations and income tax expense.

Some of the tax loss carryforwards could expire, and if we do not have sufficient taxable income in future years to use the tax benefits before they expire, the benefit may be permanently lost. In addition, the taxing authorities could challenge our calculation of the amount of our tax attributes, which could reduce certain of our recognized tax benefits. Further, tax laws in certain jurisdictions may limit the ability to use carryforwards upon a change in control.

We may be unable to recognize deferred tax assets such as those related to our tax loss carryforwards and, as a result, lose future tax savings, which could have a negative impact on our liquidity and financial position.

We recognize deferred tax assets primarily related to deductible temporary differences based on our assessment that the item will be utilized against future taxable income and the benefit will be sustained upon ultimate settlement with the applicable taxing authority. Such deductible temporary differences primarily relate to tax loss carryforwards and business interest expense limitations. Tax loss carryforwards arising in a given tax jurisdiction may be carried forward to offset taxable income in future years from such tax jurisdiction and reduce or eliminate income taxes otherwise payable on such taxable income, subject to certain limitations. Deferred interest expense exists primarily within our US operating companies, where interest expense was not previously deductible as incurred but may become deductible in the future subject to certain limitations. We may have to write down, through income tax expense, the carrying amount of certain deferred tax assets to the extent we determine it is not probable that we will realize such deferred tax assets under accounting principles generally accepted in the US ("GAAP").

Unanticipated changes in our tax obligations, the adoption of new tax legislation, or exposure to additional income tax liabilities could affect profitability.

We are subject to income taxes in the US, Canada, Mexico, and India. Our tax liabilities are affected by the amounts we charged for inventory, services, funding and other transactions on an intercompany basis. We are subject to potential tax examinations in these jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other tax positions and assess additional taxes. We regularly assess the likely outcomes of these examinations to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcomes of these potential examinations, and the amounts that we ultimately pay upon resolution of examinations could be materially different from the amounts we previously included in our income tax provision and, therefore, could have a material impact on our results of operations and cash flows. In addition, our future effective tax rate could be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation allowance of deferred tax assets, changes in tax laws and the discovery of new information during our tax return preparation process. Changes in tax laws or regulations, including changes in the US related to the treatment of accelerated depreciation expense, carry-forwards of net operating losses, and taxation of foreign income and expenses may increase tax uncertainty and adversely affect our results of operations.

Risks Relating to Our Capital Structure

Global capital and credit market conditions could materially and adversely affect our ability to access the capital and credit markets or the ability of key counterparties to perform their obligations to us.

In the future, we may need to raise additional funds to, among other things, refinance existing indebtedness, fund existing operations, improve or expand our operations, respond to competitive pressures or make acquisitions. If adequate funds are not available on acceptable terms, we may be unable to achieve our business or strategic objectives or compete effectively. Our ability to pursue certain future opportunities may depend in part on our ongoing access to debt and equity capital markets. We cannot assure you that any such financing will be available on terms satisfactory to us or at all. If we are unable to obtain financing on acceptable terms, we may have to curtail our growth by, among other things, curtailing the expansion of our fleet of units or our acquisition strategy. Additionally, future credit market conditions could increase the likelihood that one or more of our lenders may be unable to honor their commitments under our ABL Facility, which could have an adverse effect on our financial condition and results of operations.

Economic disruptions affecting key counterparties could also materially adversely affect our business. We monitor the financial strength of our larger customers, derivative counterparties, lenders, vendors, service providers and insurance carriers on a periodic basis using publicly-available information to evaluate our exposure to those who have or who we believe may likely experience significant threats to their ability to adequately perform their obligations to us. The information available will differ from counterparty to counterparty and may be insufficient for us to adequately interpret or evaluate our exposure and/or determine appropriate or timely responses.

Our leverage may make it difficult for us to service our debt and operate our business.

As of December 31, 2025, we had $3.6 billion of total indebtedness, excluding deferred financing fees, consisting of $1.5 billion of borrowings under our ABL Facility, $500.0 million of our 4.625% senior secured notes due 2028 ("2028 Secured Notes"), $500.0 million of our 6.625% senior secured notes due 2029 ("2029 Secured Notes"), $500.0 million of our 6.625% senior secured notes due 2030 ("2030 Secured Notes"), $450.0 million of our 7.375% senior secured notes due 2031 ("2031 Secured Notes" and collectively "Senior Secured Notes"), and $166.9 million of finance leases. Our leverage could have important consequences, including (a) making it more difficult to satisfy our obligations with respect to our various debt and liabilities; (b) requiring us to dedicate a substantial portion of our cash flow from operations to debt payments, thus reducing the availability of cash flow to fund internal growth through working capital and capital expenditure on our existing fleet or on new fleet and for other general corporate purposes; (c) increasing our vulnerability to a downturn in our business or adverse economic or industry conditions; (d) placing us at a competitive disadvantage compared to our competitors that have less debt in relation to cash flow and that, therefore, may be able to take advantage of opportunities that our leverage would prevent us from pursuing; (e) limiting our flexibility in planning for or reacting to changes in our business and industry; (f) restricting us from pursuing strategic acquisitions or exploiting certain business opportunities or causing us to make non-strategic divestitures; restricting us from pursuing strategic acquisitions or exploiting certain business opportunities or causing us to make non-strategic divestitures; (g) requiring additional monitoring, reporting and borrowing base requirements under our ABL Facility if borrowings significantly increase or if certain liquidity thresholds are not satisfied; and (h) limiting our ability to borrow additional funds or raise equity capital in the future and increasing the costs of such additional financings.

Our ability to meet our debt service obligations or to refinance our debt depends on our future operating and financial performance, which will be affected by our ability to successfully implement our business strategy as well as general economic, financial, competitive, regulatory and other factors beyond our control. If our business does not generate sufficient cash flow from operations, or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before its maturity, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our operations. In addition, we may not be able to affect any of these actions, if necessary, on commercially reasonable terms or at all. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of our existing or future debt instruments may limit or prevent us from taking any of these actions. If we default on the payments required under the terms of certain of our indebtedness, that indebtedness, together with debt incurred pursuant to other debt agreements or instruments that contain cross-default or cross-acceleration provisions, may become payable on demand, and we may not have sufficient funds to repay all of our debts. As a result, our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on our business, financial condition, and results of operations, as well as on our ability to satisfy our debt obligations.

Despite our current level of indebtedness, we and our subsidiaries will still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional debt in the future, including in connection with capital leases. Although the ABL Facility and the indentures that govern our Senior Secured Notes contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of debt that we could incur in compliance with these restrictions could be substantial. In addition, the ABL Facility and the indentures that govern our Senior Secured Notes do not prevent us from incurring other obligations that do not constitute indebtedness under those agreements. If we add debt to our and our subsidiaries' existing debt levels, the risks associated with our substantial indebtedness described above, including our possible inability to service our debt, will increase.

We are subject to and may, in the future become subject to, covenants that limit our operating and financial flexibility and, if we default under our debt covenants, we may not be able to meet our payment obligations.

Our ABL Facility and the indentures that govern our Senior Secured Notes, as well as any instruments that govern any future debt obligations, contain covenants that impose significant restrictions on the way we can operate, including restrictions on the ability to (a) incur or guarantee additional debt and issue certain types of stock; (b) create or incur certain liens; (c) make certain payments, including dividends or other distributions, with respect to our equity securities; (d) prepay or redeem junior debt; (e) make certain investments or acquisitions, including participating in joint ventures; (f) engage in certain transactions with affiliates; (g) create unrestricted subsidiaries; (h) create encumbrances or restrictions on the payment of dividends or other distributions, loans or advances to, and on the transfer of, assets to the issuer or any restricted subsidiary; (i) sell assets, consolidate or merge with or into other companies; (j) sell or transfer all or substantially all our assets or those of our subsidiaries on a consolidated basis; and (k) issue or sell share capital of certain subsidiaries.

Although these limitations are subject to significant exceptions and qualifications, these covenants could limit our ability to finance future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest. Our ability to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If we default on our obligations under our ABL Facility or our Senior Secured Notes, then the relevant lenders or holders could elect to declare the debt, together with accrued and unpaid interest and other fees, if any, immediately due and payable and proceed against any collateral securing that debt. If the debt under our ABL Facility, our Senior Secured Notes, or any other material financing arrangement that we enter into were to be accelerated, our assets may be insufficient to repay in full such indebtedness.

Our ABL Facility also requires us to satisfy specified financial maintenance tests in the event that we do not satisfy certain excess liquidity requirements. Deterioration in our operating results, as well as events beyond our control, including increases in raw materials prices and unfavorable economic conditions, could affect the ability to meet these tests, and we cannot assure that we will meet these tests. If an event of default occurs under our ABL Facility, the lenders could terminate their commitments and declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be immediately due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions also may be accelerated or become payable on demand. In these circumstances, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness then outstanding.

The amount of borrowings permitted at any time under our ABL Facility is subject to compliance with limits based on a periodic borrowing base valuation of the collateral thereunder. As a result, our access to credit under our ABL Facility is subject to potential fluctuations depending on the value of the borrowing base of eligible assets as of any measurement date, as well as certain discretionary rights of the agent in respect of the calculation of such borrowing base value. As a result of any change in valuation, the availability under our ABL Facility may be reduced, or we may be required to make a repayment of our ABL Facility, which may be significant. The inability to borrow under our ABL Facility or the use of available cash to repay it as a result of a valuation change may adversely affect our liquidity, results of operations, and financial position.

ITEM 1B.   Unresolved Staff Comments

None.

ITEM 1C.   Cybersecurity

Our Board of Directors is committed to maintaining a strong cybersecurity and data protection framework intended to protect our customers, shareholders, employees, and other stakeholders, as well as the integrity of our operations. Our Board is involved in the oversight of our cybersecurity risk management efforts. Our cybersecurity risk management consists of a set of processes designed to assess, identify and effectively manage material risks arising from cybersecurity and data protection threats. These processes are aligned with the Framework for Improving Critical Infrastructure Cybersecurity established by the

National Institute of Standards and Technology. Our processes have been integrated into our overall risk management system, consistent with our commitment to safeguarding our operations and data on a Company-wide basis. Our cybersecurity risk management efforts are overseen by our Audit Committee in collaboration with individual members of our management team, specifically our Information Technology Leadership Team, Chief Legal Officer, and Vice President of Risk Management. Generally, our cybersecurity risk management efforts seek to address cybersecurity risks and incident response through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information we collect by identifying, preventing and mitigating cybersecurity threats and effectively responding to incidents when they occur. Our efforts also emphasize continuity of systems to ensure minimal disruption and maintain operational integrity during cybersecurity threats and incidents. We regularly review and update our contingency plans, aiming to enhance the resilience of our operations and the consistent functionality of our systems in the face of potential disruptions.

Risk Management and Strategy

As part of our overall approach to cybersecurity, our cybersecurity risk management processes are focused on the following key areas.

Governance: As discussed in more detail under the "Governance" heading, the Audit Committee provides oversight of our cybersecurity risk management processes in collaboration with our Information Technology Leadership Team, Chief Legal Officer, Vice President of Risk Management and other internal and external experts.

Collaborative Approach: Our cybersecurity risk management efforts include the implementation of a comprehensive, cross-functional approach to identify, prevent and mitigate cybersecurity threats and incidents. We have various tools in place that allow us to monitor and address threats and incidents that have the potential to materially affect our business strategy, financial condition, and results of operations, which allows us to determine the materiality of and ensure timely public disclosure of any such threat or incident, as appropriate.

Technical Safeguards: We deploy technical safeguards designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, all of which are evaluated and improved through vulnerability assessments on a periodic basis.

Incident Response and Recovery Plans: We have established and maintain comprehensive incident response and recovery plans, which detail the steps to be taken from the initial internal reporting of a potential cybersecurity incident.

Third Party Involvement and Risk Assessment: We actively and routinely engage assessors, consultants, auditors and other relevant third parties with appropriate expertise in their respective fields for the purposes of effectively maintaining and improving the quality and effectiveness of our processes. We believe this allows us to employ best practices and reduce the risks associated with evolving cybersecurity and data protection threats. We have also implemented industry-recommended practices to oversee and identify threats associated with the use of our third-party service providers.

Education and Awareness: We provide regular, mandatory trainings for applicable personnel with the purpose of providing personnel with effective tools to address cybersecurity threats and incidents, and to effectively communicate our cybersecurity risk management processes, including all related information, security policies, standards, process and practices.

Certain cybersecurity threats have the potential to materially affect our business strategy, financial condition, and results of operations. These threats include the risk of cyberattacks that could result in the disruption of our business operations, loss of sensitive information or data and damage to our reputation with our customers, shareholders, and other stakeholders. We conduct periodic assessments of these threats, and we have developed action plans that are already implemented, or are currently underway to be implemented, based on the results of our periodic assessments.

Governance

In accordance with our internal policies, our Information Technology Leadership Team, Chief Legal Officer, and Vice President of Risk Management are tasked with certain oversight and management responsibilities related to the monitoring, prevention, mitigation and remediation of cybersecurity threats and incidents. These management members report to the Audit Committee, and the Audit Committee reports to the full Board of Directors, as appropriate. These reports include updates on our cybersecurity risks and threats, the status of efforts to strengthen our information security systems, assessments of our cybersecurity risk management processes, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the emerging threat landscape, technological trends and information security considerations arising with respect to our peers and third parties. These individuals enable us to implement measures that help reduce and address the cybersecurity and data protection threats we face. Such measures include disaster recovery and business continuity, solution monitoring, network resiliency and simplification, sensitive data security, employee training and testing, system functionality and stability, infrastructure upgrades and more.

The Audit Committee (i) periodically reviews our policies related to cybersecurity and data protection, which include the assessment, identification and management of material risks, mitigation strategy, governance and incident reporting, (ii) routinely coordinates with management and the Board of Directors, as applicable, in exercising its oversight over cybersecurity matters, (iii) receives timely information related to cybersecurity threats and incidents that meet specified materiality thresholds, as well as ongoing updates regarding any such threats or incidents until they have been addressed.

Management consistently assesses, monitors and manages our cybersecurity practices to align with the evolving threat landscape. Our cybersecurity risk management efforts are designed to protect our information systems from cybersecurity threats and to appropriately respond to any threats or incidents. Through ongoing communications, management and other applicable personnel monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and report such threats and incidents to the Audit Committee and the Board of Directors, as appropriate.

Members of the Information Technology Leadership Team have experience managing risks arising from cybersecurity threats and hold security certifications including Certified Information Systems Security Professional (CISSP) and Certified Information Security Manager (CISM). Our Vice President of Infrastructure and Information Technology Operations has served in various information technology security, infrastructure, and application roles for over 28 years and is supported by a team of information technology and cyber security professionals with decades of relevant experience. The Vice President of Risk Management has served in various roles in information technology and information security for over 19 years, holds an undergraduate degree in Accounting and a Master of Business Administration degree, and is a Certified Public Accountant.

We test and evaluate our cybersecurity risk management processes on a regular basis. As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, financial condition or results of operations.

ITEM 2.   Properties

Our primary corporate headquarters is located in Scottsdale, Arizona, with additional shared services locations in Baltimore, Maryland; Orlando, Florida; and India. We operate approximately 260 branch locations and additional drop lots across the US, Canada, and Mexico. Collectively, we lease approximately 84% of our branch properties and own the remaining balance. Our management believes that none of our properties, on an individual basis, is material to our operations, and that our properties are well maintained and suitable for their intended use.

Subject to certain exceptions, substantially all of our owned real and personal property in the US and Canada is encumbered under our ABL Facility and Senior Secured Notes. We do not believe that the encumbrances will materially detract from the value of our properties, or materially interfere with their use in the operation of our business.

ITEM 3.   Legal Proceedings

The Company is involved in various lawsuits, claims and legal proceedings that arise in the ordinary course of business. The Company assesses these matters on a case-by-case basis as they arise and establishes reserves as required. As of December 31, 2025, with respect to these outstanding matters, the Company believes that the amount or range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company. However, the outcome of such matters is inherently unpredictable and subject to significant uncertainties.

ITEM 4.   Mine Safety Disclosures

Not applicable.

PART II

ITEM 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock

Our Common Stock is listed on the Nasdaq Capital Market under the symbol "WSC." The Company had 181,184,438 shares of Common Stock issued and outstanding as of December 31, 2025.

Holders

As of February 13, 2026, there were 26 holders of record of our Common Stock. The number of holders of record does not include a substantially greater number of "street name" holders or beneficial holders whose Common Stock are held of record by banks, brokers and other financial institutions.

Dividend Policy

We have strong recurring cash flows, which give us flexibility in how we allocate capital, and we review the appropriate mix of growth investments, debt reduction, and returns to shareholders on an ongoing basis. On February 18, 2025, our Board of Directors approved a quarterly dividend program. Our Board of Directors will regularly assess the cash dividend program with a long-term focus on increasing the dividend payment over time. The declaration, amount and payment of future dividends will be at the discretion of our Board of Directors and will depend on our then current financial condition, results of operations, capital requirements and other factors deemed relevant by our Board of Directors. Dividends are subject to requirements of the ABL Facility, the indentures governing our Senior Secured Notes, and Delaware law.

Repurchases

In September 2024, our Board of Directors authorized a share repurchase program pursuant to which the Company may repurchase up to $1.0 billion of its outstanding shares of Common Stock and equivalents. The stock repurchase program does not obligate us to purchase any particular number of shares, and the timing and exact amount of any repurchases will depend on various factors, including market pricing and conditions, business, legal, and other considerations. We may repurchase our shares in open market transactions or through privately negotiated transactions in accordance with federal securities laws, at our discretion. The repurchase program, which has no expiration date, may be increased, suspended, or terminated at any time and remains subject to the discretion of our Board of Directors. The program is expected to be implemented over the course of several years and will be conducted subject to the covenants in our ABL Facility and the indentures governing our Senior Secured Notes. As of December 31, 2025, $724.3 million of the $1.0 billion share repurchase authorization remained available for use.

The following table summarizes our purchase of Common Stock during the fourth quarter of 2025:

Period	Total Number of Shares and Equivalents Purchased (in thousands)	Average Price Paid per Share	Total Numbers of Shares and Equivalents Purchased as part of Publicly Announced Plan (in thousands)	Maximum Dollar Value of Shares and Equivalents that May Yet Be Purchased Under the Plan (in millions)
October 1, 2025 to October 31, 2025	—	$ —	—	$ 741.7
November 1, 2025 to November 30, 2025	1,000.0	$ 17.36	1,000.0	$ 724.3
December 1, 2025 to December 31, 2025	—	$ —	—	$ 724.3
Total	1,000.0		1,000.0	

Performance Graph

The following graph compares the cumulative total return of our Common Stock based on the December 31 share price from 2020 through 2025 with the cumulative total return of companies comprising the S&P MidCap 400 Index ("S&P 400"), the S&P SmallCap 600 Index ("S&P 600"), and the Russell 1000 Index, which includes our peer group of issuers. We began presenting the cumulative return of the S&P 600 in 2025, as the S&P 600 includes companies with comparable market capitalization. The graph plots the growth in value of an initial investment of $100 in each of our common shares, the S&P 400, the S&P 600, and the Russell 1000 Index over the indicated time periods, and assumes reinvestment of dividends, if any, paid on the securities. We began paying dividends for the first time during 2025, and the graph includes reinvestment of dividends for the Company beginning in 2025. The share price performance shown on the graph is not necessarily indicative of future price performance.



	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
WillScot	$100.00	$176.26	$194.95	$192.06	$144.37	$82.18
S&P MidCap 400 Index	$100.00	$124.73	$108.37	$126.13	$143.65	$154.40
S&P SmallCap 600 Index	$100.00	$126.74	$106.28	$123.22	$133.87	$141.88
Russell 1000 Index	$100.00	$126.43	$102.24	$129.33	$161.02	$188.95

ITEM 6.   [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand our operations and current business environment. MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes thereto, contained in Part II, Item 8. Financial Statements and Supplemental Data of this Annual Report on Form 10-K. All references to "Notes" in this MD&A are to notes to our financial statements. The discussion of results of operations in this MD&A is presented on a historical basis, as of or for the year ended December 31, 2025 or prior periods.

For further discussion regarding our results of operations for the year ended December 31, 2024, as compared to the year ended December 31, 2023, refer to Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*, in our Annual Report on Form 10-K for the year ended December 31, 2024.

The consolidated financial statements were prepared in conformity with GAAP. We use certain non-GAAP financial measures to supplement the GAAP reported results to highlight key metrics that are used by management to evaluate Company performance. Reconciliations of GAAP financial information to the disclosed non-GAAP measures are provided in the Reconciliation of Non-GAAP Financial Measures section.

Executive Summary

We are a leading business services provider specializing in innovative and flexible turnkey temporary space solutions. We offer our customers an extensive selection of space solutions with over 128,000 modular space units and over 176,000 portable storage units in our fleet. Our diverse product offering includes:

- **Modular Space Solutions**: modular office complexes, mobile offices, classrooms, ground level offices, blast-resistant modules, clearspan structures and sanitation solutions.
- **Portable Storage Solutions**: portable storage containers and climate-controlled containers and trailers.
- **Value-Added Products ("VAPS")**: a thoughtfully curated selection of solutions that supports our "Right from the Start" value proposition, including workstations, furniture, appliances, media packages, power and solar solutions, telematics, connectivity and data solutions, security and protection products, entrance packages, electrical and lighting products, organization and space optimization assets, perimeter solutions and other items that improve the customer experience.

We operate a hybrid in-house and outsourced logistics and service infrastructure that provides delivery, site work, installation, disassembly, removal and other services to our customers for an additional fee as part of our leasing and sales operations. We also provide incremental value to our customers by providing other services, including technical expertise and oversight for customers regarding building design and permitting, site preparation, and project management, including expansion or contraction of installed space based on changes in project requirements. We service diverse end markets across all sectors of the economy throughout the United States ("US"), Canada, and Mexico. As of December 31, 2025, our branch network included approximately 260 branch locations and additional drop lots to service our over 85,000 customers.

We primarily lease, rather than sell, our space solutions to customers, which results in a highly diversified and predictable recurring revenue stream. Over 90% of new lease orders are on our standard lease agreement, pre-negotiated master lease or enterprise account agreements. Rental contracts with customers are generally based on a 28-day or monthly rate and billing cycle. The initial lease periods vary, and our leases are customarily renewable on a month-to-month basis after their initial term and continue until cancelled by the customer or us. Given that our customers value flexibility, they consistently extend their leases or renew on a month-to-month basis such that the average effective duration of our consolidated lease portfolio, excluding seasonal portable storage units, was approximately 42 months as of December 31, 2025. We believe our lease revenue is highly predictable due to its recurring nature and the underlying stability and diversification of our lease portfolio. We complement our core leasing business by selling both new and used units, allowing us to leverage scale, achieve purchasing benefits and redeploy capital employed in our lease fleet.

We remain focused on safely and frugally growing lease revenue by increasing volumes, driving VAPS penetration, and optimizing rates. To achieve these objectives, we continue to invest in initiatives to improve customer service and increase the scope of our portfolio of turnkey space solutions. In 2025, we supported these initiatives by:

- Expanding our Enterprise Accounts and business development team with a focus on key industry verticals,
- Investing in the sales force and implementing new sales enablement tools to support stronger operational productivity and effectiveness,
- Launching an ecommerce solution to facilitate the customer experience through technology and self-service capabilities, and
- Continuing to grow our portfolio of new product solutions for our customers, including climate-controlled storage, clearspan structures, and perimeter solutions.

2025 Full-Year Summary

For the year ended December 31, 2025, as compared to the year ended December 31, 2024, results and key drivers of our financial performance included:

- **Total revenues** decreased $114.3 million, or 4.8%, to $2,281.4 million for the year ended December 31, 2025. The decline in revenue was driven by a decrease in units on rent, two large projects in the prior year of approximately $26.0 million, and a $63.5 million increase in accounts receivable write-offs recorded as a reduction to revenue compared to the same period in 2024. The increased write-offs were primarily driven by aged receivables that we deemed uncollectible as our central operations team progresses our initiative to improve our order-to-cash process and reduce our days sales outstanding. However, write-offs to receivables recorded as a reduction to revenue result in a corresponding reduction to the provision for credit losses recorded in selling, general, and administrative expense ("SG&A") to the extent that the related receivables were already reserved. Additionally, seasonal retail demand, primarily for storage containers, was down approximately $13 million year-over-year.

- **Leasing revenue** decreased $90.9 million, or 4.9%, driven by a decrease in total average units on rent of 24,903, or 11.3%. Lower demand was driven by reductions in non-residential construction project start activity over the past three years as a result of higher interest rates. The decline was also driven by an increase of $48.7 million of write-offs of aged receivables deemed uncollectible recorded as a reduction to revenue, as well as a decrease of $6 million in seasonal retail demand, primarily for storage containers, partially offset by a 4.9% increase in modular average monthly rate and a 7.5% increase in storage average monthly rate. The 4.9% increase in modular average monthly rate was driven by our continued price optimization strategy. The 7.5% increase in storage average monthly rate was driven by a higher mix of climate-controlled containers on rent relative to steel containers.

- **Delivery and installation revenue** decreased $30.0 million, or 7.2%, driven by fewer deliveries, two large projects in the prior year representing approximately $26.0 million, and a $10.7 million increase in accounts receivable write-offs, partially offset by increased delivery and installation revenue driven by favorable product mix from large complex installations.

- **Sales revenue:** new unit sales revenue increased by $3.4 million, or 4.6%, and rental unit sales revenue increased $3.1 million, or 5.0%.

- Generated **net loss** of $53.0 million for the year ended December 31, 2025, representing a decrease to net income of $81.1 million versus the year ended December 31, 2024. The net loss included costs of $361.9 million, including:

  – $301.9 million of restructuring costs related to our Network Optimization Plan, consisting of accelerated depreciation of rental equipment.

  – $41.0 million of accelerated depreciation expense and $3.8 million reported in costs of leasing to implement the Company's real estate exit initiatives prior to the approval of the Network Optimization Plan.

  – $5.1 million in non-equity executive transition costs included in SG&A.

- Generated **Adjusted EBITDA** of $971.0 million for the year ended December 31, 2025, representing a decrease of $92.1 million, or 8.7%, as compared to 2024.

- **Net cash provided by operating activities** increased $200.3 million to $762.0 million for the year ended December 31, 2025, primarily due to 2024 payments of $225.7 million for the termination fee paid in connection with the termination of our proposed merger with McGrath RentCorp. ("McGrath") and transaction costs from terminated acquisitions.

- **Net cash used in investing activities**, excluding cash used for acquisitions, increased $31.6 million to $272.8 million due to an increase in the purchase of rental equipment and refurbishments of $36.8 million as a result of increased new fleet purchases, modular refurbishments, and investments in VAPS to support strong activity in large project demand.

- Generated **Adjusted Free Cash Flow** of $488.8 million for the year ended December 31, 2025, representing a decrease of $65.2 million, or 11.8%, as compared to 2024. During the year ended December 31, 2025, we deployed Free Cash Flow to:

  – Acquire a regional provider of climate-controlled containers and trailers and rental fleet assets from two companies for $141.3 million.

  – Repurchase $97.5 million of our Common Stock, reducing outstanding Common Stock by 3.9 million shares.

  – Redeem $50.0 million of our 2031 Secured Notes to reduce borrowing costs.

  – Reduce outstanding borrowings under our ABL Facility by $67.6 million.

  – Pay quarterly dividends of $0.07 per share, returning $51.1 million to our stockholders.

- We believe that the predictability of our Adjusted Free Cash Flow allows us to pursue multiple capital allocation priorities opportunistically, including investing in organic opportunities that we see in the market, maintaining appropriate leverage, opportunistically executing accretive acquisitions, and returning capital to stockholders via share repurchases and dividends. We also believe our strong operating cash flow generation, countercyclical net capital expenditure ("Net CAPEX") profile, and $1.4 billion of available borrowing capacity under our ABL Facility, provide ample liquidity to execute our strategy.

In addition to using GAAP financial measures, to evaluate our operating results, we use Adjusted EBITDA, Adjusted Free Cash Flow, and Net CAPEX, which are non-GAAP financial measures. As such, we include in this Annual Report on Form 10-K reconciliations to their most directly comparable GAAP financial measures. These reconciliations and descriptions of why we believe these measures provide useful information to investors as well as a description of the limitations of these measures are included in "Reconciliation of Non-GAAP Financial Measures."

Significant Developments

Leadership Updates

On September 3, 2025, our Board of Directors unanimously elected Tim Boswell as Chief Executive Officer and as a director, effective January 1, 2026. Also effective September 4, 2025, Worthing Jackman, former non-Executive Chairman of the Board, began serving as Executive Chairman of the Board, to continue to lead the Board and to assist the CEO and senior management team in achieving the Company's strategic plan. In addition, Jeff Sagansky was appointed Lead Independent Director.

Network Optimization Plan

During 2025, following the integration of our modular and storage field operations in 2024, we evaluated our real estate footprint on a property-by-property basis to opportunistically reduce overall real estate costs while maintaining market coverage. To exit certain real estate positions, we disposed of certain rental fleet units, with a primary focus on long idle, non-standard, or higher repair cost units, while maintaining adequate idle fleet to meet projected demand. During the eleven months ended November 30, 2025, rental equipment identified for disposal was depreciated to its salvage value, resulting in approximately $41.0 million of incremental rental equipment depreciation. During 2025, we exited 60 acres of real estate.

In December 2025, we initiated a comprehensive Network Optimization Plan based on a robust, strategic analysis, identifying additional real estate locations for exit, which was approved by the Board of Directors on December 18, 2025. Exiting those locations necessitates the disposal of certain rental equipment. The restructuring plan encompasses exiting approximately 665 acres of real estate over the next four years, representing 108 branch and drop lot locations and approximately 25% of our leased acreage. To enable these exits, we identified rental fleet units with a net book value of $312.1 million to be abandoned, representing approximately 53,000 units (approximately 31,000 portable storage units and 22,000 modular space units), concentrated on long idle, nonstandard, or higher repair cost units. We believe these actions will reduce expected annual real estate cost increases, leave adequate idle fleet to meet future projected demand, and maintain all market coverage and customer service capabilities. We expect to substantially complete all real estate exits and related rental equipment disposals under the Network Optimization Plan by 2029. For the year ended December 31, 2025, we recorded restructuring costs for the Network Optimization Plan of $301.9 million, consisting primarily of accelerated depreciation of rental equipment.

We expect the initiative to result in future costs consisting of rental equipment disposal costs of approximately $40 million and rental equipment relocation costs of approximately $20 million. Disposal costs consist of demolition costs, waste removal fees and scrapping fees. Disposal costs will be recorded within restructuring costs when incurred. Relocation costs consist primarily of costs to relocate units to other branch locations. Relocation costs will be recorded within costs of leasing when incurred. The amount and timing of the actual charges may vary due to a variety of factors, including the ability of vendors to accommodate disposal volumes and additional time needed to exit leased properties. The Company's estimates for the charges discussed above exclude any potential income tax effects.

Financing Activities

On March 26, 2025, we completed a private offering of $500.0 million in aggregate principal amount of our 2030 Secured Notes. We used the net proceeds of the offering, together with $33.0 million of additional borrowings under the ABL Facility to (i) redeem all outstanding 2025 Secured Notes at a redemption price equal to 100.00% of the principal amount of the 2025 Secured Notes outstanding, totaling $526.5 million, plus accrued and unpaid interest, and (ii) pay related fees and expenses. We redeemed the 2025 Secured Notes to extend the Company's debt maturity profile, consistent with our capital structure optimization strategy. The redemption did not result in a material gain or loss on extinguishment of debt, as the 2025 Secured Notes were redeemed at par and related fees were expensed as incurred.

On October 16, 2025, we amended our ABL Facility to reduce borrowing costs and extend the maturity date to October 16, 2030. The aggregate principal amount of the ABL Facility was reduced from $3.7 billion to $3.0 billion to reduce undrawn line fees, and the accordion feature was increased from $750 million to $1.0 billion. We anticipate meaningful annual cash interest expense savings of approximately $5.0 million at current borrowing levels with opportunities to further reduce our interest costs in the future based on availability under the ABL Facility and net debt to EBITDA leverage levels. We recorded a loss on extinguishment of debt of $3.4 million associated with the amendment. After giving effect to the extension, we have no maturities of debt until 2028 other than for finance leases.

On November 18, 2025, we redeemed $50.0 million of the 2031 Secured Notes to reduce borrowing costs. The redemption resulted in a $2.0 million loss on extinguishment of debt.

Business Combination and Asset Acquisitions

During the year ended December 31, 2025, we acquired a regional provider of climate-controlled containers and trailers for $115.6 million, net of cash acquired, which consisted primarily of approximately 2,100 temperature-controlled units. We expect this acquisition to expand our climate-controlled product offering and enhance our regional market presence, with anticipated operational synergies and customer cross-sell opportunities. As of the acquisition date, the fair value of the goodwill recorded was $54.8 million, the fair value of the intangible assets acquired was $18.7 million, and the fair value of rental equipment acquired was $36.6 million. The purchase price allocation is preliminary, based on the best estimates of management, and subject to revision as management obtains additional information regarding the valuation of acquired rental equipment and intangible assets. Revenue and earnings from the business combination following the acquisition date are not available, as the business was integrated into the Company's centralized financial and operational processes following acquisition.

During the year ended December 31, 2025, we also acquired $23.2 million in rental fleet assets from two companies for $25.8 million in cash.

Share Repurchases

During the year ended December 31, 2025, we repurchased 3,924,846 shares of Common Stock for $97.5 million. As of December 31, 2025, $724.3 million of the approved share repurchase pool remained available. The Company intends to continue its share repurchases based on available cash flow, capital allocation priorities, and market conditions.

Dividends

On February 18, 2025, our Board of Directors approved a quarterly dividend program. In 2025, our Board of Directors declared quarterly dividends of $0.07 per share, totaling $51.7 million. Dividends paid were $51.1 million for the year ended December 31, 2025. The Company intends to continue its quarterly dividend program, subject to Board approval and based on available cash flow, capital allocation priorities, and market conditions.

Economic Conditions

Over the past three years, as a result of the decline in non-residential construction starts in the US due to higher interest rates and the impact of these higher rates on lending availability, primarily on smaller projects, we experienced a decline in unit activations resulting in lower units on rent. Lower demand in the retail and wholesale trade customer segment also negatively impacted portable storage unit demand. Given the flexibility in our cost structure, we reacted quickly to the lower activity levels and reduced variable costs.

Business Environment and Outlook

Our customers operate in a diversified set of end markets such as construction and infrastructure; commercial and industrial, including retail and wholesale trade; energy and natural resources; and government and institutions, including education and healthcare. We track several market leading indicators to predict demand, including those related to our two largest end markets, the commercial and industrial sector and the construction and infrastructure sector, which collectively accounted for approximately 85% of our revenues in the year ended December 31, 2025. Even in an uncertain macro-economic environment, market catalysts such as increased infrastructure spending, onshoring and reshoring, and large scale projects like data centers and power generation support our revenues. Additionally, we are investing in our sales team to drive enterprise account and local market execution with continued penetration of our customer base with our VAPS offerings, long-term pricing initiatives, and cross-selling our portfolio of products.

Components of Our Consolidated Historical Results of Operations

Revenues

Our revenues consist mainly of leasing and services revenue and sales revenue. We derive our leasing and services revenue primarily from the leasing of space solutions. Included in leasing revenue are VAPS, such as workstations, furniture, appliances, media packages, power and solar solutions, telematics, connectivity and data solutions, security and protections products, entrance packages, electrical and lighting products, organization and space optimization assets, perimeter solutions, and other items our customers use in connection with our products. Delivery and installation revenue includes fees that we charge for the delivery, site work, installation, disassembly, unhooking and removal, and other services to our customers for an additional fee as part of our leasing and sales operations.

The key drivers of changes in our leasing revenue are:

- the average number of units on rent;
- the average monthly rental rate per unit, including VAPS.

The average number of units on rent during a period represents the number of units in use from the time they are leased to a customer until the time they are returned to us. Our average monthly rental rate per unit for a period is equal to the ratio of (i) our rental revenue for that period including VAPS but excluding delivery and installation services and other leasing-related revenues, to (ii) the average number of lease units rented to our customers during that period. We also measure the average utilization rate of our lease units, which is the ratio of (i) the average number of units on rent to (ii) the average total number of units available for lease in our fleet during a period.

In addition to leasing revenue, we also generate revenue from sales of new and used units to our customers, as well as delivery, installation, maintenance, removal services and other incidental items related to accommodation services for our customers. Included in our sales revenue are charges for modifying or customizing sales equipment to customers' specifications.

Cost of Revenues and Gross Profit

Cost of revenues associated with our leasing business includes payroll and payroll-related costs for branch operations personnel, material and other costs related to the repair, maintenance, storage and transportation of rental equipment. Cost of revenues also includes depreciation expense associated with our rental equipment. Cost of revenues associated with our new unit sales business includes the cost to purchase, assemble, transport and customize units that are sold. Cost of revenues for our rental unit sales consist primarily of the net book value of the unit at date of sale. We define gross profit as the difference between total revenues and cost of revenues.

Selling, General and Administrative Expense

Our SG&A includes all costs associated with our selling efforts, including marketing costs, marketing salaries and benefits, as well as the salary, benefits, and commissions of sales personnel. SG&A also includes the leasing of facilities we occupy, professional fees and information systems, our overhead costs, such as salaries and other employee costs of management, administrative and corporate personnel, and integration costs associated with acquisitions and business combinations. Finally, SG&A incorporates the allowance for credit losses and costs incurred to pursue recovery of defaulted receivables.

Other Depreciation and Amortization

Other depreciation and amortization includes depreciation of our property, plant and equipment, as well as the amortization of our intangible assets.

Termination Fee

In 2024, we paid a $180.0 million fee to terminate a merger agreement.

Impairment Loss on Intangible Asset

In 2024, we executed a rebranding under the WillScot brand name, discontinued the use of the Mobile Mini brand name, and recognized an impairment charge of $132.5 million related to the Mobile Mini trade name.

Restructuring Costs

For the year ended December 31, 2025, restructuring costs consist primarily of non-cash accelerated depreciation of rental equipment incurred as part of the Network Optimization Plan. For the year ended December 31, 2024, restructuring costs include one-time termination benefits related to employee separation costs.

Currency Losses, Net

Currency losses, net includes unrealized and realized losses on monetary assets and liabilities denominated in foreign currencies other than our functional currency at the reporting date.

Other Expense (Income), Net

Other expense (income), net primarily consists of (gain) loss on disposal of non-operational property, plant and equipment, insurance proceeds, (gain) loss on investments, other financing-related costs, and other non-recurring charges.

Interest Expense, Net

Interest expense, net consists of the costs of external debt, including the Company's ABL Facility, outstanding notes, and obligations under finance leases, as well as the impact of interest rate swap agreements and interest income from investments.

Loss on Extinguishment of Debt

In 2025, we amended our ABL Facility. We recorded a loss on extinguishment of debt of $3.4 million related to the ABL Facility amendment. During 2025, we also redeemed $50.0 million of the 2031 Secured Notes. The redemption resulted in a $2.0 million loss on extinguishment of debt.

Income Tax (Benefit) Expense

We are subject to income taxes in the US, Canada, Mexico, and India. Our overall effective tax rate is affected by a number of factors, such as the relative amounts of income we earn in differing tax jurisdictions, tax law changes, and certain non-deductible expenses such as compensation disallowance. The rate is also affected by discrete items that may occur in any given year, such as legislative enactments and tax credits. These discrete items may not be consistent from year to year. Income tax (benefit) expense, deferred tax assets and liabilities and liabilities for unrecognized tax benefits reflect our best estimate of current and future taxes to be paid.

Consolidated Results of Operations

Certain consolidated results of operations for the years ended December 31, 2025 and 2024 are presented below.

(in thousands, except share data)	Years Ended December 31, 2025		Years Ended December 31, 2024		2025 vs. 2024 Change	
Revenues:						
Leasing and services revenue:						
Leasing	$	1,749,023	$	1,839,875	$	(90,852)
Delivery and installation		388,887		418,881		(29,994)
Sales revenue:						
New units		77,941		74,499		3,442
Rental units		65,595		62,463		3,132
Total revenues		2,281,446		2,395,718		(114,272)
Costs:						
Costs of leasing and services:						
Leasing		371,603		385,078		(13,475)
Delivery and installation		323,403		328,880		(5,477)
Costs of sales:						
New units		53,164		45,554		7,610
Rental units		35,720		32,224		3,496
Depreciation of rental equipment		333,970		302,143		31,827
Gross profit		1,163,586		1,301,839		(138,253)
Other operating expenses:						
Selling, general and administrative		581,762		630,705		(48,943)
Other depreciation and amortization		96,051		82,829		13,222
Restructuring costs		302,180		8,559		293,621
Termination fee		—		180,000		(180,000)
Impairment loss on intangible asset		—		132,540		(132,540)
Currency losses, net		210		593		(383)
Other expense (income), net		1,929		2,698		(769)
Operating income		181,454		263,915		(82,461)
Interest expense, net		231,511		227,311		4,200
Loss on extinguishment of debt		5,364		—		5,364
(Loss) income before income tax		(55,421)		36,604		(92,025)
Income tax (benefit) expense		(2,431)		8,475		(10,906)
Net (loss) income	$	(52,990)	$	28,129	$	(81,119)
(Loss) earnings per share - basic	$	(0.29)	$	0.15	$	(0.44)
(Loss) earnings per share - diluted	$	(0.29)	$	0.15	$	(0.44)
Weighted average shares - basic		182,394,306		188,101,693		(5,707,387)
Weighted average shares - diluted		182,394,306		190,292,256		(7,897,950)
Cash Flow Data:						
Net cash from operating activities	$	761,985	$	561,644	$	200,341
Net cash from investing activities	$	(417,473)	$	(362,348)	$	(55,125)
Net cash from financing activities	$	(340,525)	$	(200,119)	$	(140,406)
Other Financial Data:						
Adjusted EBITDA[a]	$	971,039	$	1,063,160	$	(92,121)
Capital expenditures for rental equipment	$	(317,685)	$	(280,857)	$	(36,828)

Net CAPEX[a]	$	(273,204)	$	(233,428)	$	(39,776)
Adjusted Free Cash Flow[a]	$	488,781	$	553,937	$	(65,156)
Balance Sheet Data (end of year):					
Cash and cash equivalents	$	14,587	$	9,001	$	5,586
Rental equipment, net	$	3,093,321	$	3,377,939	$	(284,618)
Total assets	$	5,816,167	$	6,034,911	$	(218,744)
Long-term debt	$	3,557,074	$	3,683,502	$	(126,428)
Total shareholders' equity	$	856,254	$	1,018,593	$	(162,339)

(a) We present Adjusted EBITDA, Net CAPEX, and Adjusted Free Cash Flow, which are measures not calculated in accordance with GAAP and are defined and reconciled below in the section "Reconciliation of Non-GAAP Financial Measures," because they are key metrics used by management to assess financial performance. Our business is capital intensive, and these additional metrics allow management to further evaluate our operating performance.

	Year Ended December 31,	
	2025	**2024**
Modular space units on rent (average during the period)	89,548	94,780
Average modular space utilization rate	59.9 %	61.9 %
Average modular space monthly rental rate	$ 1,243	$ 1,185
Portable storage units on rent (average during the period)	106,784	126,455
Average portable storage utilization rate	51.5 %	60.0 %
Average portable storage monthly rental rate	$ 286	$ 266

Approximately 87,000 of our modular space units, or 68%, and 99,000 of our portable storage units, or 56%, were on rent as of December 31, 2025. Note that ending utilization figures reflect the removal of approximately 53,000 units (approximately 31,000 portable storage units and 22,000 modular space units) identified as part of our Network Optimization Plan from the total fleet count, whereas average annual utilization rates in the table above only reflect the removal of these units in months subsequent to approval of the Network Optimization Plan to determine the average fleet count.

Comparison of Years Ended December 31, 2025 and 2024

Revenue: Total revenue decreased $114.3 million, or 4.8%, to $2,281.4 million for the year ended December 31, 2025 from $2,395.7 million for the year ended December 31, 2024. The decline in revenue was driven by a decrease in units on rent, two large installation projects in the prior year with revenue of approximately $26.0 million, and a $63.5 million increase in accounts receivable write-offs recorded as a reduction to revenue compared to the same period in 2024. The increased write-offs were primarily driven by aged receivables that we deemed uncollectible as our central operations team progresses our initiative to improve our order-to-cash process and reduce our days sales outstanding. However, write-offs to receivables recorded as a reduction to revenue result in a corresponding reduction to the provision for credit losses recorded in SG&A to the extent that the related receivables were already reserved.

Leasing revenue decreased $90.9 million, or 4.9%, as compared to 2024 driven by a decrease in total average units on rent of 24,903, or 11.3%, and an increase in accounts receivable write-offs, which drove $48.7 million of the decrease. Increases in average monthly rental rates offset some of these decreases. Lower demand was driven by reductions in non-residential construction project start activity over the past three years as a result of higher interest rates. Total VAPS revenue, which is included in leasing revenue, decreased $0.1 million to $397.5 million for the year ended December 31, 2025 from $397.6 million for the year ended December 31, 2024.

Delivery and installation revenue decreased $30.0 million, or 7.2%, driven by fewer deliveries, as well as two large projects in the prior year with revenue of approximately $26.0 million and a $10.7 million increase in accounts receivable write-offs in 2025, partially offset by increased delivery and installation revenue driven by favorable product mix from large complex installations. New unit sales revenue increased $3.4 million, or 4.6%, and rental unit sales revenue increased $3.1 million, or 5.0%.

Total average units on rent for the years ended December 31, 2025 and 2024 were 196,332 and 221,235, respectively. Lower demand was driven by reduced non-residential construction project starts due to higher interest rates and increased economic uncertainty.

Modular space average units on rent decreased 5,232 units, or 5.5%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. The average modular space unit utilization rate during the year ended December 31, 2025 was 59.9%, as compared to 61.9% during 2024. The decline in modular space units on rent was primarily driven by weaker non-residential construction starts.

Portable storage average units on rent decreased 19,671 units, or 15.6%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. The average portable storage unit utilization rate during the year ended December 31, 2025 was 51.5%, as compared to 60.0% during 2024. The decline in portable storage units on rent was driven by weaker non-residential construction starts, as well as lower orders related to seasonal retail business that typically occurs in the third and fourth quarters.

Modular space average monthly rental rates increased $58, or 4.9%, to $1,243 for the year ended December 31, 2025 driven by our long-term price optimization strategies and VAPS penetration opportunities. Average portable storage monthly rental rates of $286 represented an increase of $20, or 7.5%, compared to the year ended December 31, 2024, as a result of the mix effects from higher rates on climate-controlled containers and trailers.

Gross Profit: Gross profit decreased $138.3 million, or 10.6%, to $1,163.6 million for the year ended December 31, 2025 from $1,301.8 million for the year ended December 31, 2024. The decrease in gross profit was a result of a $77.4 million decrease in leasing gross profit, a $31.8 million increase in depreciation of rental equipment, a $24.5 million decrease in delivery and installation gross profit, and decreased new and rental unit sales gross profit of $4.5 million. This decrease in leasing gross profit was primarily driven by lower demand in 2025 and increased accounts receivable write-offs. The decrease in delivery and installation gross profit was driven by driven by reduced delivery and return volumes. The increase in depreciation of rental equipment was driven by incremental depreciation of $41.0 million recorded for rental equipment identified for disposal related to the exit of certain real estate positions prior to the approval of the Network Optimization Plan in December 2025.

Costs of leasing and services decreased by $19.0 million, or 2.7%, for the year ended December 31, 2025 compared to the year ended December 31, 2024, driven by an $18.3 million, or 7.4%, decrease in subcontractor costs, a $4.3 million, or 4.6%, decrease in materials costs, and a $1.2 million, or 0.4%, decrease in labor costs as we continued our insourcing initiatives and reduced variable costs to match demand.

Costs of sales increased by $11.1 million, or 14.3%, to $88.9 million, which aligns with increased sales revenue of $6.6 million, or 4.8%, for the year ended December 31, 2025.

Our gross profit percentage was 51.0% and 54.3% for the years ended December 31, 2025 and 2024, respectively.

SG&A: SG&A decreased $48.9 million, or 7.8%, to $581.8 million for the year ended December 31, 2025, as compared to $630.7 million for the year ended December 31, 2024. The decrease was primarily driven by a $54.2 million, or 289.3%, decrease in the provision for credit losses, net of write offs. Expenses for certain one-time projects, primarily legal and professional fees related to transaction costs from terminated acquisitions, decreased $40.8 million.

These decreases were partially offset by increased employee costs of $23.1 million, or 9.3%, primarily relating to variable compensation, higher employee insurance costs, and an increase in sales headcount. Real estate and occupancy costs increased $8.4 million, or 8.3%, travel costs increased $7.2 million, or 38.0%, service agreements and professional fees increased $4.1 million, or 5.5%, and stock compensation expense increased $2.5 million.

Adjusted EBITDA: Adjusted EBITDA decreased $92.1 million, or 8.7%, to $971.0 million for the year ended December 31, 2025, from $1,063.2 million for the year ended December 31, 2024. The decrease was driven by lower gross profit primarily resulting from lower demand for leasing products, reduced delivery and return volumes, and an increase in write offs recorded as a reduction to revenue. In addition, SG&A increased primarily as a result of higher employee costs, real estate and occupancy costs, travel costs, and service agreements and professional fees. The increase in SG&A was more than offset by a decrease in the provision for credit losses.

Other Depreciation and Amortization: Other depreciation and amortization increased $13.2 million, or 16.0%, to $96.1 million for the year ended December 31, 2025, as compared to $82.8 million for the year ended December 31, 2024, primarily related to the amortization of the Mobile Mini trade name beginning in the third quarter of 2024.

Restructuring Costs: Restructuring costs of $302.2 million for the year ended December 31, 2025 were primarily due to accelerated depreciation of rental equipment identified for abandonment as part of the Company's Network Optimization Plan to reduce the Company's real estate costs through strategic real estate exits. Restructuring costs for the year ended December 31, 2024 were primarily due to employee termination costs as a result of a cost-reduction plan implemented in June 2024 for certain centralized and redundant resources related to task localization and the unification of our go-to market structure.

Termination Fee: We paid a termination fee of $180.0 million related to the termination of a merger agreement during the year ended December 31, 2024. This fee was treated as an operating expense.

Impairment Loss on Intangible Asset: Impairment loss on intangible asset was $132.5 million for the year ended December 31, 2024 related to the impairment of the Mobile Mini trade name based on the Company's plan to rebrand under a single WillScot brand name and discontinue the use of the Mobile Mini trade name.

Currency Losses, Net: Currency losses, net decreased by $0.4 million to $0.2 million for the year ended December 31, 2025 as compared to $0.6 million for the year ended December 31, 2024.

Other Expense, Net: Other expense, net was $1.9 million for the year ended December 31, 2025 compared to $2.7 million for the year ended December 31, 2024.

Interest Expense, Net: Interest expense, net increased $4.2 million, or 1.8%, to $231.5 million for the year ended December 31, 2025 from $227.3 million for the year ended December 31, 2024. The increase in interest expense was driven by a decrease in amounts received from the Company's interest rate swap agreements as a result of decreased interest rates and higher overall weighted average interest rates on the Company's senior secured notes. See Note 11 to the consolidated financial statements for further discussion of our debt.

Loss on Extinguishment of Debt: In 2025, we recorded loss on extinguishment of debt of $3.4 million and $2.0 million related to the amendment of our ABL Facility and the redemption of $50.0 million of the 2031 Secured Notes, respectively.

Income Tax (Benefit) Expense: Income tax (benefit) expense decreased $10.9 million to a $2.4 million income tax benefit for the year ended December 31, 2025 as compared to $8.5 million income tax expense for the year ended December 31, 2024. The decrease in income tax expense was driven by a decrease in income before income tax for the year ended December 31, 2025 as compared to the year ended December 31, 2024.

Capital Expenditures for Rental Equipment: Capital expenditures for rental equipment increased $36.8 million, or 13.1%, to $317.7 million for the year ended December 31, 2025, from $280.9 million for the year ended December 31, 2024 as a result of increased investments in VAPS, new fleet purchases, and modular refurbishment spending. Net CAPEX increased $39.8 million, or 17.0%, to $273.2 million for the year ended December 31, 2025 from $233.4 million for the year ended December 31, 2024, driven by increased capital expenditures for rental equipment.

Reconciliation of Non-GAAP Financial Measures

In addition to using GAAP financial measures, we use certain non-GAAP financial measures to evaluate our operating results. As such, we include in this Annual Report on Form 10-K reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures. Set forth below are definitions and reconciliations to the most directly comparable GAAP measures of certain non-GAAP financial measures used in this Annual Report on Form 10-K along with descriptions of why we believe these measures provide useful information to investors as well as a description of the limitations of these measures. Each of these non-GAAP financial measures has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for analysis of, results reported under GAAP. Our measurements of these metrics may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA

We define EBITDA as net income (loss) plus interest (income) expense, income tax expense (benefit), depreciation and amortization. Our adjusted EBITDA ("Adjusted EBITDA") reflects the following further adjustments to EBITDA to exclude certain non-cash items and the effect of what we consider transactions or events not related to our core business operations:

- Currency (gains) losses, net on monetary assets and liabilities denominated in foreign currencies other than the subsidiaries' functional currency.
- Goodwill and other impairment charges related to non-cash costs associated with impairment charges to goodwill, other intangibles, rental fleet and property, plant and equipment.
- Restructuring costs, lease impairment expense, and other related charges associated with restructuring plans designed to streamline operations and reduce costs including employee and lease termination costs.
- Transaction costs including legal and professional fees and other transaction specific related costs.
- Costs to integrate acquired companies, including outside professional fees, non-capitalized costs associated with system integrations, non-lease branch and fleet relocation expenses, employee relocation and training costs, and other costs required to realize cost or revenue synergies.
- Non-cash charges for stock compensation plans.
- Other expense, including consulting expenses related to certain one-time projects, financing costs not classified as interest expense, gains and losses on disposals of property, plant, and equipment, unrealized gains and losses on investments, costs to implement the Company's real estate exit initiatives prior to approval of the Network Optimization Plan, and non-equity executive transition costs.

Our Chief Operating Decision Maker ("CODM") evaluates business performance utilizing Adjusted EBITDA as shown in the reconciliation of the Company's consolidated net (loss) income to Adjusted EBITDA below. Management believes that evaluating performance excluding such items is meaningful because it provides insight with respect to the intrinsic and ongoing operating results of the Company and captures the business performance, inclusive of indirect costs.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider the measure in isolation or as a substitute for net income (loss), cash flow from operations or other methods of analyzing our results as reported under GAAP. Some of these limitations are:

- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
- Adjusted EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
- Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

- Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;
- Adjusted EBITDA does not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and
- Other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as discretionary cash available to reinvest in the growth of our business or as a measure of cash that will be available to meet our obligations.

The following table provides reconciliations of Net (loss) income to Adjusted EBITDA:

	Year Ended December 31,	
(in thousands)	2025	2024
Net (loss) income	$ (52,990)	$ 28,129
Income tax (benefit) expense	(2,431)	8,475
(Loss) income before income tax	(55,421)	36,604
Depreciation and amortization	430,021	384,972
Restructuring costs, lease impairment expense and other related charges	302,804	9,435
Interest expense, net	231,511	227,311
Loss on extinguishment of debt	5,364	—
Stock compensation expense	38,426	35,966
Integration and transaction costs	3,103	8,172
Currency losses, net	210	593
Termination fee	—	180,000
Impairment loss on intangible asset	—	132,540
Impairment loss on long-lived asset	—	374
Other[a]	15,021	47,193
Adjusted EBITDA	$ 971,039	$ 1,063,160

(a) For the year ended December 31, 2025, other included $5.1 million in non-equity executive transition costs and $3.8 million in costs to implement the Company's real estate exit initiatives prior to approval of the Network Optimization Plan. For the year ended December 31, 2024, other included $42.4 million in legal and professional fees related to the terminated merger with McGrath.

Net CAPEX

We define Net CAPEX as purchases of rental equipment and refurbishments and purchases of property, plant and equipment (collectively, "Total Capital Expenditures"), less proceeds from the sale of rental equipment and proceeds from the sale of property, plant and equipment (collectively, "Total Proceeds"), which are all included in cash flows from investing activities. Management believes that the presentation of Net CAPEX provides useful information regarding the net capital invested in our rental fleet and property, plant and equipment each year to assist in analyzing the performance of our business. The following table provides reconciliations of Net CAPEX:

	Year Ended December 31,	
(in thousands)	2025	2024
Purchase of rental equipment and refurbishments	$ (317,685)	$ (280,857)
Proceeds from sale of rental equipment	65,868	63,997
Net CAPEX for Rental Equipment	(251,817)	(216,860)
Purchase of property, plant and equipment	(24,331)	(18,435)
Proceeds from sale of property, plant and equipment	2,944	1,867
Net CAPEX	$ (273,204)	$ (233,428)

Adjusted Free Cash Flow

We define Adjusted Free Cash Flow as net cash provided by operating activities less purchases of rental equipment and property, plant and equipment plus proceeds from sale of rental equipment and property, plant and equipment, which are all included in cash flows from investing activities; excluding one-time, nonrecurring payments for the termination fee and transaction costs from terminated acquisitions. Management believes that the presentation of Adjusted Free Cash Flow provides useful additional information concerning cash flow available to fund our capital allocation priorities.

The following table provides reconciliations of net cash provided by operating activities to Adjusted Free Cash Flow:

	Year Ended December 31,	
(in thousands)	2025	2024
Net cash provided by operating activities	$ 761,985	$ 561,644
Purchase of rental equipment and refurbishments	(317,685)	(280,857)
Proceeds from sale of rental equipment	65,868	63,997
Purchase of property, plant and equipment	(24,331)	(18,435)
Proceeds from the sale of property, plant and equipment	2,944	1,867
Cash paid for termination fee	—	180,000
Cash paid for transaction costs from terminated acquisitions	—	45,721
Adjusted Free Cash Flow	$ 488,781	$ 553,937

Liquidity and Capital Resources

Overview

We are a holding company that derives our operating cash flow from our operating subsidiaries. Our principal sources of liquidity include cash flows generated from operating activities of our subsidiaries, borrowings under our ABL Facility, and sales of debt securities. We have consistently accessed the debt and equity capital markets both opportunistically and as necessary to support the growth of our business, desired leverage levels, and other capital allocation priorities. We believe we have ample liquidity in the ABL Facility and are generating substantial Adjusted Free Cash Flow, which together support both organic operations and other capital allocation priorities. We believe that our liquidity sources are sufficient to satisfy our anticipated operating, debt service, and capital cash requirements over the next twelve months and thereafter for the foreseeable future.

We regularly review available acquisition opportunities with the awareness that any such acquisition may require us to incur additional debt to finance the acquisition and/or to issue shares of our Common Stock or other equity securities as acquisition consideration or as part of an overall financing plan. In addition, we continue to evaluate alternatives to optimize our capital structure, which could include the issuance or repurchase of additional unsecured and secured debt, equity securities and/or equity-linked securities. There can be no assurance as to the timing of any such issuance or repurchase. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. Availability of financing and the associated terms are inherently dependent on the debt and equity capital markets and subject to change. From time to time, we may also seek to streamline our capital structure and improve our financial position through refinancing or restructuring our existing debt or retiring certain of our securities for cash or other consideration.

Borrowing availability under the ABL Facility is equal to the lesser of $3.0 billion and the applicable borrowing bases. The borrowing bases are a function of, among other considerations, the value of the assets in the relevant collateral pool, of which our rental equipment represents the largest component. At December 31, 2025, we had $1.4 billion of available borrowing capacity under the ABL Facility.

Cash Flows

The following summarizes our change in cash and cash equivalents for the periods presented:

	Year Ended December 31,	
(in thousands)	2025	2024
Net cash provided by operating activities	$ 761,985	$ 561,644
Net cash used in investing activities	(417,473)	(362,348)
Net cash used in financing activities	(340,525)	(200,119)
Effect of exchange rate changes on cash and cash equivalents	1,599	(1,134)
Net change in cash and cash equivalents	$ 5,586	$ (1,957)

Comparison of the Years Ended December 31, 2025 and 2024

Cash flows from operating activities

Net cash provided by operating activities for the year ended December 31, 2025 was $762.0 million as compared to $561.6 million for the year ended December 31, 2024, an increase of $200.3 million. The increase in net cash provided by operating activities was primarily due to the payment of $225.7 million for the termination fee paid in connection with the proposed McGrath merger and transaction costs from terminated acquisitions during the year ended December 31, 2024.

Cash flows from investing activities

Net cash used in investing activities for the year ended December 31, 2025 was $417.5 million as compared to $362.3 million for the year ended December 31, 2024, an increase of $55.1 million. The increase in net cash used in investing activities primarily resulted from an increase in the purchase of VAPS, rental equipment, and refurbishments of $36.8 million to support strong activity in large project demand and an increase in cash used in acquisitions, net of cash acquired of $23.5 million during the year ended December 31, 2025.

Cash flows from financing activities

Net cash used in financing activities for the year ended December 31, 2025 was $340.5 million as compared to $200.1 million for the year ended December 31, 2024, an increase of $140.4 million. The increase was primarily due to an increase in repayments of borrowings, net of receipts from borrowings, of $267.2 million and a $51.1 million increase in dividends paid during the year ended December 31, 2025. The increase in net cash used in financing activities was partially offset by a decrease of $178.4 million in cash used for the repurchase of common stock and a $10.0 million increase in receipts from issuance of common stock from the exercise of options in the year ended December 31, 2025.

Material cash requirements

The Company's material cash requirements include the following contractual and other obligations:

Debt

The Company has outstanding debt related to its ABL Facility, 2028 Secured Notes, 2029 Secured Notes, 2030 Secured Notes, 2031 Secured Notes, and finance leases, totaling $3.6 billion as of December 31, 2025, $31.1 million of which is obligated to be repaid within the next twelve months. The Company has no maturities of debt until 2028 other than for finance leases. Refer to Note 11 for further information regarding outstanding debt.

Operating leases

The Company has commitments for future minimum rental payments relating to operating leases, which are primarily for real estate. As of December 31, 2025, the Company had lease obligations of $375.6 million, with $78.8 million payable within the next twelve months.

Other

In addition to the cash requirements described above, the Company has a dividend program subject to quarterly declaration by the Board of Directors as well as a share repurchase program authorized by the Board of Directors, which allows the Company to repurchase up to $1.0 billion of outstanding shares of Common Stock. As of December 31, 2025, $724.3 million of the authorization for future repurchases of our Common Stock remained available. These programs do not obligate the Company to pay dividends or repurchase shares.

Critical Accounting Estimates

The Company's discussion and analysis of its financial condition, results of operations, liquidity and capital resources is based on its consolidated financial statements, which have been prepared in accordance with GAAP. GAAP requires that management make estimates and judgments that affect the reported amount of assets, liabilities, revenue, expenses and the related disclosure of contingent assets and liabilities. The Company's management bases these estimates on historical experience and on various other assumptions that they consider reasonable under the circumstances and reevaluate their estimates and judgments as appropriate. The actual results experienced by the Company may differ materially and adversely from its estimates. The Company believes that the following critical accounting estimates involve a higher degree of judgment or complexity in the preparation of financial statements:

Revenue Recognition

Leasing Revenue

The Company's lease arrangements can include multiple lease and non-lease components. Examples of lease components include the lease of modular space and portable storage units and VAPS. Examples of non-lease components include the delivery, installation, and removal services commonly provided in a bundled transaction with the lease components. Arrangement consideration is allocated between lease components and non-lease components based on the relative estimated selling (leasing) price of each deliverable. Selling (leasing) price of the lease component is estimated using an adjusted market approach whereby the Company estimates the price that customers in the market would be willing to pay.

Services Revenue

The Company generally has three non-lease service-related performance obligations in its contracts with customers:

- Delivery and installation of the modular or portable storage unit;
- Other ad hoc services performed during the lease term; and
- Removal services that occur at the end of the lease term.

Consideration is allocated to each of these performance obligations within the contract based upon their estimated relative standalone selling prices using an adjusted market approach.

Purchase Accounting

The Company records assets acquired and liabilities assumed at their respective estimated fair values on the date of acquisition. Goodwill is measured as the excess of the fair value of the consideration transferred over the fair value of the identifiable net assets and is assigned to the Company's reporting units that are expected to benefit from the acquisition.

The Company exercises judgment in the determination of the estimated fair value of intangible assets acquired and their estimated useful lives. The estimated fair value and useful lives of customer relationships is determined based on estimates and judgments regarding discounted future after-tax earnings and cash flows arising from customer relationships. The fair value of trade name intangible assets is determined utilizing the relief-from-royalty method. A royalty rate based on observed market royalties is applied to projected revenue supporting the trade name and discounted to present value.

Actual results may vary from these estimates which may result in adjustments to the fair value of assets acquired and liabilities assumed, including intangibles. The Company may record adjustments to the fair values and corresponding adjustment to goodwill during the measurement period, not to exceed one year from the date of acquisition if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations. Refer to Note 3 for further discussion regarding business combinations and any fair value adjustments to amounts previously reported.

Evaluation of Goodwill Impairment

The Company performs its assessment of goodwill utilizing either a qualitative or quantitative impairment test. The qualitative impairment test assesses company-specific, industry, market and general economic factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the Company concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or elects not to use the qualitative impairment test, a quantitative impairment test is performed. The quantitative impairment test involves a comparison of the estimated fair value of a reporting unit to its carrying amount. The Company estimates the fair value of a reporting unit by using a combination of the income approach and the market approach. Under the income approach, the Company uses a discounted cash flow model that calculates fair value as the present value of expected cash flows of the reporting units. Under the market approach, fair value is calculated using the average EBITDA multiples of comparable guideline companies whose securities are actively traded in public markets.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, the value of net operating losses, future economic and market conditions, and the determination of appropriate comparable companies. Management bases fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates and the estimate is inherently sensitive to any material changes to the inputs noted above; these changes could potentially impact the fair value of reporting units.

If the carrying amount of the reporting unit exceeds the calculated fair value of the reporting unit, an impairment charge would be recognized for the excess of carrying value over fair value, not to exceed the amount of goodwill attributable to that reporting unit.

Indefinite-lived Intangible Assets

Intangible assets that are acquired by the Company and determined to have an indefinite useful life are not amortized but are tested for impairment at least annually. The Company performs its assessment of indefinite-lived intangible assets utilizing either a qualitative or quantitative impairment test. When utilizing a quantitative impairment test, the Company calculates fair value using a relief-from-royalty method. This method is used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenues earned through the use of the asset. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment charge would be recorded to the extent the carrying value of the indefinite-lived intangible asset exceeds the fair value. The relief-from-royalty method requires the Company to make assumptions regarding future revenue and the appropriate selection of royalty and discount rates. Any material deviation in actual results could affect the calculated fair value of the intangible asset.

Rental Equipment

Rental equipment is comprised of modular space and portable storage units held for rent or on rent to customers and VAPS that are in use or available to be used by customers. Rental equipment is measured at cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the asset. Costs of improvements and conversions of rental equipment are capitalized when such costs extend the useful life of the equipment. Judgment is involved as to when these costs should be capitalized. Costs incurred for equipment to meet a particular customer specification are either capitalized and depreciated over the lease term taking into consideration the residual value of the asset or charged to the customer at the beginning of the lease and expensed as incurred. Maintenance and repair costs are expensed as incurred.

Depreciation is computed using the straight-line method over estimated useful lives. The estimated useful lives and estimated residual values of our rental equipment are subject to periodic review. These lives are based on our historical experience and publicly available information of other companies with similar rental products.

Allowance for Credit Losses

The Company is exposed to credit losses from trade receivables. The Company assesses each customer's ability to pay for the products it leases or sells and the services it provides by conducting a credit review. The credit review considers expected billing exposure and timing for payment and the customer's established credit rating. The Company performs its credit review of new customers at inception of the customer relationship and for existing customers when the customer transacts after a defined period of dormancy. The Company also considers contract terms and conditions, country risk and business strategy in the evaluation.

The Company monitors ongoing credit exposure through an active review of customer balances against established credit limits, contract terms, and due dates. The Company may employ collection agencies and legal counsel to pursue recovery of defaulted receivables. The allowance for credit losses reflects the estimate of the amount of receivables that the Company will be unable to collect based on historical credit loss experience and, as applicable, current conditions to the extent that historical information does not reflect current conditions that affect collectability. This estimate is sensitive to changing circumstances. Accordingly, the Company may be required to increase or decrease its allowance in future periods in response to changing circumstances, including changes in the economy or in the particular circumstances of individual customers. The Company has elected the practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. Specifically identifiable lease revenue receivables and sales receivables not deemed probable of collection are recorded as a reduction of revenue. The remaining provision for credit losses is recorded as SG&A.

Changes in estimates are reflected in the period they become known. If circumstances change in a way that require a change in estimates, such as a change in financial condition of customers or unanticipated changes in the economy, we may accrue additional allowances. Refer to Note 1 for a summary of activity in the allowance for credit losses.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent it believes that it is more likely than not that these assets will be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent results of operations. Valuation allowances are recorded to reduce the deferred tax assets to an amount that will more likely than not be realized.

When a valuation allowance is established or there is an increase in an allowance in a reporting period, tax expense is generally recorded in the Company's consolidated statement of operations. Conversely, to the extent circumstances indicate that a valuation allowance is no longer necessary, that portion of the valuation allowance is reversed, which generally reduces the Company's income tax expense.

Deferred tax liabilities are recognized for the income taxes on the undistributed earnings of wholly-owned foreign subsidiaries unless such earnings are indefinitely reinvested, or will only be repatriated when possible to do so at minimal additional tax cost. Income tax relating to items recognized directly in equity is recognized in equity and not in profit (loss) for the year.

In accordance with applicable authoritative guidance, the Company accounts for uncertain income tax positions using a benefit recognition model with a two-step approach; a more-likely-than-not recognition criterion; and a measurement approach that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. If it is not more-likely-than-not that the benefit of the tax position will be sustained on its technical merits, no benefit is recorded. Uncertain tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold. The Company classifies interest on tax deficiencies and income tax penalties within income tax expense. The evaluation of uncertain tax positions involves judgment in the application of GAAP and complex tax laws.

None of the critical accounting estimates or assumptions noted above have changed materially since the prior year.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks from changes in foreign currency exchange rates and interest rates. Changes in these factors cause fluctuations in our earnings and cash flows. We evaluate and manage exposure to these market risks as follows:

Interest Rate Risk

We are primarily exposed to interest rate risk through our ABL Facility, which bears interest at variable rates. We had $1.5 billion in outstanding principal under the ABL Facility at December 31, 2025. To manage interest rate risk, in January 2024 and January 2023 we executed interest rate swap agreements relating to an aggregate of $500.0 million and $750.0 million, respectively, in notional amount of variable-rate debt under our ABL Facility. The January 2024 and January 2023 swap agreements provide for us to pay effective fixed interest rates of 3.70% and 3.44% per annum, respectively, and receive a variable interest rate equal to one-month term SOFR, with maturity dates of June 30, 2027. After taking into account the impact of the swaps, an increase in interest rates by 100 basis points on our ABL Facility would have increased annual interest expense by approximately $2.6 million based on outstanding borrowings at December 31, 2025.

Foreign Currency Risk

In 2025, we generated approximately 94% of our consolidated net revenues in the US, and the reporting currency for our consolidated financial statements is the US dollar. However, we are exposed to currency risk through our operations in Canada and Mexico. For the operations outside the US, we bill customers primarily in their local currency, which is subject to foreign currency rate changes. As our net revenues and expenses generated outside of the US increase, our results of operations could be adversely impacted by changes in foreign currency exchange rates. Since we recognize foreign revenues in local foreign currencies, if the US dollar strengthens, it could have a negative impact on our foreign revenues upon translation of those results into the US dollar for consolidation into our financial statements.

In addition, we are exposed to gains and losses resulting from fluctuations in foreign currency exchange rates on transactions generated by our foreign subsidiaries in currencies other than their local currencies. These gains and losses are primarily driven by intercompany transactions and rental equipment purchases denominated in currencies other than the functional currency of the purchasing entity. These exposures are included in currency losses, net, on the consolidated statements of operations.

Seasonality

Although demand from certain of our customers is seasonal, our operations as a whole are not impacted in any material respect by seasonality.

Impact of Inflation

Similar to many organizations, we face inflationary pressures across most of our input costs, such as building materials, labor, transportation and fuel. Inflation contributed to increased capital costs for both new units and refurbishment of our existing units. However, given our scale and our strong rate performance, we believe we have been able to navigate the inflationary environment well. Therefore, we do not believe that inflation has had a material effect on our results of operations.

Item 8.   Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WillScot Holdings Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WillScot Holdings Corporation (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive (loss) income**,** changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 19, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Allowance for Credit Losses

Description of the Matter

As described in Note 1 to the consolidated financial statements, the Company maintains an allowance for credit losses on trade receivables. At December 31, 2025, the allowance for credit losses was $61.8 million. The allowance for credit losses is estimated based on historical credit loss experience and, as applicable, current conditions that affect collectability.

Auditing the Company's estimation of the allowance for credit losses was judgmental due to the subjectivity in assessing the appropriateness of the assumptions made by management. The assumptions include the approach to measuring the historical loss rate and the determination of whether an adjustment to the historical loss rate is necessary to reflect current conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over its estimation of the allowance for credit losses, including internal controls over the Company's process to develop the assumptions used to estimate credit losses.

To test the allowance for credit losses, we performed audit procedures that included, among others, testing management's process for measuring the historical loss rate, and testing the completeness, accuracy, and relevance of the data used. We also evaluated whether an adjustment to the historical loss rate was necessary to reflect current conditions. For example, we evaluated if the composition of the trade receivables at December 31, 2025 is consistent with historical periods and performed sensitivity analyses to evaluate the effect that assumptions related to changes in current conditions may have on the allowance for credit losses. We also performed a comparison of the prior year allowance for credit losses to subsequent credit loss activity.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.

Baltimore, Maryland

February 19, 2026

WillScot Holdings Corporation
Consolidated Balance Sheets
(in thousands, except share data)

		December 31,		
		2025		**2024**
Assets				
Cash and cash equivalents	$	14,587	$	9,001
Trade receivables, net of allowance for credit losses at December 31, 2025 and December 31, 2024 of $61,755 and $101,693, respectively		394,708		430,381
Inventories		45,560		47,473
Prepaid expenses		27,709		47,410
Other current assets		41,328		20,341
Assets held for sale		1,159		2,904
Total current assets		525,051		557,510
Rental equipment, net		3,093,321		3,377,939
Property, plant and equipment, net		390,220		363,073
Operating lease assets		310,662		266,761
Goodwill		1,257,612		1,201,353
Intangible assets, net		224,088		251,164
Other non-current assets		15,213		17,111
Total long-term assets		5,291,116		5,477,401
Total assets	$	5,816,167	$	6,034,911
Liabilities and equity				
Accounts payable	$	109,864	$	96,597
Accrued expenses		125,896		121,583
Accrued employee benefits		36,176		25,062
Deferred revenue and customer deposits		237,322		250,790
Operating lease liabilities - current		70,752		66,378
Current portion of long-term debt		31,094		24,598
Total current liabilities		611,104		585,008
Long-term debt		3,557,074		3,683,502
Deferred tax liabilities		492,332		505,913
Operating lease liabilities – non-current		241,933		200,875
Other non-current liabilities		57,470		41,020
Long-term liabilities		4,348,809		4,431,310
Total liabilities		4,959,913		5,016,318
Preferred Stock: $0.0001 par, 1,000,000 shares authorized and zero shares issued and outstanding at December 31, 2025 and 2024		—		—
Common Stock: $0.0001 par, 500,000,000 shares authorized and 181,184,438 and 183,564,899 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively		19		19
Additional paid-in-capital		1,725,642		1,836,165
Accumulated other comprehensive loss		(69,453)		(70,627)
Accumulated deficit		(799,954)		(746,964)
Total shareholders' equity		856,254		1,018,593
Total liabilities and shareholders' equity	$	5,816,167	$	6,034,911

The accompanying notes are an integral part of these consolidated financial statements.

WillScot Holdings Corporation
Consolidated Statements of Operations
(in thousands, except share and per share data)

	Years Ended December 31,		
	2025	**2024**	**2023**
Revenues:			
Leasing and services revenue:			
Leasing	$ 1,749,023	$ 1,839,875	$ 1,833,935
Delivery and installation	388,887	418,881	437,179
Sales revenue:			
New units	77,941	74,499	48,129
Rental units	65,595	62,463	45,524
Total revenues	2,281,446	2,395,718	2,364,767
Costs:			
Costs of leasing and services:			
Leasing	371,603	385,078	398,467
Delivery and installation	323,403	328,880	317,117
Costs of sales:			
New units	53,164	45,554	26,439
Rental units	35,720	32,224	23,141
Depreciation of rental equipment	333,970	302,143	265,733
Gross profit	1,163,586	1,301,839	1,333,870
Other operating expenses:			
Selling, general and administrative	581,762	630,705	596,090
Other depreciation and amortization	96,051	82,829	72,921
Restructuring costs	302,180	8,559	—
Termination fee	—	180,000	—
Impairment loss on intangible asset	—	132,540	—
Currency losses, net	210	593	6,754
Other expense (income), net	1,929	2,698	(15,354)
Operating income	181,454	263,915	673,459
Interest expense, net	231,511	227,311	205,040
Loss on extinguishment of debt	5,364	—	—
(Loss) income from continuing operations before income tax	(55,421)	36,604	468,419
Income tax (benefit) expense from continuing operations	(2,431)	8,475	126,575
(Loss) income from continuing operations	(52,990)	28,129	341,844
Discontinued operations:			
Income from discontinued operations before income tax	—	—	4,003
Gain on sale of discontinued operations	—	—	176,078
Income tax expense from discontinued operations	—	—	45,468
Income from discontinued operations	—	—	134,613
Net (loss) income	$ (52,990)	$ 28,129	$ 476,457
(Loss) earnings per share from continuing operations:			
Basic	$ (0.29)	$ 0.15	$ 1.72
Diluted	$ (0.29)	$ 0.15	$ 1.69
Earnings per share from discontinued operations:			
Basic	$ —	$ —	$ 0.68
Diluted	$ —	$ —	$ 0.67
(Loss) earnings per share:			
Basic	$ (0.29)	$ 0.15	$ 2.40
Diluted	$ (0.29)	$ 0.15	$ 2.36
Weighted average shares outstanding:			
Basic	182,394,306	188,101,693	198,554,885
Diluted	182,394,306	190,292,256	201,849,836

The accompanying notes are an integral part of these consolidated financial statements.

WillScot Holdings Corporation
Consolidated Statements of Comprehensive (Loss) Income
(in thousands)

		Years Ended December 31,				
		2025		**2024**		**2023**
Net (loss) income	$	(52,990)	$	28,129	$	476,457
Other comprehensive income (loss):						
Foreign currency translation adjustments, net of income tax expense of $0		14,716		(24,689)		14,091
Net (loss) gain on derivatives, net of income tax (benefit) expense of $(4,478), $2,251 and $1,088 for the years ended December 31, 2025, 2024 and 2023, respectively		(13,542)		6,830		3,263
Total other comprehensive income (loss)		1,174		(17,859)		17,354
Total comprehensive (loss) income	$	(51,816)	$	10,270	$	493,811

The accompanying notes are an integral part of these consolidated financial statements.

WillScot Holdings Corporation
Consolidated Statements of Changes in Equity
(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount				
Balance at December 31, 2022	207,952 $	21 $	2,886,951 $	(70,122) $	(1,251,550) $	1,565,300
Net income	—	—	—	—	476,457	476,457
Other comprehensive income	—	—	—	17,354	—	17,354
Common stock-based award activity	514	—	34,486	—	—	34,486
Repurchase and cancellation of Common Stock	(18,534)	(1)	(818,673)	—	—	(818,674)
Issuance of Common Stock from the exercise of options	35	—	498	—	—	498
Withholding taxes on net share settlement of stock-based compensation	—	—	(14,171)	—	—	(14,171)
Balance at December 31, 2023	189,967	20	2,089,091	(52,768)	(775,093)	1,261,250
Net income	—	—	—	—	28,129	28,129
Other comprehensive loss	—	—	—	(17,859)	—	(17,859)
Common stock-based award activity	717	—	35,966	—	—	35,966
Repurchase and cancellation of Common Stock	(7,133)	(1)	(272,727)	—	—	(272,728)
Issuance of Common Stock from the exercise of options	14	—	253	—	—	253
Withholding taxes on net share settlement of stock-based compensation	—	—	(16,418)	—	—	(16,418)
Balance at December 31, 2024	183,565	19	1,836,165	(70,627)	(746,964)	1,018,593
Net loss	—	—	—	—	(52,990)	(52,990)
Other comprehensive income	—	—	—	1,174	—	1,174
Common stock-based award activity	740	—	38,426	—	—	38,426
Repurchase and cancellation of Common Stock	(3,925)	—	(98,040)	—	—	(98,040)
Issuance of Common Stock from the exercise of options	804	—	10,266	—	—	10,266
Withholding taxes on net share settlement of stock-based compensation	—	—	(9,497)	—	—	(9,497)
Dividends	—	—	(51,678)	—	—	(51,678)
Balance at December 31, 2025	181,184 $	19 $	1,725,642 $	(69,453) $	(799,954) $	856,254

The accompanying notes are an integral part of these consolidated financial statements.

WillScot Holdings Corporation
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,		
	2025	2024	2023
Operating activities:			
Net (loss) income	$ (52,990)	$ 28,129	$ 476,457
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	430,021	384,972	338,654
Non-cash restructuring expense	301,965	—	—
Provision for credit losses	58,320	55,437	49,650
Gain on sale of discontinued operations	—	—	(176,078)
Impairment loss on intangible asset	—	132,540	—
Gain on sale of rental equipment and other property, plant and equipment	(28,218)	(27,087)	(32,724)
Amortization of debt discounts and debt issuance costs	12,269	12,571	11,211
Loss on extinguishment of debt	5,364	—	—
Stock-based compensation expense	38,426	35,966	34,486
Deferred income tax (benefit) expense	(7,014)	(45,323)	141,641
Loss on settlement of foreign currency forward contract	—	—	7,715
Unrealized currency losses (gains), net	206	(56)	(1,374)
Other	3,519	4,621	3,413
Changes in operating assets and liabilities			
Trade receivables	(19,251)	(34,519)	(76,357)
Inventories	1,862	(529)	(3,276)
Prepaid expenses and other assets	(10,629)	(12,132)	(18,310)
Operating lease assets and liabilities	1,416	939	1,045
Accounts payable and other accrued expenses	42,565	(1,272)	(14,836)
Deferred revenue and customer deposits	(15,846)	27,387	19,923
Net cash provided by operating activities	761,985	561,644	761,240
Investing activities:			
Acquisitions, net of cash acquired	(144,698)	(121,221)	(561,629)
Purchase of rental equipment and refurbishments	(317,685)	(280,857)	(226,976)
Proceeds from sale of rental equipment	65,868	63,997	51,290
Purchase of property, plant and equipment	(24,331)	(18,435)	(22,237)
Proceeds from sale of property, plant and equipment	2,944	1,867	13,272
Purchases of investments	(806)	(7,699)	—
Maturities of marketable securities	1,235	—	—
Proceeds from sale of discontinued operations	—	—	403,992
Payment for settlement of foreign currency forward contract	—	—	(7,715)
Net cash used in investing activities	(417,473)	(362,348)	(350,003)
Financing activities:			
Receipts from borrowings	1,185,952	1,317,156	1,911,230
Repayment of borrowings	(1,331,968)	(1,195,932)	(1,475,219)
Payment of financing costs	(16,500)	(7,945)	(6,457)
Payments on finance lease obligations	(27,332)	(19,429)	(16,634)
Receipts from issuance of Common Stock from the exercise of options	10,266	253	498
Repurchase and cancellation of Common Stock	(99,862)	(278,269)	(818,182)
Taxes paid on employee stock awards	(9,962)	(15,953)	(14,171)
Dividends paid	(51,119)	—	—
Net cash used in financing activities	(340,525)	(200,119)	(418,935)
Effect of exchange rate changes on cash and cash equivalents	1,599	(1,134)	882

Net change in cash and cash equivalents			5,586		(1,957)	(6,816)
Cash and cash equivalents at the beginning of the period			9,001		10,958	17,774
Cash and cash equivalents at the end of the period	$		14,587	$	9,001 $	10,958
Supplemental cash flow information:						
Interest paid, net	$		216,579	$	216,151 $	184,863
Income taxes paid, net	$		16,313	$	45,580 $	32,949
Capital expenditures accrued or payable	$		16,639	$	20,126 $	19,557

The accompanying notes are an integral part of these consolidated financial statements.

WillScot Holdings Corporation
Notes to the Consolidated Financial Statements

NOTE 1 - Summary of Significant Accounting Policies

Organization and Nature of Operations

WillScot Holdings Corporation ("WillScot" and, together with its subsidiaries, the "Company") is a leading business services provider specializing in innovative and flexible turnkey space solutions in the United States ("US"), Canada and Mexico. The Company leases, sells, delivers and installs modular space solutions and portable storage products through an integrated network of branch locations that spans North America.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the US ("GAAP"). The consolidated financial statements comprise the financial statements of WillScot and its subsidiaries that it controls due to ownership of a majority voting interest. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as WillScot. All intercompany balances and transactions are eliminated in consolidation.

On January 31, 2023, the Company completed the sale of its former United Kingdom Storage Solutions ("UK Storage Solutions") segment. The consolidated financial statements present the historical financial results of the former UK Storage Solutions segment as discontinued operations for the year ended December 31, 2023. See Note 4 for further discussion.

Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Trade Receivables and Allowance for Credit Losses

The Company is exposed to credit losses from trade receivables. The Company assesses each customer's ability to pay for the products it leases or sells and the services it provides by conducting a credit review. The credit review considers expected billing exposure and timing for payment and the customer's established credit rating. The Company performs its credit review of new customers at inception of the customer relationship and for existing customers when the customer transacts after a defined period of dormancy. The Company also considers contract terms and conditions, country risk and business strategy in the evaluation.

The Company monitors ongoing credit exposure through an active review of customer balances against established credit limits, contract terms, and due dates. The Company may employ collection agencies and legal counsel to pursue recovery of defaulted receivables. The allowance for credit losses reflects the estimate of the amount of receivables that the Company will be unable to collect based on historical credit loss experience and, as applicable, current conditions to the extent that historical information does not reflect current conditions that affect collectability. This estimate is sensitive to changing circumstances. Accordingly, the Company may be required to increase or decrease its allowance in future periods in response to changing circumstances, including changes in the economy or in the particular circumstances of individual customers. The Company has elected the practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. Specifically identifiable lease revenue receivables and sales receivables not deemed probable of collection are recorded as a reduction of revenue. The remaining provision for credit losses is recorded as selling, general and administrative ("SG&A") expense.

Activity in the allowance for credit losses for the years ended December 31 was as follows:

(in thousands)	2025	2024	2023
Balance at beginning of period	$ 101,693	$ 81,656	$ 57,048
Provision for credit losses	58,320	55,437	49,650
Write-offs to leasing revenue	(75,505)	(26,758)	(18,875)
Write-offs to delivery and installation revenue	(17,371)	(6,698)	(5,275)
Write-offs to new units sales revenue	(3,333)	(850)	(516)
Write-offs to rental units sales revenue	(2,346)	(719)	(516)
Total write-offs recorded as a reduction to revenue, net of recoveries	(98,555)	(35,025)	(25,182)
Foreign currency translation and other	297	(375)	140
Balance at end of period	$ 61,755	$ 101,693	$ 81,656

Accounts receivable are written off when they reach a level of delinquency that indicates the amounts may no longer be collectible, considering aging, customer-specific facts, and historical loss patterns. For the year ended December 31, 2025, the Company had an increase in write-offs of accounts receivable due to receivables that were deemed uncollectible. Write-offs to receivables recorded as a reduction to revenue result in a corresponding reduction to the provision for credit losses recorded in SG&A expense to the extent that the related receivables were already reserved.

The Company's trade accounts receivable subject the Company to potential concentrations of credit risk. The Company performs on-going credit evaluations of its customers. Receivables related to sales are generally secured by the product sold to the customer. The Company generally has the right to repossess its rental units in the event of non-payment of receivables relating to the Company's leasing operations.

Inventories

Inventories consist of spare parts and supplies, work in process, and finished units for sale. Inventories are measured at the lower of cost or net realizable value based on the weighted-average cost. The cost includes expenditures incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing inventories to their existing location and condition.

Rental Equipment

Rental equipment is comprised of modular space and portable storage units held for rent or on rent to customers and Value-Added Products ("VAPS") that are in use or available to be used by customers. Rental equipment is measured at cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the asset. Costs of improvements and conversions of rental equipment are capitalized when such costs extend the useful life of the equipment. Costs incurred for equipment to meet a particular customer specification are either capitalized and depreciated over the lease term taking into consideration the residual value of the asset or charged to the customer at the beginning of the lease and expensed as incurred. Maintenance and repair costs are expensed as incurred.

Depreciation is computed using the straight-line method over estimated useful lives, as follows:

	Estimated Useful Life	Residual Value
Modular space units	5 - 30 years	0 - 55%
Portable storage units	7 - 30 years	20 - 55%
VAPS and other related rental equipment	1 - 10 years	0%

Property, Plant and Equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. The Company capitalizes external costs and directly attributable internal costs to acquire or create internal use software incurred subsequent to the completion of the preliminary project stage. Costs associated with post-implementation activities are expensed as incurred. Land is not depreciated. Leasehold improvements are amortized over the shorter of the lease term or their useful life. Assets leased under finance leases are depreciated over the shorter of the lease term or their useful life, unless it is reasonably certain that the Company will obtain ownership by the end of the lease term in which case the assets are depreciated over their useful life. Maintenance and repair costs are expensed as incurred.

Depreciation is computed using the straight-line method over estimated useful lives as follows:

	Estimated Useful Life
Buildings and leasehold improvements	15 - 40 years
Vehicles, machinery, and equipment	5 - 30 years
Furniture and fixtures	3 - 5 years
Software	3 - 10 years

Impairment of Long-Lived Assets

When circumstances indicate the carrying amount of long-lived assets in a held-for-use asset group may not be recoverable, the Company evaluates the assets for potential impairment using internal projections of undiscounted cash flows resulting from the use and eventual disposal of the assets. Events or changes in circumstances that may necessitate a recoverability evaluation include adverse changes in the regulatory environment or an expectation it is more likely than not that the asset will be disposed of before the end of its previously estimated useful life. If the carrying amount of the assets exceeds the undiscounted cash flows, an impairment expense is recognized for the amount by which the carrying amount of the asset group exceeds its fair value.

Consistent with the provisions of Accounting Standards Update ("ASU") No. 2016-02, *Leases (Topic 842)* ("ASC 842"), the Company assesses whether any operating lease asset impairment exists in accordance with the measurement guidance in Accounting Standard Codification ("ASC") 360, *Property Plant and Equipment*.

Purchase Accounting

The Company records assets acquired and liabilities assumed at their respective estimated fair values on the date of acquisition. Goodwill is measured as the excess of the fair value of the consideration transferred over the fair value of the identifiable net assets and is assigned to the Company's reporting units that are expected to benefit from the acquisition. When appropriate, our estimates of the fair values of assets and liabilities acquired include assistance from independent third-party valuation firms. Valuations are finalized as soon as practicable, but not later than one year from the acquisition date. Any subsequent changes to fair values assigned in purchase accounting result in a corresponding adjustment to goodwill. Transaction costs are expensed as incurred.

Long-lived assets (principally rental equipment), goodwill and other intangible assets represent the largest components of our acquisitions. Rental equipment is valued utilizing a market approach or a replacement cost approach. Intangible assets are recognized at their estimated fair values as of the date of acquisition and generally consist of customer relationships and trade names. The Company exercises judgment in the determination of the estimated fair value of intangible assets acquired and their estimated useful lives. The estimated fair value and useful lives of customer relationships is determined based on estimates and judgments regarding discounted future after-tax earnings and cash flows arising from customer relationships. The fair value of trade name intangible assets is determined utilizing the relief-from-royalty method. A royalty rate based on observed market royalties is applied to projected revenue supporting the trade name and discounted to present value.

Acquisitions of assets and liabilities that do not meet the definition of a business are accounted for as asset acquisitions. An asset acquisition is accounted for by allocating the cost of the acquisition to the individual assets acquired and liabilities assumed on a relative fair value basis. Goodwill is not recognized in an asset acquisition. Transaction costs are considered a component of the cost of an asset acquisition.

Evaluation of Goodwill Impairment

The Company performs its annual impairment test of goodwill at the reporting unit level as of October 1, as well as during any reporting period in which events or changes in circumstances occur that, in management's judgment, may constitute triggering events. The Company performs its assessment of goodwill utilizing either a qualitative or quantitative impairment test. The qualitative impairment test assesses company-specific, industry, market and general economic factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the Company concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or elects not to use the qualitative impairment test, a quantitative impairment test is performed. The quantitative impairment test involves a comparison of the estimated fair value of a reporting unit to its carrying amount. The Company estimates the fair value of a reporting unit by using a combination of the income approach and the market approach. Under the income approach, the Company uses a discounted cash flow model that calculates fair value as the present value of expected cash flows of the reporting units. Under the market approach, fair value is calculated using the average EBITDA multiples of comparable guideline companies whose securities are actively traded in public markets.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, the value of net operating losses, future economic and market conditions, and the determination of appropriate comparable companies. Management bases fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

If the carrying amount of the reporting unit exceeds the calculated fair value of the reporting unit, an impairment charge would be recognized for the excess of carrying value over fair value, not to exceed the amount of goodwill attributable to that reporting unit.

Intangible Assets Other than Goodwill

Intangible assets that are acquired by the Company and determined to have an indefinite useful life are not amortized but are tested for impairment at least annually. The Company performs its assessment of indefinite-lived intangible assets utilizing either a qualitative or quantitative impairment test. When utilizing a quantitative impairment test, the Company calculates fair value using a relief-from-royalty method. This method is used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenues earned through the use of the asset. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment charge would be recorded to the extent the carrying value of the indefinite-lived intangible asset exceeds the fair value.

Other intangible assets that have finite useful lives are measured at cost less accumulated amortization and impairment losses, if any. Amortization is recognized in profit or loss over the estimated useful lives of the intangible asset.

Retirement Benefit Obligation

The Company provides benefits to certain of its employees under defined contribution benefit plans. The Company's contributions to these plans are generally based on a percentage of employee compensation or employee contributions. These plans are funded on a current basis. For its US and Canada employees, the Company sponsors defined contribution benefit plans that have discretionary matching contribution and profit-sharing features. For the years ended December 31, 2025, 2024 and 2023, the Company made matching contributions of $15.0 million, $15.1 million and $14.1 million to these plans, respectively.

Stock-Based Compensation

Stock-based compensation awards are granted under the stockholder-approved WillScot 2020 Incentive Award Plan ("2020 Incentive Plan"), which is administered by the Compensation Committee of the Board of Directors. Under the 2020 Incentive Plan, the Compensation Committee may grant an aggregate of 6,488,988 shares of Common Stock in the form of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards ("RSAs"), restricted stock units ("RSUs"), performance compensation awards, and stock bonus awards. Stock-based payments, including the grant of stock options, RSAs and RSUs, are subject to service-based vesting requirements, and expense is recognized on a straight-line basis over the vesting period. Forfeitures are accounted for as they occur.

Stock-based compensation expense includes grants of stock options, time-based RSUs ("Time-Based RSUs") and performance-based RSUs ("Performance-Based RSUs", together with Time-Based RSUs, the "RSUs"). RSUs are recognized in the financial statements based on their fair value. In addition, stock-based payments to non-executive directors and employees include grants of RSAs. Time-Based RSUs and RSAs are valued based on the intrinsic value of the difference between the exercise price, if any, of the award and the fair market value of WillScot's Common Stock on the grant date. Performance-Based RSUs are valued based on a Monte Carlo simulation model to reflect the impact of the Performance-Based RSUs market condition. The probability of satisfying a market condition is considered in the estimation of the grant-date fair value for Performance-Based RSUs and the compensation cost is not reversed if the market condition is not achieved, provided the requisite service has been provided.

RSAs cliff vest in a one year period. Time-Based RSUs vest ratably over periods ranging from one year to four years. Certain Performance-Based RSUs cliff vest based on achievement of the relative total stockholder return ("TSR") of the Company's Common Stock as compared to the TSR of the constituents in the S&P MidCap 400 Index at the grant date over the performance period of three years. The target number of RSUs may be adjusted from 0% to 200% based on the TSR attainment levels defined by the Compensation Committee. The 100% target payout is tied to performance at the 50% percentile, with a payout curve ranging from 0% (for performance less than the 25% percentile) to 200% (for performance at or above the 85% percentile). Vesting is also subject to continued service requirements through the vesting date.

For 555,790 Performance-Based RSUs granted in 2021, the awards cliff vest based on achievement of specified share prices of the Company's Common Stock at annual measurement dates over performance periods of 4.5 years to 4.8 years. The target number of RSUs may be adjusted from 0 to 1,333,334 based on the stock price attainment levels defined by the Company's Compensation Committee. The 555,790 RSU target payout is tied to a stock price of $47.50, with a payout ranging from 0 RSUs (for a stock price less than $42.50) to 1,333,334 RSUs (for a stock price of $60.00 or greater). During the year ended December 31, 2025, 312,632 of these awards vested with a payout of 300,000 RSUs.

Stock options vest in tranches over periods that range from two years to four years and expire ten years from the grant date. The fair value of each stock option award on the grant date is estimated using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield, expected stock price volatility, weighted-average risk-free interest rate and weighted-average expected term of the options. The volatility assumption used in the Black-Scholes option-pricing model for options granted in prior years was based on a blend of peer group volatility and Company trading history as the Company did not have a sufficient trading history as a stand-alone public company to rely exclusively on its own trading history. The volatility assumption used in the Black-Scholes option-pricing model for options granted in 2025 was based on the Company's trading history. Additionally, the expected term assumption was based on the simplified method under GAAP, which is based on the vesting period and contractual term for each tranche of awards. The mid-point between the weighted-average vesting term and the expiration date is used as the expected term under this method. The risk-free interest rate used in the Black-Scholes model is based on the implied US Treasury bill yield curve at the date of grant with a remaining term equal to the Company's expected term assumption.

Foreign Currency Translation and Transactions

The Company's reporting currency is the US Dollar ("USD"). Exchange rate adjustments resulting from foreign currency transactions are recognized in profit or loss, whereas effects resulting from the translation of financial statements are reflected as a component of accumulated other comprehensive loss, which is a component of shareholders' equity.

The assets and liabilities of subsidiaries whose functional currency is different from the USD are translated into USD at exchange rates at the reporting date and income and expenses are translated using average exchange rates for the respective period.

Exchange rate adjustments resulting from transactions in foreign currencies (currencies other than the Company entities' functional currencies) are remeasured to the respective functional currencies using exchange rates at the dates of the transactions and are recognized in currency losses, net on the consolidated statements of operations.

Derivative Instruments and Hedging Activities

The Company utilizes derivative financial instruments to manage its exposure to fluctuations in interest rates on variable rate debt and currency exchange rates. The Company does not use derivatives for trading or speculative purposes.

The Company records derivatives on the balance sheet at fair value within prepaid expenses and other current assets and other non-current assets (if in an unrealized gain position) or within accrued liabilities and other non-current liabilities (if in an unrealized loss position). If a derivative is designated as a cash flow hedge and meets the highly effective threshold, the changes in the fair value of derivatives are recorded in accumulated other comprehensive loss. Amounts reported in accumulated other comprehensive loss related to the cash flow hedges are reclassified to earnings when the hedged item impacts earnings. For any derivative instruments not designated as hedging instruments, changes in fair value would be recognized in earnings in the period that the change occurs. The Company assesses, both at the inception of the hedge and on an ongoing quarterly basis, whether the derivatives designated as cash flow hedges are highly effective in offsetting the changes in cash flows of the hedged items. In the consolidated statements of cash flows, cash inflows and outflows related to derivative instruments are presented based on the underlying nature of the hedged items.

The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company enters into derivative financial instruments only with counterparties with high credit ratings and with major financial institutions.

Revenue Recognition

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of revenue is generated by rental income subject to the guidance in ASC 842. The remaining revenue is generated by performance obligations in contracts with customers for services or sale of units subject to the guidance in ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASC 606").

Leasing Revenue

Income from operating leases is recognized on a straight-line basis over the lease term. The Company's lease arrangements can include multiple lease and non-lease components. Examples of lease components include the lease of modular space and portable storage units and VAPS. Examples of non-lease components include the delivery, installation, and removal services commonly provided in a bundled transaction with the lease components. Arrangement consideration is allocated between lease components and non-lease components based on the relative estimated selling (leasing) price of each deliverable. Selling (leasing) price of the lease component is estimated using an adjusted market approach whereby the Company estimates the price that customers in the market would be willing to pay.

When leases and services are billed in advance, recognition of revenue is deferred until services are rendered. If equipment is returned prior to the contractually obligated period, the excess, if any, between the amount the customer is contractually required to pay over the cumulative amount of revenue recognized to date is recognized as incremental revenue upon return.

Rental equipment is leased under operating leases. Rental contracts with customers are generally based on a 28-day or monthly rate and billing cycle. Operating lease minimum contractual terms generally range from 1 month to 60 months and leases are customarily renewable on a month-to-month basis after their initial term. The rental continues until cancelled by the Company or the customer. Operating lease minimum contractual terms averaged less than 12 months for the year ended December 31, 2025.

Services Revenue

The Company generally has three non-lease service-related performance obligations in its contracts with customers:

- Delivery and installation of the modular or portable storage unit;
- Other ad hoc services performed during the lease term; and
- Removal services that occur at the end of the lease term.

Consideration is allocated to each of these performance obligations within the contract based upon their estimated relative standalone selling prices using an adjusted market approach. Revenue from these activities is recognized as the services are performed.

Sales Revenue

Sales revenue is generated by the sale of new and rental units. Revenue from the sale of new and rental units is generally recognized at a point in time upon the transfer of control to the customer, which occurs when the unit is delivered and installed in accordance with the contract. Sales transactions constitute a single performance obligation.

Other Matters

The Company's non-lease revenues do not include material amounts of variable consideration.

The Company's payment terms vary by the type and location of its customer and the product or services offered. The time between invoicing and when payment is due is not significant. While the Company may bill certain customers in advance, its contracts do not contain a significant financing component based on the short length of time between upfront billings and the performance of contracted services. For certain products, services, or customer types, the Company requires payment before the products or services are delivered to the customer. At December 31, 2025, current deferred revenue and customer deposits included deferred revenue of $236.0 million and customer deposits of $1.3 million, respectively. At December 31, 2024, current deferred revenue and customer deposits included deferred revenue of $249.0 million and customer deposits of $1.8 million, respectively.

Revenue is recognized net of sales tax billed to customers, which is subsequently remitted to governmental authorities.

Leases as Lessee

The Company leases real estate for certain of its branch offices, administrative offices, rental equipment storage properties, vehicles and equipment, and administrative operations. The Company determines if an arrangement is or contains a lease at inception. Leases are classified as either finance or operating at inception of the lease, with classification affecting expense recognition in the statement of operations. Short-term leases, defined as leases with an initial term of 12 months or less, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight-line basis over the lease term.

The Company has leases that contain both lease and non-lease components and has elected, as an accounting policy, to not separate lease components and non-lease components. Right of use ("ROU") assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The lease liability is calculated as the present value of the remaining minimum rental payments for existing leases using either the rate implicit in the lease or, if none exists, the Company's incremental borrowing rate, as the discount rate. Variable lease payments are expensed in the period in which the obligation for those payments is incurred. Variable lease payments include payments for common area maintenance, real estate taxes, management fees and insurance.

Many of the Company's real estate lease agreements include one or more options to extend the lease, which are not included in the minimum lease terms unless the Company is reasonably certain it will exercise the option. Additionally, the Company's leases do not generally include options to terminate the lease prior to the end of the lease term. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Advertising and Promotion

Advertising and promotion costs, which are expensed as incurred, were $16.1 million, $15.9 million and $10.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Shipping Costs

The Company includes costs to deliver rental equipment to customers, whether performed by third-parties or by internal employees, in costs of leasing and services and costs of sales.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent it believes that it is more likely than not that these assets will be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent results of operations. Valuation allowances are recorded to reduce the deferred tax assets to an amount that will more likely than not be realized. When a valuation allowance is established or there is an increase in an allowance in a reporting period, tax expense is generally recorded in the Company's consolidated statement of operations. Conversely, to the extent circumstances indicate that a valuation allowance is no longer necessary, that portion of the valuation allowance is reversed, which generally reduces the Company's income tax expense.

Deferred tax liabilities are recognized for the income taxes on the undistributed earnings of wholly-owned foreign subsidiaries unless such earnings are indefinitely reinvested, or will only be repatriated when possible to do so at minimal additional tax cost. Income tax relating to items recognized directly in equity is recognized in equity and not in profit (loss) for the year.

In accordance with applicable authoritative guidance, the Company accounts for uncertain income tax positions using a benefit recognition model with a two-step approach; a more-likely-than-not recognition criterion; and a measurement approach that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. If it is not more-likely-than-not that the benefit of the tax position will be sustained on its technical merits, no benefit is recorded. Uncertain tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold. The Company classifies interest on tax deficiencies and income tax penalties within income tax expense.

The Company accounts for any impacts of the Global Intangible Low-Taxed Income ("GILTI") in the period in which they are incurred.

Fair Value Measurements

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs are prioritized into three levels that may be used to measure fair value. See further discussion of the levels in Note 13.

Recently Issued and Adopted Accounting Standards

Recently Issued Accounting Standards

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-03 *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"). ASU 2024-03 requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization, and selling expenses. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and the amendments may be applied either prospectively or retrospectively. The Company is currently evaluating ASU 2024-03 to determine its impact on the Company's disclosures.

In September 2025, the FASB issued ASU No. 2025-06 *Intangibles - Goodwill and Other Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06") to modernize the accounting guidance for costs incurred to develop internal-use software, including which costs are required to be recognized as an asset. ASU 2025-06 is effective for annual and interim reporting periods beginning after December 15, 2027. The Company is evaluating the impact of ASU 2025-06 on its consolidated financial statements and disclosures.

Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09 *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires entities to disclose more detailed information in the reconciliation of their statutory tax rate to their effective tax rate and their income taxes paid. ASU 2023-09 is effective for annual reporting periods beginning after December 15, 2024. The Company adopted ASU 2023-09 as of December 31, 2025. Refer to Note 17 - Income Taxes.

In July 2025, the FASB issued ASU No. 2025-05 *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"), which provides a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. ASU 2025-05 is effective for annual and interim reporting periods beginning after December 15, 2025 and may be early adopted. Effective July 1, 2025, the Company early adopted ASU 2025-05, electing the practical expedient permitting an entity to assume that current conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets. The adoption of ASU 2025-05 did not have a material impact on the Company's consolidated financial statements or disclosures.

In September 2025, the FASB issued ASU No. 2025-07 *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract ("ASU 2025-07")*. ASU 2025-07 narrows the scope of ASC 815 by excluding certain non-exchange-traded contracts whose terms are based on the normal operations or activities of one of the parties, and clarifies that share-based noncash consideration received from a customer for the transfer of goods or services should be accounted for under ASC 606 until the right to the consideration becomes unconditional. The ASU is effective for annual and interim periods beginning after December 15, 2026, and may be early adopted. Effective December 31, 2025, the Company early adopted this standard using the prospective method for the derivative scope refinement. The adoption did not have a material impact on the Company's consolidated financial statements or disclosures.

In November 2025, the FASB issued ASU No. 2025-09 *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements ("ASU 2025-09").* ASU 2025-09 clarifies five separate hedge accounting issues arising from the global reference rate reform initiative. The second issue that is clarified under ASU 2025-09 addresses problems arising from interest rate and/or tenor changes with hedges that have "choose-your-rate" debt instruments. This ASU introduces a model for hedging variable rate debt instruments that allows borrowers to change interest rate indexes and/or tenor without the need to dedesignate the hedge as long as the new interest rate and/or tenor was documented at the hedges inception, the risk being hedged remains similar and the forecasted transaction is probable. The ASU is effective for public business entities' annual and interim periods beginning after December 15, 2026, and may be early adopted. Effective December 31, 2025, the Company early adopted this standard using the "choose-your-rate" model. The adoption did not have a material impact on the Company's consolidated financial statements or disclosures.

Note 2 - Restructuring

During 2025, following the integration of its modular and storage field operations in 2024, the Company evaluated its real estate footprint on a property-by-property basis to opportunistically reduce overall real estate costs while maintaining market coverage. To exit certain real estate positions, the Company disposed of certain rental fleet units, with a primary focus on long idle, non-standard, or higher repair cost units, while maintaining adequate idle fleet to meet projected demand. During the eleven months ended November 30, 2025, rental equipment identified for disposal was depreciated to its salvage value, resulting in approximately $41.0 million of incremental rental equipment depreciation.

In December 2025, the Company initiated a comprehensive network optimization initiative (the "Network Optimization Plan") identifying additional real estate locations for exit, which was approved by the Company's Board of Directors on December 18, 2025. Exiting those locations necessitates the disposal of certain rental equipment. The restructuring plan encompasses exiting approximately 665 acres of real estate over the next four years, representing 108 branch and drop lot locations and approximately 25% of the Company's leased acreage. To enable these exits, management identified rental fleet units with a net book value of $312.1 million to be abandoned, representing approximately 53,000 units (approximately 31,000 portable storage units and 22,000 modular space units). The Company believes these actions will reduce expected annual real estate cost increases while maintaining market coverage and customer service capabilities. The Company expects to substantially complete all real estate exits and related rental equipment disposals under the Network Optimization Plan by 2029. For the year ended December 31, 2025, the Company recorded restructuring costs for the Network Optimization Plan of $301.9 million, consisting of accelerated depreciation of rental equipment.

The Company expects the initiative to result in future costs consisting of rental equipment disposal costs of approximately $40 million and rental equipment relocation costs of approximately $20 million. Disposal costs consist of demolition costs, waste removal fees and scrapping fees. Disposal costs will be recorded within restructuring costs when incurred. Relocation costs consist primarily of costs to relocate units to other branch locations. Relocation costs will be recorded within costs of leasing when incurred. The amount and timing of the actual charges may vary due to a variety of factors, including the ability of vendors to accommodate disposal volumes and additional time needed to exit leased properties. The Company's estimates for the charges discussed above exclude any potential income tax effects.

The Company does not expect to exit locations until the end of the contractual lease term; therefore, rental expense will continue to be incurred within SG&A expense as the Company consumes its right to use the real estate.

In 2024, the Company implemented a cost-reduction plan for certain centralized and redundant resources. During the year ended December 31, 2024, restructuring costs incurred under this plan included employee termination costs of $8.6 million. During the year ended December 31, 2025, the Company recorded restructuring expense of $0.3 million related to the 2024 restructuring plan.

NOTE 3 - Business Combination and Acquisitions

Business Combination

During the second quarter of 2025, the Company acquired a regional provider of climate-controlled containers and trailers for $115.6 million, net of cash acquired, the tangible assets of which consisted primarily of approximately 2,100 temperature-controlled units. As of the acquisition date, the fair value of the goodwill recognized was $54.8 million, the fair value of the intangible assets acquired was $18.7 million, and the fair value of rental equipment acquired was $36.6 million. The preliminary accounting for the transaction, including the valuation of acquired rental equipment and intangible assets, was based on the best estimates of management and is subject to revision based on the final valuations. Goodwill recognized is attributable to expected operating synergies, assembled workforce, and the going concern value of the acquired business. Goodwill recorded for this acquisition is deductible for tax purposes. Revenue and earnings from the business combination following the acquisition date are not available, as the business was integrated into the Company's centralized financial and operational processes following the acquisition.

During the year ended December 31, 2024, the Company acquired certain assets and assumed certain liabilities from a US regional provider of perimeter solutions for $36.8 million. As of the acquisition date, the goodwill acquired was $25.3 million, the intangible assets acquired were $2.5 million, and the fair value of rental equipment recognized was $8.8 million. Goodwill recognized is attributable to expected operating synergies, assembled workforces, and the going concern value of the acquired businesses. Goodwill recorded for this acquisition is deductible for tax purposes.

Asset Acquisitions

During the year ended December 31, 2025, the Company acquired $23.2 million in rental fleet assets from two companies for $25.8 million in cash. During the year ended December 31, 2024, the Company acquired $80.7 million in rental fleet assets from three companies for $84.5 million in cash.

Termination of Merger Agreement

In September 2024, the Company terminated a merger agreement with McGrath RentCorp. and paid a $180.0 million termination fee and recorded $42.4 million in legal and professional fees related to the merger transaction within SG&A expense.

NOTE 4 - Discontinued Operations

UK Storage Solutions Divestiture

On January 31, 2023, the Company sold its former UK Storage Solutions segment for $418.1 million. Exiting the UK Storage Solutions segment represented the Company's strategic shift to concentrate its operations on its core modular and storage businesses in North America. Results for the former UK Storage Solutions segment are reported in income from discontinued operations within the consolidated statement of operations for the year ended December 31, 2023.

The following table presents the results of the former UK Storage Solutions segment as reported in income from discontinued operations within the consolidated statement of operations and represents results for one month as the Company sold the former UK Storage Solutions segment on January 31, 2023.

(in thousands)	Year Ended December 31, 2023
Revenues:	
Leasing and services revenue:	
Leasing	$ 6,389
Delivery and installation	1,802
Sales revenue:	
New units	54
Rental units	449
Total revenues	8,694
Costs:	
Costs of leasing and services:	
Leasing	1,407
Delivery and installation	1,213
Costs of sales:	
New units	38
Rental units	492
Gross profit	5,544
Expenses:	
Selling, general and administrative	1,486
Other income, net	(1)
Operating income	4,059
Interest expense	56
Income from discontinued operations before income tax	4,003
Gain on sale of discontinued operations	175,708
Income tax expense from discontinued operations	45,468
Income from discontinued operations	$ 134,243

In January 2023, a $0.4 million adjustment was made to the gain on sale of a former segment, which was sold on September 30, 2022. Including this adjustment, the total gain on sale of discontinued operations was $176.1 million for the year ended December 31, 2023.

NOTE 5 - Revenue

Revenue Disaggregation

Geographic Areas

The Company had total revenue in the following geographic areas for the years ended December 31, as follows:

(in thousands)	Years Ended December 31,		
	2025	2024	2023
US	$ 2,142,138	$ 2,243,545	$ 2,219,561
Canada	118,001	125,154	120,123
Mexico	21,307	27,019	25,083
Total revenues	$ 2,281,446	$ 2,395,718	$ 2,364,767

Major Product and Service Lines

Equipment leasing is the Company's core business and the primary driver of the Company's revenue and cash flows. This includes turnkey space solutions along with VAPS. Leasing is complemented by new unit sales and sales of rental units. In connection with its leasing and sales activities, the Company provides services including delivery and installation, maintenance, removal, and other ad hoc services.

The Company's revenue by major product and service line for the years ended December 31, was as follows:

(in thousands)		Years Ended December 31,				
		2025		2024		2023
Modular space leasing revenue[a]	$	997,784	$	1,011,086	$	953,822
Portable storage leasing revenue		319,305		356,873		396,781
VAPS and third-party leasing revenues[b]		397,547		397,640		391,948
Other leasing-related revenue[c]		34,387		74,276		91,384
Leasing revenue		1,749,023		1,839,875		1,833,935
Delivery and installation revenue		388,887		418,881		437,179
Total leasing and services revenue		2,137,910		2,258,756		2,271,114
New unit sales revenue		77,941		74,499		48,129
Rental unit sales revenue		65,595		62,463		45,524
Total revenues	$	2,281,446	$	2,395,718	$	2,364,767

(a) Includes revenue from clearspan structures.
(b) Includes $38.6 million, $35.2 million, and $23.9 million of service revenue for the years ended December 31, 2025, 2024, and 2023, respectively.
(c) Includes primarily damage billings, delinquent payment charges, other processing fees associated with leasing arrangements and is partially offset by write-offs of specific uncollectible lease receivables recorded as a reduction to revenue of $75.5 million, $26.8 million, and $18.9 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Leasing and Services Revenue

The majority of revenue (75%, 75%, and 77% for the years ended December 31, 2025, 2024, and 2023, respectively) was generated by lease income subject to the guidance of ASC 842. The remaining revenue was generated by performance obligations in contracts with customers for services or sale of units subject to the guidance in ASC 606.

At December 31, 2025 and for the years ended December 31, 2026 through 2030 and thereafter, future committed leasing revenues under non-cancelable operating leases with the Company's customers, excluding revenue from delivery and installation and potential lease extensions, were as follows:

(in thousands)		Operating Leases
2026	$	401,632
2027		137,967
2028		46,519
2029		17,711
2030		7,421
Thereafter		2,714
Total	$	613,964

Receivables

The Company manages credit risk associated with its accounts receivable at the customer level. Because the same customers generate the revenues that are accounted for under both ASC 842 and ASC 606, the discussions below on credit risk and the Company's allowance for credit losses address the Company's total revenues.

Concentration of credit risk with respect to the Company's receivables is limited because of a large number of geographically diverse customers who operate in a variety of end markets. No single customer accounted for more than 0.9% and 1.7% of the Company's receivables at December 31, 2025 and 2024, respectively. The Company's top five customers with the largest open receivables balances represented 3.9% and 5.2% of the total receivables balance as of December 31, 2025 and 2024, respectively. The Company manages credit risk through credit approvals, credit limits, and other monitoring procedures.

The Company's allowance for credit losses reflects its estimate of the amount of receivables that the Company will be unable to collect. The estimated losses are calculated using the loss rate method based upon a review of outstanding receivables, related aging, and historical collection experience. The Company's estimate is sensitive to changing circumstances, and the Company may be required to increase or decrease its allowance in future periods in response to changing circumstances, including changes in the economy or in the particular circumstances of individual customers. During the years ended December 31, 2025, 2024 and 2023, the Company recognized bad debt expense within SG&A expense of $(40.2) million, $20.4 million, and $23.4 million, respectively, to reflect changes in the allowance for credit losses. During the years ended December 31, 2025, 2024 and 2023, $98.6 million, $35.0 million, and $25.2 million, respectively, of accounts receivable were written off and presented as a reduction of revenue (see Note 1 for further information about the accounting for receivables). To the extent that those receivables were reserved, the applicable reserve was adjusted to bad debt expense within SG&A.

Contract Assets and Liabilities

When customers are billed in advance for services, the Company defers recognition of revenue until the related services are performed, which generally occurs at the end of the contract. The balance sheet classification of deferred revenue is determined based on the contractual lease term. For contracts that continue beyond their initial contractual lease term, revenue continues to be deferred until the services are performed. As of December 31, 2025 and 2024, the Company recorded deferred revenue related to service revenue billed in advance of $134.6 million and $139.4 million, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recognized revenue of $90.2 million, $72.7 million, and $67.6 million, respectively, for service revenue billed in advance that was recorded as deferred revenue as of December 31, 2024, 2023, and 2022, respectively.

The Company does not have material contract assets, and it did not recognize any material impairments of any contract assets. The Company's uncompleted contracts with customers have unsatisfied (or partially satisfied) performance obligations. For the future services revenues that are expected to be recognized within twelve months, the Company has elected to utilize the optional disclosure exemption made available regarding transaction price allocated to unsatisfied (or partially unsatisfied) performance obligations. The transaction price for performance obligations that will be completed in greater than twelve months is variable based on the market rate in place at the time those services are provided, and therefore, the Company is applying the optional exemption to omit disclosure of such amounts.

The primary costs to obtain contracts for new and rental unit sales with the Company's customers are commissions. The Company pays its sales force commissions on the sale of new and rental units. For new and rental unit sales, the period benefited by each commission is less than one year. As a result, the Company has applied the practical expedient for incremental costs of obtaining a sales contract and expenses commissions as incurred.

NOTE 6 - Inventories

Inventories at December 31 consisted of the following:

(in thousands)	2025	2024
Spare parts and supplies	$ 40,716	$ 39,823
Work in process	1,322	—
Finished units	3,522	7,650
Inventories	$ 45,560	$ 47,473

NOTE 7 - Rental Equipment, net

Rental equipment, net at December 31 consisted of the following:

(in thousands)	2025	2024
Modular space units	$ 3,836,964	$ 3,658,086
Portable storage units	1,097,908	1,070,025
Value-added products	229,920	220,205
Total rental equipment	5,164,792	4,948,316
Less: accumulated depreciation	(2,071,471)	(1,570,377)
Rental equipment, net	$ 3,093,321	$ 3,377,939

At December 31, 2025, rental equipment included $312.1 million related to rental fleet assets that the Company intends to dispose of in connection with the Network Optimization Plan. The assets will be derecognized when physically disposed.

The Company had rental equipment in the following geographic areas at December 31:

(in thousands)	2025	2024
US	$ 4,711,272	$ 4,532,692
Canada	405,239	374,446
Mexico	48,281	41,178
Total rental equipment	5,164,792	4,948,316
Less: accumulated depreciation	(2,071,471)	(1,570,377)
Rental equipment, net	$ 3,093,321	$ 3,377,939

NOTE 8 – Property, Plant and Equipment, net

Property, plant and equipment, net at December 31 consisted of the following:

(in thousands)	2025	2024
Land, buildings, and leasehold improvements	$ 187,789	$ 184,475
Vehicles and equipment	325,255	272,587
Office furniture, fixtures and software	123,261	119,622
Total property, plant and equipment	636,305	576,684
Less: accumulated depreciation	(246,085)	(213,611)
Property, plant and equipment, net	$ 390,220	$ 363,073

Depreciation expense related to property, plant and equipment was $50.3 million, $44.3 million, and $47.1 million for the years ended December 31, 2025, 2024, and 2023, respectively, and was presented in other depreciation and amortization in the consolidated statements of operations. As of December 31, 2025 and 2024, the gross cost of property, plant and equipment assets under finance leases was $220.5 million and $177.6 million, respectively, with related accumulated depreciation of $64.3 million and $52.5 million, respectively.

NOTE 9 - Leases

As of December 31, 2025, the future lease payments for operating and finance lease liabilities were as follows:

(in thousands)	Operating Leases	Finance Leases
2026	$ 78,841	$ 38,881
2027	72,831	35,470
2028	59,561	37,951
2029	39,934	30,072
2030	30,979	24,189
Thereafter	93,458	24,718
Total lease payments	375,604	191,281
Less: interest	(62,919)	(24,423)
Present value of lease liabilities	$ 312,685	$ 166,858

Finance lease liabilities are included within long-term debt and current portion of long-term debt on the consolidated balance sheets.

The Company's lease activity during the years ended December 31, 2025, 2024, and 2023 was as follows:

		Years Ended December 31,				
Components of lease expense *(in thousands)*		2025		2024		2023
Finance Lease Expense						
Amortization of finance lease assets	$	17,963	$	14,159	$	16,945
Interest on obligations under finance leases		7,636		6,350		3,777
Total finance lease expense	$	25,599	$	20,509	$	20,722
Operating Lease Expense						
Fixed lease expense						
Costs of leasing and services	$	816	$	1,101	$	1,396
Selling, general and administrative		89,254		80,199		67,374
Short-term lease expense						
Costs of leasing and services		28,743		28,758		26,010
Selling, general and administrative		1,434		2,071		1,789
Variable lease expense						
Costs of leasing and services		205		762		2,109
Selling, general and administrative		10,172		10,925		8,380
Total operating lease expense	$	130,624	$	123,816	$	107,058

Supplemental cash flow information related to leases for the years ended December 31, 2025, 2024, and 2023 was as follows:

		Years Ended December 31,				
Supplemental Cash Flow Information *(in thousands)*		2025		2024		2023
Cash paid for the amounts included in the measurement of lease liabilities:						
Operating cash outflows from operating leases	$	88,014	$	81,046	$	68,889
Operating cash outflows from finance leases	$	7,796	$	6,087	$	3,715
Financing cash outflows from finance leases	$	25,272	$	19,429	$	16,510
Right of use assets obtained in exchange for lease obligations	$	154,136	$	92,343	$	95,897
Assets obtained in exchange for finance leases	$	50,238	$	46,253	$	58,737

Weighted-average remaining operating lease terms and the weighted average discount rates as of December 31 were as follows:

Lease Terms and Discount Rates	2025	2024
Weighted-average remaining lease term - operating leases	6.0 years	5.1 years
Weighted-average discount rate - operating leases	5.7 %	5.8 %
Weighted-average remaining lease term - finance leases	4.6 years	4.8 years
Weighted-average discount rate - finance leases	5.0 %	5.1 %

NOTE 10 - Goodwill and Intangible Assets

Goodwill

Changes in the carrying amount of goodwill were as follows:

(in thousands)		Total
Balance at December 31, 2023	$	1,176,635
Additions from acquisitions		26,948
Effects of movements in foreign exchange rates		(2,230)
Balance at December 31, 2024		1,201,353
Additions from acquisitions		55,088
Effects of movements in foreign exchange rates		1,171
Balance at December 31, 2025	$	1,257,612

The Company conducted its annual impairment test of goodwill as of October 1, 2025 and determined there was no impairment of goodwill. Accumulated historical goodwill impairment losses were $792.8 million prior to Double Eagle Acquisition Corporation's acquisition of Williams Scotsman International, Inc. in 2017. There were no goodwill impairments recorded for the years ended December 31, 2025, 2024, and 2023.

Intangible Assets

Intangible assets other than goodwill at December 31, consisted of the following:

	December 31, 2025				
(in thousands)	Weighted average remaining life (in years)	Gross carrying amount	Impairment Loss	Accumulated amortization	Net book value
Intangible assets subject to amortization:					
Customer relationships	3.0	$ 234,108	$ —	$ (144,959)	$ 89,149
Technology	0.5	1,500	—	(1,375)	125
Trade names	1.8	165,500	(132,540)	(23,146)	9,814
Indefinite-lived intangible assets:					
Trade name – WillScot		125,000	—	—	125,000
Total intangible assets other than goodwill		$ 526,108	$ (132,540)	$ (169,480)	$ 224,088

	December 31, 2024				
(in thousands)	Weighted average remaining life (in years)	Gross carrying amount	Impairment Loss	Accumulated amortization	Net book value
Intangible assets subject to amortization:					
Customer relationships	3.5	$ 215,408	$ —	$ (113,415)	$ 101,993
Technology	1.5	1,500	—	(1,125)	375
Trade names	2.7	165,500	(132,540)	(9,164)	23,796
Indefinite-lived intangible assets:					
Trade name – WillScot		125,000	—	—	125,000
Total intangible assets other than goodwill		$ 507,408	$ (132,540)	$ (123,704)	$ 251,164

For the years ended December 31, 2025, 2024, and 2023, the aggregate amount recorded to depreciation and amortization expense for intangible assets subject to amortization was $45.8 million, $38.5 million, and $25.8 million, respectively.

In 2024, the Company determined that a review of the carrying value of the Mobile Mini trade name was necessary based on the Company's plan to rebrand under a single WillScot brand name and discontinue the use of the Mobile Mini name. As of June 30, 2024, the Mobile Mini trade name was tested for impairment using the relief from royalty valuation method. The estimate of fair value included a discount rate of 9%, an unobservable input (Level 3). After determining the estimated fair value, the Company recorded an impairment charge of $132.5 million during the year ended December 31, 2024. This non-cash charge was recorded to impairment loss on intangible asset on the consolidated statement of operations.

After the impairment charge, the remaining net book value of the Mobile Mini trade name was $31.5 million, which is being amortized over the remaining useful life of the asset.

As of December 31, 2025, the expected future amortization expense for intangible assets was as follows:

(in thousands)	Amortization Expense
2026	$ 40,210
2027	33,580
2028	18,037
2029	3,367
2030	3,117
Thereafter	777
Total	$ 99,088

NOTE 11 - Debt

The carrying value of debt outstanding at December 31 consisted of the following:

(in thousands, except rates)	Interest rate	Year of maturity	2025	2024
2025 Secured Notes	6.125%	2025	$ —	$ 525,283
ABL Facility	Varies	2030	1,491,267	1,556,651
2028 Secured Notes	4.625%	2028	496,718	495,582
2029 Secured Notes	6.625%	2029	493,803	492,467
2030 Secured Notes	6.625%	2030	494,180	—
2031 Secured Notes	7.375%	2031	445,342	494,329
Finance Leases	Varies	Varies	166,858	143,788
Total debt			3,588,168	3,708,100
Less: current portion of long-term debt			31,094	24,598
Total long-term debt			$ 3,557,074	$ 3,683,502

Maturities of debt, including finance leases, during the years subsequent to December 31, 2025 are as follows:

(in thousands)	
2026	$ 38,881
2027	35,470
2028	537,951
2029	530,072
2030	2,032,188
Thereafter	474,718
Total	$ 3,649,280

The Company records debt issuance costs as offsets against the carrying value of the related debt. These debt costs will be amortized and included as part of interest expense over the remaining contractual terms of those debt instruments for each of the next five years as follows:

(in thousands)	Debt issuance cost amortization
2026	$ 8,202
2027	8,520
2028	8,382
2029	6,730
2030	4,132
Thereafter	731
Total	$ 36,697

Asset Based Lending Facility

Certain subsidiaries of the Company, including Williams Scotsman, Inc. ("WSI"), have an asset-based credit agreement that was amended on October 16, 2025 to, among other things, (i) extend the expiration date of the revolving credit facilities to October 16, 2030; (ii) reduce the interest rate spreads above (x) the Term Secured Overnight Financing Rate ("SOFR") - and Term Canadian Overnight Repo Rate Average ("CORRA")-based rates to no more than 137.5 basis points and (y) the base rate and Canadian Prime Rate to no more than 37.5 basis points; (iii) remove interest rate adjustments to the reference rates, (iv) remove Daily Simple CORRA, which was operative solely prior to the phase-in of Term CORRA, from the available interest rates; (v) reduce the aggregate principal amount of revolving credit facilities from $3.7 billion to $3.0 billion to reduce undrawn line fees; (vi) increase capacity available under the accordion feature from $750.0 million to $1.0 billion; and (vii) remove United Kingdom commitments and other United Kingdom-related provisions. The Company recorded a loss on extinguishment of debt of $3.4 million related to the amendment.

The agreement, as amended, provides for revolving credit facilities in the aggregate principal amount of up to $3.0 billion, consisting of: (i) a senior secured asset-based US dollar revolving credit facility in the aggregate principal amount of $2.75 billion (the "US Facility"), (ii) a $250.0 million senior secured asset-based multicurrency revolving credit facility (the "Multicurrency Facility," and together with the US Facility, the "ABL Facility"), available to be drawn in US Dollars or Canadian Dollars, and (iii) an accordion feature that permits the Company to increase the lenders' commitments in an aggregate amount not to exceed the greater of $1.0 billion and the amount of suppressed availability (as defined in the ABL Facility), plus any voluntary prepayments that are accompanied by permanent commitment reductions under the ABL Facility, subject to the satisfaction of customary conditions including lender approval. The ABL Facility is scheduled to mature on October 16, 2030.

The applicable margins for Term CORRA and Term SOFR loans is 1.375% and for base rate and Canadian Prime Rate loans is 0.375%, all of which are subject to one step down of 0.125% beginning in October 2026 based on the Company's excess availability from the prior quarter, and a second step down of 0.125% based on the Company's leverage. The ABL Facility requires the payment of a commitment fee on the unused available borrowings of 0.20% annually. As of December 31, 2025, the weighted average interest rate for borrowings under the ABL Facility, as adjusted for the effects of the interest rate swap agreements, was 4.97%. Refer to Note 12 for a more detailed discussion on interest rate management.

Borrowing availability under the US Facility and the Multicurrency Facility is equal to the lesser of (i) the aggregate revolver commitments and (ii) the borrowing base ("Line Cap"). At December 31, 2025, the Line Cap was $2.9 billion and the Company had $1.4 billion of available borrowing capacity under the ABL Facility, including $1.2 billion under the US Facility and $180.0 million under the Multicurrency Facility. Borrowing capacity under the ABL Facility is made available for up to $200.0 million letters of credit and $250.0 million of swingline loans. At December 31, 2025, the available capacity was $173.6 million of letters of credit and $250.0 million of swingline loans. At December 31, 2025, letters of credit and bank guarantees carried fees of 1.5%. The Company had issued $26.4 million of standby letters of credit under the ABL Facility at December 31, 2025. The Company had approximately $1.5 billion outstanding principal under the ABL Facility at December 31, 2025. Debt issuance costs of $16.7 million and $19.0 million were included in the carrying value of the ABL Facility at December 31, 2025 and December 31, 2024, respectively.

The obligations of the US Facility borrowers are unconditionally guaranteed by WSI and each existing and subsequently acquired or organized direct or indirect wholly-owned US organized restricted subsidiary of WSI, other than excluded subsidiaries (together with WSI, the "US Guarantors"). The obligations of the Multicurrency Facility borrowers are unconditionally guaranteed by the US facility borrowers and the US Guarantors, and each existing and subsequently acquired or organized direct or indirect wholly-owned Canadian organized restricted subsidiary of the Company other than certain excluded subsidiaries.

Senior Secured Notes

On June 15, 2020, WSI completed a private offering of $650.0 million in aggregate principal amount of its 6.125% senior secured notes due 2025 (the "2025 Secured Notes") to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended, ("Rule 144A"), and to non-US persons outside the US in accordance with Regulation S under the Securities Act ("Regulation S"). The 2025 Secured Notes matured on June 15, 2025 and bore interest at a rate of 6.125% per annum. Interest was payable semi-annually on June 15 and December 15 of each year. In 2021, the Company redeemed $123.5 million of the 2025 Secured Notes. On March 27, 2025, the Company used the net proceeds from the offering of the 2030 Secured Notes (defined below), together with $33.0 million of additional borrowings under the ABL Facility, to (i) redeem all of WSI's outstanding 2025 Secured Notes at a redemption price equal to 100.00% of the principal amount of the 2025 Secured Notes outstanding, totaling $526.5 million, plus accrued and unpaid interest, and (ii) pay related fees and expenses.

On August 25, 2020, WSI completed a private offering of $500.0 million in aggregate principal amount of its 4.625% senior secured notes due 2028 (the "2028 Secured Notes") to qualified institutional buyers pursuant to Rule 144A and to non-US persons outside the US in accordance with Regulation S. The 2028 Secured Notes mature on August 15, 2028 and bear interest at a rate of 4.625% per annum. Interest is payable semi-annually on August 15 and February 15 of each year. Unamortized deferred financing costs pertaining to the 2028 Secured Notes were $3.3 million as of December 31, 2025.

On September 25, 2023, WSI completed a private offering of $500.0 million in aggregate principal amount of its 7.375% senior secured notes due 2031 (the "2031 Secured Notes") to qualified institutional buyers pursuant to Rule 144A and to non-US persons outside the US in accordance with Regulation S. The 2031 Secured Notes mature on October 1, 2031 and bear interest at a rate of 7.375% per annum. Interest is payable semi-annually on April 1 and October 1 of each year. On November 18, 2025, the Company redeemed $50.0 million of the 2031 Secured Notes at a redemption price equal to 103% of the principal amount of the 2031 Secured Notes redeemed, totaling $51.5 million and recorded a loss on extinguishment of debt of $2.0 million. As of December 31, 2025, the aggregate principal amount outstanding for the 2031 Secured Notes was $450.0 million. Unamortized deferred financing costs pertaining to the 2031 Secured Notes were $4.7 million as of December 31, 2025.

On June 28, 2024, WSI completed a private offering of $500.0 million in aggregate principal amount of its 6.625% senior secured notes due 2029 (the "2029 Secured Notes") to qualified institutional buyers pursuant to Rule 144A and to non-US persons outside the US in accordance with Regulation S. The 2029 Secured Notes mature on June 15, 2029 and bear interest at a rate of 6.625% per annum. Interest is payable semi-annually on June 15 and December 15 of each year. Unamortized deferred financing costs pertaining to the 2029 Secured Notes were $6.2 million as of December 31, 2025.

On March 26, 2025, WSI completed a private offering of $500.0 million in aggregate principal amount of its 6.625% senior secured notes due 2030 (the "2030 Secured Notes") to qualified institutional buyers pursuant to Rule 144A and to non-US persons outside the US in accordance with Regulation S. The 2030 Secured Notes mature on April 15, 2030 and bear interest at a rate of 6.625% per annum. Interest is payable semi-annually on April 15 and October 15 of each year, beginning October 15, 2025. Unamortized deferred financing costs pertaining to the 2030 Secured Notes were $5.8 million as of December 31, 2025.

2028 Secured Notes

The table below depicts the redemption price (expressed as a percentage of the principal amount) of the notes if redeemed during the twelve-month period commencing on the dates below, plus accrued and unpaid interest, if any, to but not including the date of redemption.

Year	Redemption Price
August 15, 2025 and thereafter	100.000 %

2029 Secured Notes

The Company may redeem the 2029 Secured Notes at any time before June 15, 2026 at a redemption price equal to 100% of the principal amount thereof, plus a customary make whole premium for the notes being redeemed, plus accrued and unpaid interest, if any, to but not including the redemption date. Before June 15, 2026, the Company may redeem up to 40% of the aggregate principal amount of the 2029 Secured Notes at a price equal to 106.625% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, to but not including the redemption date with the net proceeds of certain equity offerings. At any time prior to June 15, 2026, the Company may also redeem up to 10% of the aggregate principal amount at a redemption price equal to 103% of the principal amount of the 2029 Secured Notes being redeemed during each twelve-month period commencing with the issue date, plus accrued and unpaid interest, if any, to but not including the redemption date. The table below depicts the redemption prices (expressed as percentages of the principal amount) of the notes if redeemed during the twelve-month period commencing on the dates below, plus accrued and unpaid interest, if any, to but not including the date of redemption.

Year	Redemption Price
June 15, 2026	103.313 %
June 15, 2027	101.656 %
June 15, 2028 and thereafter	100.000 %

2030 Secured Notes

The Company may redeem the 2030 Secured Notes at any time before April 15, 2027 at a redemption price equal to 100% of the principal amount thereof, plus a customary make whole premium for the notes being redeemed, plus accrued and unpaid interest, if any, to but not including the redemption date. Before April 15, 2027, the Company may redeem up to 40% of the aggregate principal amount of the 2029 Secured Notes at a price equal to 106.625% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, to but not including the redemption date with the net proceeds of certain equity offerings. At any time prior to April 15, 2027, the Company may also redeem up to 10% of the aggregate principal amount at a redemption price equal to 103% of the principal amount of the 2030 Secured Notes being redeemed during each twelve-month period commencing with the issue date, plus accrued and unpaid interest, if any, to but not including the redemption date.

The table below depicts the redemption prices (expressed as percentages of the principal amount) of the notes if redeemed during the twelve-month period commencing on the dates below, plus accrued and unpaid interest, if any, to but not including the date of redemption.

Year	Redemption Price
April 15, 2027	103.313 %
April 15, 2028	101.656 %
April 15, 2029 and thereafter	100.000 %

2031 Secured Notes

The table below depicts the redemption prices (expressed as percentages of the principal amount) of the notes if redeemed during the twelve-month period commencing on the dates below, plus accrued and unpaid interest, if any, to but not including the date of redemption.

Year	Redemption Price
October 1, 2026	103.688 %
October 1, 2027	101.844 %
October 1, 2028 and thereafter	100.000 %

The 2028 Secured Notes, 2029 Secured Notes, 2030 Secured Notes, and 2031 Secured Notes (collectively, the "Secured Notes") are unconditionally guaranteed by certain subsidiaries of the Company (collectively, the "Note Guarantors"). WillScot is not a guarantor of the Secured Notes. The Note Guarantors are guarantors or borrowers under the ABL Facility. To the extent lenders under the ABL Facility release the guarantee of any Note Guarantor, such Note Guarantor will also be released from obligations under the Secured Notes. The Secured Notes and related guarantees are secured by a second priority security interest in substantially the same assets of WSI and the Note Guarantors securing the ABL Facility. Upon the repayment of the 2028 Secured Notes, if the lien associated with the ABL Facility represents the only lien outstanding on the collateral under the 2029 Secured Notes, 2030 Secured Notes, and the 2031 Secured Notes (other than certain permitted), the collateral securing the 2029 Secured Notes, 2030 Secured Notes, and the 2031 Secured Notes will be released and the 2029 Secured Notes, 2030 Secured Notes, and the 2031 Secured Notes will become unsecured subject to satisfaction of customary conditions.

Finance Leases

The Company maintains finance leases primarily for transportation-related equipment. At December 31, 2025 and December 31, 2024, obligations under the finance leases were $166.9 million and $143.8 million, respectively.

Covenant Compliance

The Company was in compliance with all debt covenants and restrictions for the aforementioned debt instruments as of December 31, 2025.

NOTE 12 - Derivatives

Interest Rate Swaps

In January 2023, the Company entered into two interest rate swap agreements with financial counterparties relating to $750.0 million in aggregate notional amount of variable-rate debt under the ABL Facility. Under the terms of the agreements, the Company receives a floating rate equal to one-month term SOFR and makes payments based on a fixed interest rate of 3.44% on the notional amount. In January 2024, the Company entered into two interest rate swap agreements with financial counterparties relating to $500.0 million in aggregate notional amount of variable-rate debt under the ABL Facility. Under the terms of the agreements, the Company receives a floating rate equal to one-month term SOFR and makes payments based on a fixed interest rate of 3.70% on the notional amount.

The swap agreements were designated and qualified as hedges of the Company's exposure to changes in interest payment cash flows created by fluctuations in variable interest rates on the ABL Facility. The swap agreements terminate on June 30, 2027. The floating rate that the Company received under the terms of these swap agreements was 3.73% at December 31, 2025.

The location and the fair value of derivative instruments designated as hedges were as follows:

(in thousands)	Balance Sheet Location	2025	2024
Cash Flow Hedges:			
Interest rate swaps	Prepaid expenses and other current assets	$ 24	$ 6,990
Interest rate swaps	Other non-current assets	$ —	$ 6,666
Interest rate swaps	Accrued expenses	$ (1,862)	$ —
Interest rate swaps	Other non-current liabilities	$ (2,726)	$ —

The fair value of the interest rate swaps was based on dealer quotes of market forward rates, a Level 2 input on the fair value hierarchy (see Note 13), and reflected the amount that the Company would receive or pay for contracts involving the same attributes and maturity dates.

The following table discloses the impact of the interest rate swaps, excluding the impact of income taxes, on other comprehensive income ("OCI"), accumulated other comprehensive loss ("AOCI"), and the Company's consolidated statements of operations for the years ended December 31:

(in thousands)	2025	2024	2023
(Loss) gain recognized in OCI	$ (9,207)	$ 29,256	$ 15,901
Location of gain recognized in income	Interest expense, net	Interest expense, net	Interest expense, net
Gain reclassified from AOCI into income	$ 8,813	$ 20,175	$ 11,550

Over the next twelve months, the Company expects to reclassify $13.5 million, net of tax, from accumulated other comprehensive loss into the consolidated statement of operations within interest expense, net related to the interest rate swaps.

NOTE 13 - Fair Value Measures

The fair value of financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company utilizes the following accounting guidance for the three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs, other than Level 1 inputs in active markets, that are observable either directly or indirectly; and

Level 3 - Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions

The Company has assessed that the fair values of cash and short-term deposits, marketable securities, trade receivables, trade payables, and other current liabilities approximate their carrying amounts. The Company's nonfinancial assets, which are measured at fair value on a nonrecurring basis, include rental equipment, property, plant and equipment, goodwill, intangible assets and certain other assets. Based on the borrowing rates currently available for bank loans with similar terms and average maturities, the fair values of finance leases at December 31, 2025 and December 31, 2024 approximate their respective book values. The carrying value of the ABL Facility, excluding debt issuance costs, approximates fair value as the interest rates are variable and reflective of current market rates.

The fair values of the Secured Notes are based on their last trading price at the end of each period obtained from a third party. The following table shows the carrying amounts and fair values of these financial liabilities measured using Level 2 inputs:

	December 31, 2025		December 31, 2024	
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
2025 Secured Notes	$ —	$ —	$ 525,283	$ 527,269
2028 Secured Notes	496,718	498,640	495,582	477,170
2029 Secured Notes	493,803	516,455	492,467	506,235
2030 Secured Notes	494,180	517,465	—	—
2031 Secured Notes	445,342	470,304	494,329	514,310
Total	$ 1,930,043	$ 2,002,864	$ 2,007,661	$ 2,024,984

As of December 31, 2025, the carrying values of the 2028 Secured Notes, the 2029 Secured Notes, the 2030 Secured Notes, and the 2031 Secured Notes included $3.3 million, $6.2 million, $5.8 million, and $4.7 million, respectively, of unamortized debt issuance costs, which were presented as reductions of the corresponding liabilities. As of December 31, 2024, the carrying values of the 2025 Secured Notes, the 2028 Secured Notes, the 2029 Secured Notes, and the 2031

Secured notes included $1.2 million, $4.4 million, $7.5 million, and $5.7 million, respectively, of unamortized debt issuance costs which were presented as reductions of the corresponding liabilities. The location and the fair value of derivative assets and liabilities in the consolidated balance sheets are disclosed in Note 12.

NOTE 14 - Commitments and Contingencies

Legal Proceedings

The Company is involved in various lawsuits, claims and legal proceedings that arise in the ordinary course of business. The Company assesses these matters on a case-by-case basis as they arise and establishes reserves as required. As of December 31, 2025, with respect to these outstanding matters, the Company believes that the amount or range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows. However, the outcome of such matters is inherently unpredictable and subject to significant uncertainties.

Purchase Commitments

In November 2024, the Company entered into a fixed-dollar unconditional purchase obligation with a supplier to purchase $20.0 million of rental equipment at any time prior to November 2027. As of December 31, 2025, the remaining purchase obligation related to this agreement was $6.6 million. The Company had no other material outstanding purchase obligations as of December 31, 2025.

NOTE 15 - Equity

Preferred Stock

WillScot's certificate of incorporation authorizes the issuance of 1,000,000 shares of Preferred Stock with a par value of $0.0001 per share. As of December 31, 2025 and 2024, the Company had no shares of Preferred Stock issued and outstanding.

Common Stock

WillScot's certificate of incorporation authorizes the issuance of 500,000,000 shares of Common Stock with a par value of $0.0001 per share. The Company had 181,184,438 shares of Common Stock issued and outstanding as of December 31, 2025. The outstanding shares of the Company's Common Stock are duly authorized, validly issued, fully paid and non-assessable.

In connection with stock compensation vesting and stock option exercises described in Note 16, the Company issued 1,544,385, 731,210 and 549,272 shares of Common Stock during the years ended December 31, 2025, 2024 and 2023, respectively.

Dividends

On February 18, 2025, the Company's Board of Directors approved a quarterly dividend program. Dividends are subject to declaration by the Board of Directors and requirements of the ABL Facility, Secured Notes, and Delaware law. Under the program, dividends will be payable on the third Wednesday of the third month of each calendar quarter to stockholders of record as of the first Wednesday of that same month. For the year ended December 31, 2025, the Board of Directors declared quarterly dividends of $0.07 per share, totaling $51.7 million. Dividends paid were $51.1 million for the year ended December 31, 2025.

Stock Repurchase Program

In September 2024, the Board of Directors authorized a share repurchase program pursuant to which the Company may repurchase up to $1.0 billion of its outstanding shares of Common Stock. The stock repurchase program does not obligate the Company to purchase any particular number of shares, and the timing and exact amount of any repurchases will depend on various factors, including market pricing, business, legal, and other considerations. The Company may repurchase its shares in open-market transactions or through privately negotiated transactions in accordance with federal securities laws, at the Company's discretion. The repurchase program, which has no expiration date, may be increased, suspended, or terminated at any time and remains subject to the discretion of the Board of Directors. The program is expected to be implemented over the course of several years and will be conducted subject to the covenants in the ABL Facility and the indentures governing the Secured Notes.

During the year ended December 31, 2025, 2024, and 2023, respectively, the Company repurchased 3,924,846, 7,133,446, and 18,533,819 shares of Common Stock for $97.5 million, $270.4 million, and $810.8 million, excluding excise tax. As of December 31, 2025, $724.3 million of the authorization for future repurchases of Common Stock remained available.

Accumulated Other Comprehensive Loss

The changes in AOCI, net of tax, for the years ended December 31, 2025, 2024 and 2023, were as follows:

(in thousands)	Foreign Currency Translation	Unrealized losses on hedging activities	Total
Balance at December 31, 2022	$ (70,122)	$ —	$ (70,122)
Other comprehensive income before reclassifications	14,091	14,813	28,904
Reclassifications from AOCI to income [a]	—	(11,550)	(11,550)
Balance at December 31, 2023	(56,031)	3,263	(52,768)
Other comprehensive (loss) income before reclassifications	(24,689)	27,005	2,316
Reclassifications from AOCI to income [a]	—	(20,175)	(20,175)
Balance at December 31, 2024	(80,720)	10,093	(70,627)
Other comprehensive income (loss) before reclassifications	14,716	(4,729)	9,987
Reclassifications from AOCI to income [a]	—	(8,813)	(8,813)
Balance at December 31, 2025	$ (66,004)	$ (3,449)	$ (69,453)

(a) For the years ended December 31, 2025, 2024, and 2023, $8.8 million, $20.2 million, and $11.6 million, respectively, was reclassified from AOCI into the consolidated statements of operations within interest expense, net related to the interest rate swaps discussed in Note 12. For the years ended December 31, 2025, 2024, and 2023, the Company recorded tax expense of $2.2 million, $5.0 million, and $2.9 million, respectively, associated with this reclassification.

NOTE 16 - Stock-Based Compensation

Restricted Stock Awards

The following table summarizes the Company's RSA activity during the years ended December 31, 2025, 2024 and 2023:

	Number of Shares	Weighted-Average Grant Date Fair Value
Balance December 31, 2022	35,244	$ 37.17
Granted	28,946	$ 44.44
Vested	(35,244)	$ 37.17
Balance December 31, 2023	28,946	$ 44.44
Granted	36,346	$ 38.11
Vested	(28,946)	$ 44.44
Balance December 31, 2024	36,346	$ 38.11
Granted	67,365	$ 27.43
Vested	(36,346)	$ 38.11
Balance December 31, 2025	67,365	$ 27.43

Compensation expense for RSAs recognized in SG&A expense in the consolidated statements of operations was $1.7 million, $1.3 million, and $1.3 million for the years ended December 31, 2025, 2024, and 2023, respectively. At December 31, 2025, unrecognized compensation cost related to RSAs totaled $0.8 million and was expected to be recognized over the remaining weighted average vesting period of 0.5 years. The total fair value of RSA's vested in 2025, 2024, and 2023 was $1.0 million, $1.1 million, and $1.6 million, respectively.

Time-Based RSUs

The following table summarizes the Company's Time-Based RSU activity during the years ended December 31, 2025, 2024 and 2023:

	Number of Shares	Weighted-Average Grant Date Fair Value
Balance December 31, 2022	789,779	$ 26.16
Granted	213,388	$ 50.74
Forfeited	(61,848)	$ 36.75
Vested	(322,483)	$ 21.38
Balance December 31, 2023	618,836	$ 36.07
Granted	273,524	$ 48.68
Forfeited	(45,544)	$ 46.58
Vested	(270,164)	$ 30.41
Balance December 31, 2024	576,652	$ 43.87
Granted	677,853	$ 31.08
Forfeited	(79,752)	$ 39.65
Vested	(242,578)	$ 39.79
Balance December 31, 2025	932,175	$ 35.95

Compensation expense for Time-Based RSUs recognized in SG&A expense in the consolidated statements of operations was $12.7 million, $10.2 million, and $8.1 million for the years ended December 31, 2025, 2024, and 2023, respectively. At December 31, 2025, unrecognized compensation cost related to Time-Based RSUs totaled $19.8 million and was expected to be recognized over the remaining weighted average vesting period of 2.3 years. The total fair value of Time-Based RSU's vested in 2025, 2024, and 2023 was $8.1 million, $12.4 million, and $16.2 million, respectively.

Performance-Based RSUs

The following table summarizes the Company's Performance-Based RSU award activity during the years ended December 31, 2025 and 2024 and 2023:

	Number of Shares	Weighted-Average Grant Date Fair Value
Balance December 31, 2022	1,894,250	$ 33.67
Granted	376,826	$ 69.52
Forfeited	(37,451)	$ 47.52
Vested[a]	(293,934)	$ 16.34
Balance December 31, 2023	1,939,691	$ 42.95
Granted	295,833	$ 66.60
Forfeited	(62,074)	$ 63.46
Vested[a]	(404,990)	$ 39.30
Balance December 31, 2024	1,768,460	$ 47.02
Granted	406,265	$ 44.16
Forfeited	(52,781)	$ 55.24
Vested[a]	(932,958)	$ 38.35
Balance December 31, 2025	1,188,986	$ 52.49

(a) The Performance-Based RSUs vested at a weighted average of 84% of target, or 782,083 shares, 191% of target, or 773,115 shares, and 150% of target, or 440,904 shares, during the years ended December 31, 2025, 2024, and 2023, respectively.

Compensation expense for Performance-Based RSUs recognized in SG&A expense in the consolidated statements of operations was $23.3 million, $24.5 million, and $24.9 million for the years ended December 31, 2025, 2024, and 2023, respectively. At December 31, 2025, unrecognized compensation cost related to Performance-Based RSUs totaled $14.2 million and was expected to be recognized over the remaining weighted average vesting period of one year. The total fair value of Performance-Based RSU's vested in 2025, 2024, and 2023 was $21.4 million, $36.3 million, and $15.0 million, respectively. Refer to Note 1 for the details of conditions required for the Performance-Based RSUs to vest.

Stock Options

The following table summarizes the Company's stock option activity during the years ended December 31, 2025, 2024 and 2023:

	WillScot Options	Weighted-Average Exercise Price per Share	Converted Mobile Mini Options	Weighted-Average Exercise Price per Share
Balance at December 31, 2022	534,188	$ 13.60	864,276	$ 12.91
Exercised	—	$ —	(35,030)	$ 14.21
Balance at December 31, 2023	534,188	$ 13.60	829,246	$ 12.86
Exercised	—	$ —	(14,357)	$ 17.59
Balance at December 31, 2024	534,188	$ 13.60	814,889	$ 12.77
Forfeited	—	$ —	(2)	$ 13.54
Granted	220,000	$ 23.39	—	$ —
Exercised	—	$ —	(804,003)	$ 12.77
Balance at December 31, 2025	754,188	$ 16.46	10,884	$ 13.08
Fully vested and exercisable options, December 31, 2025	534,188	$ 13.60	10,884	$ 13.08

Under our stock option plans, the Company may issue shares on a net basis at the request of the option holder. This occurs by netting the option costs in shares from the shares exercised. The Company granted 220,000 stock options in the year ended December 31, 2025. No stock options were granted in the years ended December 31, 2024 and 2023.

At December 31, 2025, the intrinsic value of stock options outstanding was $1.9 million, and the intrinsic value of stock options fully vested and exercisable was $2.9 million. At December 31, 2025, the weighted-average remaining contractual term of options fully vested and exercisable was 2.2 years for WillScot options and 2.3 years for converted Mobile Mini options. The weighted-average remaining contractual term of all outstanding WillScot options was 4.4 years. The total pre-tax intrinsic value of stock options exercised during the years ended December 31, 2025, 2024, and 2023 was $12.0 million, $0.4 million, and $1.1 million, respectively.

Compensation expense for stock options recognized in SG&A expense in the consolidated statement of operations was $0.8 million for the year ended December 31, 2025. At December 31, 2025, unrecognized compensation cost related to stock options totaled $2.0 million and was expected to be recognized over the remaining weighted average vesting period of 2.1 years.

The fair value of each stock option award granted during the year ended December 31, 2025 was estimated on the grant date using the Black-Scholes option-pricing model. The assumptions are listed in the table below.

	Assumptions
Expected volatility	45% - 46%
Expected dividend	1.20 %
Risk-free rate	3.69% - 3.76%
Expected term (in years)	5.75 - 6.00
Exercise price	$ 23.39
Weighted-average grant date fair value	$ 10.28

NOTE 17 – Income Taxes

The components of income tax expense from continuing operations for the years ended December 31, were comprised of the following:

(in thousands)	2025	2024	2023
Current			
Federal	$ (8,660)	$ 29,518	$ —
State	7,985	17,457	12,250
Foreign	5,257	6,823	7,382
Deferred			
Federal	6,192	(23,990)	80,698
State	(5,829)	(19,197)	27,276
Foreign	(7,376)	(2,136)	(1,031)
Total income tax (benefit) expense from continuing operations	$ (2,431)	$ 8,475	$ 126,575

Income tax expense from continuing operations differed from the amount computed by applying the US statutory income tax rate of 21% to the income from continuing operations before income taxes for the year ended December 31, 2025 as follows:

(in thousands)	Amount	Percent
Loss from continuing operations before income tax		
US	$ (45,819)	
Foreign	(9,602)	
Total loss from continuing operations before income tax	$ (55,421)	
Provision for income taxes at U.S. federal statutory rate	$ (11,638)	21.0 %
State and Local income taxes, net of federal benefit [a]	1,359	(2.5)%
Foreign rate effects	(103)	0.2 %
Tax Credits		
Investment Tax Credits	(1,692)	3.1 %
Nontaxable or nondeductible items		
Non-deductible compensation	5,418	(9.8)%
Stock compensation shortfall	1,731	(3.1)%
Other	1,052	(1.9)%
Changes in unrecognized tax benefits.	341	(0.6)%
Other	1,101	(2.0)%
Effective Tax Rate	$ (2,431)	4.4 %

(a) The State of Texas contributes to the majority (greater than 50%) of the tax effect in this category.

Income tax expense from continuing operations differed from the amount computed by applying the US statutory income tax rate of 21% to the income from continuing operations before income taxes as follows for the years ended December 31,

(in thousands)		2024		2023
Income from continuing operations before income tax				
US	$	18,686	$	444,557
Foreign		17,918		23,862
Total income from continuing operations before income tax	$	36,604	$	468,419
US Federal statutory income tax expense	$	7,687	$	98,368
Effect of tax rates in foreign jurisdictions		1,175		1,434
State income tax expense, net of federal benefit		784		25,412
Valuation allowances		2,776		(815)
Non-deductible (non-taxable) items		677		775
Non-deductible executive compensation		1,813		2,014
Tax credits		(6,988)		(396)
Uncertain tax positions		(791)		(523)
Tax law changes (excluding valuation allowance)[a]		(166)		(50)
Other		1,508		356
Income tax expense from continuing operations	$	8,475	$	126,575
Effective income tax rate		23.15 %		27.02 %

(a) Tax law changes primarily represent changes in tax law in foreign jurisdictions.

The amounts of cash taxes paid by the Company in the year ended December 31, 2025 are as follows:

(in thousands)		2025
Federal	$	—
State and Local		
California		2,113
Texas		1,581
Other		7,406
Total State and Local		11,100
Foreign		
Canada		2,796
Mexico		2,316
Other		101
Total Foreign		5,213
Income taxes paid, net of amounts refunded	$	16,313

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as net operating losses and carryforwards. Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

(in thousands)	2025	2024
Deferred tax assets		
Deferred interest expense	$ 108,629	$ 118,228
Employee benefit plans	7,999	10,408
Accrued liabilities	5,128	5,011
Allowance for credit losses	15,885	25,828
Deferred revenue	59,999	60,907
Operating lease liability	78,275	66,925
Other	10,613	12,397
Tax loss carryforwards	49,515	75,312
Deferred tax assets, gross	336,043	375,016
Valuation allowance	(4,235)	(4,206)
Net deferred income tax asset	331,808	370,810
Deferred tax liabilities		
Rental equipment and other property, plant and equipment	(734,548)	(791,853)
Intangible assets	(11,495)	(18,106)
Right of use asset	(77,478)	(66,508)
Deferred tax liability	(823,521)	(876,467)
Net deferred income tax liability	$ (491,713)	$ (505,657)

Tax loss carryforwards as of December 31, 2025 are outlined in the table below and include US Federal and US state activity. The availability of these tax losses to offset future income varies by jurisdiction. Furthermore, the ability to utilize the tax losses may be subject to additional limitations upon the occurrence of certain events, such as a change in the ownership of the Company. Some of the Company's tax attributes are subject to annual limitations due to historical changes in ownership from acquisitions, mergers or other related ownership shift events; however, the Company anticipates that our remaining available net operating losses will be consumed prior to their expiration. The Company's tax loss carryforwards are as follows at December 31, 2025:

(in thousands)	Loss Carryforward	Deferred Tax	Expiration
Jurisdiction:			
US - Federal	$ 180,825	$ 38,102	2031, Indefinite
US - State capital loss	50,078	2,868	2029
US - State	187,047	8,545	2026 – 2044, Indefinite
Total	$ 417,950	$ 49,515	

As of December 31, 2025, the undistributed earnings of foreign subsidiaries continue to be indefinitely reinvested, and deferred taxes have not been provided.

Unrecognized Tax Positions

The Company is subject to taxation in US, Canada, Mexico, India, and state jurisdictions. The Company's tax returns are subject to examination by the applicable tax authorities prior to the expiration of statute of limitations for assessing additional taxes, which generally ranges from two to five years after the end of the applicable tax year. As of December 31, 2025, generally, tax years for 2019 through 2024 remain subject to examination by the tax authorities. In addition, in certain taxing jurisdictions, in the case of carryover tax attributes to years open for assessment, such attributes may be subject to reduction by taxing authorities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	2025	2024	2023
Unrecognized tax benefits – January 1,	$ 26,510	$ 43,134	$ 43,627
Increases based on tax positions related to current period	474	—	—
Decrease from expiration of statute of limitations[a]	(133)	(16,624)	(493)
Unrecognized tax benefits – December 31,	$ 26,851	$ 26,510	$ 43,134

(a) Includes $15.8 of presentational adjustments with no effect on amounts presented in the consolidated balance sheet or the annual effective tax rate for the year ended December 31, 2024.

At December 31, 2025 there were $26.1 million of unrecognized tax benefits that, if recognized, would affect the annual effective tax rate.

The Company classifies interest on tax deficiencies and income tax penalties within income tax expense. During the years ended December 31, 2025, 2024, and 2023, the Company recognized approximately $0.5 million, $(0.2) million, and $0.0 million in interest, respectively. The Company accrued approximately $0.7 million and $0.2 million for the payment of interest at December 31, 2025 and 2024, respectively.

NOTE 18 - Segment Reporting

The Company's two operating segments (US and Other North America) are aggregated into one reportable segment as the operating segments share similar economic characteristics (e.g., comparable gross margins and comparable adjusted earnings before interest, taxes, depreciation and amortization margins) and similar qualitative characteristics as the operating segments offer similar products and services to similar customers, use similar methods to distribute products and are subject to similar competitive risks.

The Company's Chief Operating Decision Maker ("CODM") is the Chief Executive Officer ("CEO"), who reviews operating results to make decisions about allocating resources and assessing performance for the entire company.

Refer to Note 5 for revenue by geographic area and revenue by major product and service lines. Refer to Note 7 for rental equipment by geographic area. Refer to the Consolidated Balance Sheet for total assets. Refer to the Consolidated Statement of Cash Flows for total expenditures for additions to long-lived assets.

The Company defines EBITDA as net income (loss) plus interest (income) expense, income tax (benefit) expense, depreciation and amortization. The Company reflects further adjustments to EBITDA ("Adjusted EBITDA") to exclude certain non-cash items and the effect of what the Company considers transactions or events not related to its core and ongoing business operations. The measure of profit or loss used by the CODM to evaluate operating segment performance and allocate resources is Adjusted EBITDA. Adjusted EBITDA is used to determine capital allocation between operating segments and certain aspects of management's compensation. Management believes that evaluating operating segment performance excluding such items is meaningful because it provides insight with respect to the intrinsic and ongoing operating results of the Company. The Company considers Adjusted EBITDA to be an important metric because it reflects the business performance of the segments, inclusive of indirect costs.

The following table sets forth certain information regarding significant expense categories for the years ended December 31, 2025, 2024, and 2023, respectively.

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Revenues:			
Leasing and services revenue:			
Unit leasing and other rental-related	$ 1,351,476	$ 1,442,235	$ 1,441,987
VAPS and third-party leasing	397,547	397,640	391,948
Delivery revenue	205,671	224,371	273,598
Installation revenue	183,216	194,510	163,581
Sales revenue:			
New units	77,941	74,499	48,129
Rental units	65,595	62,463	45,524
Total revenues	2,281,446	2,395,718	2,364,767
Less:[a]			
Costs of leasing and services:			
Unit leasing	299,167	316,422	328,124
VAPS and third-party leasing	72,436	68,656	70,343
Delivery	171,202	176,551	185,639
Installation	152,201	152,329	131,478
Costs of sales:			
New units	53,164	45,554	26,439
Rental units	35,720	32,224	23,141
Employee SG&A expense[b]	270,986	247,886	257,327
Other segment items[c]	255,531	292,936	280,811
Adjusted EBITDA from continuing operations	$ 971,039	$ 1,063,160	$ 1,061,465

(a) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(b) Employee SG&A expense consists of salaries and wages, bonuses, commissions, payroll taxes, and employee benefits.

(c) Other segment items consist of service agreements and professional fees, real estate and occupancy costs, travel, bad debt expense, marketing and advertising, taxes, and other miscellaneous expenses.

The following tables present a reconciliation of the Company's (Loss) income from continuing operations to Adjusted EBITDA for the years ended December 31, 2025, 2024, and 2023, respectively:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
(Loss) income from continuing operations	$ (52,990)	$ 28,129	$ 341,844
Income tax (benefit) expense from continuing operations	(2,431)	8,475	126,575
Depreciation and amortization	430,021	384,972	338,654
Restructuring costs, lease impairment expense and other related charges	302,804	9,435	22
Interest expense, net	231,511	227,311	205,040
Loss on extinguishment of debt	5,364	—	—
Stock compensation expense	38,426	35,966	34,486
Integration and transaction costs	3,103	8,172	12,625
Currency losses, net	210	593	6,754
Termination fee	—	180,000	—
Impairment loss on intangible asset	—	132,540	—
Impairment loss on long-lived asset	—	374	—
Other[a]	15,021	47,193	(4,535)
Adjusted EBITDA	$ 971,039	$ 1,063,160	$ 1,061,465

(a) For the year ended December 31, 2025, other included $5.1 million in non-equity executive transition costs and $3.8 million in costs to implement the Company's real estate exit initiatives prior to approval of the Network Optimization Plan. For the year ended December 31, 2024, other included $42.4 million in legal and professional fees related to the terminated merger with McGrath.

NOTE 19 - (Loss) Earnings Per Share

Basic (loss) earnings per share ("EPS") is calculated by dividing net (loss) income attributable to WillScot common shareholders by the weighted average number of shares of Common Stock outstanding during the period. The shares of Common Stock issued as a result of the vesting of RSUs and RSAs as well as the exercise of stock options are included in EPS based on the weighted average number of days in which they were outstanding during the period. Diluted EPS is computed similarly to basic EPS, except that it includes the potential dilution that could occur if dilutive securities were exercised as determined by using the treasury stock method. Effects of potentially dilutive securities are presented only in periods in which they are dilutive.

The following table reconciles (loss) income from continuing operations attributable to WillScot common shareholders to net (loss) income attributable to common shareholders for the dilutive EPS calculation and the weighted average shares outstanding for the basic earnings per share calculation to the weighted average shares outstanding for the diluted earnings per share calculation for the years ended December 31:

(in thousands)	2025	2024	2023
Numerator:			
(Loss) income from continuing operations	$ (52,990)	$ 28,129	$ 341,844
Income from discontinued operations	—	—	134,613
Net (loss) income	$ (52,990)	$ 28,129	$ 476,457
Denominator:			
Weighted average Common Shares outstanding - basic	182,394	188,102	198,555
Dilutive effect of outstanding securities:			
RSAs	—	15	15
Time-Based RSUs	—	152	274
Performance-Based RSUs	—	1,112	2,040
Stock Options	—	911	966
Weighted average Common Shares outstanding - dilutive	182,394	190,292	201,850

The following potential common shares were excluded from the computation of dilutive EPS because their effect would have been anti-dilutive:

(in thousands)	2025	2024	2023
RSAs	67	—	—
Time-based RSUs	932	235	106
Performance-based RSUs	1,189	645	277
Stock Options	765	—	—

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Report on Internal Control over Financial Reporting

As required by SEC rules and regulations, our management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Exchange Act Rule 13a-15(f). Our ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with GAAP. Our ICFR includes policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

ICFR, no matter how well designed, has inherent limitations and may not prevent or detect misstatements in our consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of the Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of the Company's ICFR as of December 31, 2025 using the criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on that assessment, the Company's management believes that, as of December 31, 2025, the Company's ICFR was effective based on those criteria.

The effectiveness of the Company's ICFR as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing below, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There were no changes in our ICFR that occurred during the quarter ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our ICFR.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WillScot Holdings Corporation

Opinion on Internal Control Over Financial Reporting

We have audited WillScot Holdings Corporation's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, WillScot Holdings Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated February 19, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Baltimore, Maryland

February 19, 2026

ITEM 9B.   Other Information

During the three months ended December 31, 2025, no director or Section 16 officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C.   Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information to be included under the captions "Director Nominee Biographies & Qualifications," "Codes of Business Conduct & Ethics," "Audit Committee," "Executive Officer Biographies," and "Compensation Governance Policies" in the Company's definitive proxy statement for the 2026 annual meeting of stockholders, to be filed with the SEC (the "2026 Proxy Statement"), is hereby incorporated by reference in answer to this item.

ITEM 11. Executive Compensation

The information to be included under the captions "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report" in the 2026 Proxy Statement is hereby incorporated by reference in answer to this item.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information to be included under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2026 Proxy Statement is hereby incorporated by reference in answer to this item.

Securities Authorized for Issuance under Equity Compensation Plans

On February 5, 2018, we filed a registration statement on Form S-8, registering 4,000,000 shares of Common Stock, relating to awards to be undertaken in the future, with such vesting conditions, as applicable, to be determined in accordance with the WillScot Corporation 2017 Incentive Award Plan (the "2017 Incentive Award Plan"). On July 2, 2020, we filed a registration statement on Form S-8 registering 6,488,988 shares of Common Stock (including 1,488,988 shares that remained available under the 2017 Incentive Award Plan), relating to awards to be undertaken in the future, with such vesting conditions, as applicable, to be determined in accordance with the WillScot Mobile Mini 2020 Incentive Award Plan (the "2020 Incentive Plan"). The following types of awards can be issued under the 2020 Incentive Plan: non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance compensation awards, and stock bonus awards. See Note 16 in Part II, Item 8 herein for additional information.

The following table sets forth information as of December 31, 2025 with respect to compensation plans under which equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected the first column)
Equity compensation plans approved by security holders	2,875,349 (1)	$ 16.46 (2)	2,427,861
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,875,349	$ 16.46	2,427,861

(1) Includes (a) 0.8 million stock options, (b) 0.9 million restricted stock units and (c) 1.2 million performance-based restricted stock units based on target attainment levels.

(2) The weighted-average exercise price is reported for the outstanding stock options reported in the first column. There are no exercise prices for the restricted stock units, or performance-based restricted stock units in the first column.

In connection with the merger with Mobile Mini, on July 2, 2020, we converted Mobile Mini's outstanding fully vested stock options to 7,361,516 WillScot stock options using a conversion ratio of 2.405. As of December 31, 2025, 10,884 options were outstanding and exercisable; each option is exercisable for one share of Common Stock. The weighted average exercise price of the outstanding options was $13.08 as of December 31, 2025. These options are not included in the table above as they were not issued under the incentive award plans.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information to be included under the captions "Director Independence" and "Certain Relationships and Related Party Transactions" in the 2026 Proxy Statement is hereby incorporated by reference in answer to this item.

ITEM 14. Principal Accountant Fees and Services

The information to be included under the captions "Audit Fees & Approval Process" and "Independent Registered Public Accounting Firm Fee Information" in the 2026 Proxy Statement is hereby incorporated by reference in answer to this item.

PART IV

ITEM 15.   Exhibits and Financial Statement Schedules

The following documents are filed as part of this report:

Consolidated Financial Statements

	Page Number
Reports of Independent Registered Public Accounting Firm (Ernst & Young, LLP, Baltimore, MD, PCAOB ID: 42)	49
Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024	51
Consolidated Statements of Operations for the Years Ended December 31, 2025, 2024 and 2023	52
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2025, 2024 and 2023	53
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2025, 2024 and 2023	54
Consolidated Statements of Cash Flow for the Years Ended December 31, 2025, 2024 and 2023	55
Notes to the Audited Consolidated Financial Statements	57

Financial Statement Schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Exhibits

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Index

Exhibit No.	Exhibit Description
3.1	Amended and Restated Certificate of Incorporation of WillScot Holdings Corporation, as amended as of July 29, 2024 (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K, filed on July 29, 2024).
3.2	Sixth Amended and Restated Bylaws of WillScot Holdings Corporation (incorporated by reference to Exhibit 3.3 of the Company's Current Report on Form 8-K, filed July 29, 2024).
4.1*	Specimen Common Stock Certificate.
4.2	Indenture, dated as of June 15, 2020, by and between Picasso Finance Sub, Inc., and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed June 16, 2020).
4.3	Supplemental Indenture, dated July 1, 2020, to the Indenture dated June 15, 2020, by and among Williams Scotsman International, Inc. (as successor to Picasso Finance Sub, Inc.), the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed July 1, 2020).
4.4	Indenture, dated as of August 25, 2020, by and between Williams Scotsman International, Inc., the guarantors named therein, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed on August 27, 2020.
4.5	Second Supplemental Indenture, dated December 23, 2021, to the Indenture dated June 15, 2020, by and among Williams Scotsman, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed December 27, 2021).
4.6	First Supplemental Indenture, dated December 23, 2021, to the Indenture dated August 25, 2020, by and among Williams Scotsman, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed December 27, 2021).
4.7	Indenture, dated as of September 25, 2023, by and among Williams Scotsman, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed September 29, 2023).
4.8	Indenture, dated as of June 28, 2024, by and among William Scotsman, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed June 28, 2024).
4.9	Indenture, dated as of March 26, 2025, by and among Williams Scotsman, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed March 26, 2025).
4.10	First Supplemental Indenture, dated as of March 24, 2025, to the Indenture dated June 28, 2024, by and among William Scotsman, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q, filed May 1, 2025).
4.11	First Supplemental Indenture, dated as of March 24, 2025, to the Indenture dated September 25, 2023, by and among Williams Scotsman, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (incorporated by reference to Exhibit 4.3 of the Company's Quarterly Report on Form 10-Q, filed May 1, 2025).
4.12*	Description of Registered Securities.
10.1	ABL Credit Agreement, dated July 1, 2020, by and among Williams Scotsman Holdings Corp., WSII, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed July 1, 2020).
10.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed July 1, 2020).†
10.3	WillScot Mobile Mini Holdings Corp. 2020 Incentive Plan (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed July 1, 2020).†
10.4	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 10-K, filed February 20, 2025).†
10.5	Form of Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K, filed February 20, 2024).†
10.6	Amended and Restated Employment Agreement, dated as of September 7, 2021, by and between WillScot Mobile Mini Holdings Corp. and Bradley Soultz (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed September 8, 2021).†

10.7	Amended and Restated Employment Agreement, dated as of June 3, 2022, by and between WillScot Mobile Mini Holdings Corp. and Hezron Lopez (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed June 7, 2022).†
10.8	Form of Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed September 8, 2021).†
10.9	First Amendment to the ABL Credit Agreement, dated December 2, 2020, among Williams Scotsman International, Inc. and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.16 of the Company's Annual Report on Form 10-K, filed February 25, 2022).
10.10	LIBOR Transition Amendment, dated December 6, 2021, among Williams Scotsman International, Inc. and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed December 13, 2021).
10.11	Third Amendment to the ABL Credit Agreement, dated December 16, 2021, by and among Williams Scotsman International, Inc., the other loan parties party thereto and Bank of America, N.A., as administrative agent and collateral agent for itself and the other secured parties (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed December 16, 2021).
10.12	Fourth Amendment to the ABL Credit Agreement, dated June 30, 2022, by and among Williams Scotsman, Inc., Williams Scotsman Holdings Corp., the other Loan Parties thereto and Bank of America, N.A. as administrative agent, collateral agent and swingline lender (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed July 1, 2022).
10.13	Employment Agreement with Felicia Gorcyca (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed August 3, 2023).†
10.14	Form of Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K, filed February 20, 2024).†
10.15	Fifth Amendment to ABL Credit Agreement, dated as of February 26, 2024, by and between Williams Scotsman, Inc. and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed February 29, 2024).
10.16	Employment Agreement with Matthew Jacobsen, dated December 10, 2024 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed December 11, 2024).†
10.17	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed May 1, 2025).
10.18	Form of Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, filed May 1, 2025).
10.19	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed July 31, 2025).
10.20	Form of Restricted Stock Unit Agreement, One Year Vesting (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q, filed July 31, 2025).
10.21	Form of Restricted Stock Unit Agreement, Three Year Vesting (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q, filed July 31, 2025).
10.22	Amended and Restated Employment Agreement, dated as of September 3, 2025, by and between WillScot Holdings Corporation and Timothy D. Boswell (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed September 3, 2025)†
10.23	Separation Agreement, dated as of September 3, 2025, by and between WillScot Holdings Corporation and Bradley L. Soultz (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed September 3, 2025).†
10.24	Form of Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed September 3, 2025).†
10.25	Offer Letter, dated as of September 3, 2025, by and between WillScot Holdings Corporation and Worthing Jackman (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed September 3, 2025).†
10.26	Seventh Amendment to the ABL Credit Agreement, dated as of October 16, 2025, by and among Williams Scotsman, Inc., Williams Scotsman Holdings Corp., the other Loan Parties party thereto, the Lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed October 17, 2025).
10.27*	Offer Letter, dated as of November 21, 2025, by and between WillScot Holdings Corporation and Carisa Bianchi.†
10.28*	WillScot Holdings Corporation 2020 Incentive Plan, as amended July 25, 2025.†
10.29*	Separation Agreement, dated as of January 14, 2026, by and between WillScot Holdings Corporation and Hezron Lopez.†
10.30*	Willscot Holdings Corporation 2020 Incentive Plan Retirement Provision, as amended June 10, 2025.†
19.1	Securities Trading Policy (incorporated by reference to Exhibit 19.1 of the Company's Annual Report on Form 10-K, filed February 20, 2024).

21.1*	Subsidiaries of the registrant.
23.1*	Consent of Ernst & Young LLP.
31.1*	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2*	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act.
32.1**	Certification of Chief Executive Officer Pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
32.2**	Certification of Chief Financial Officer Pursuant to 18 USC Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
97.1	Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K, filed February 20, 2024).
101*	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.
104*	Inline XBRL for the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set.

* Filed herewith
** Furnished (and not filed) herewith pursuant to Item 601(b)(32)(ii) of Regulation S-K under the Exchange Act
† Indicates a management contract or compensatory plan or arrangement.

Signatures

Pursuant to the requirements of the Section 13 or Section 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WillScot Holdings Corporation

By: /s/ TIMOTHY D. BOSWELL

Date: February 19, 2026

Name: Timothy D. Boswell

Title: President, Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ TIMOTHY D. BOSWELL Timothy D. Boswell	*President, Chief Executive Officer, and Director* *(Principal Executive Officer)*	February 19, 2026
/s/ MATTHEW T. JACOBSEN Matthew T. Jacobsen	*Chief Financial Officer* *(Principal Financial Officer and Principal Accounting Officer)*	February 19, 2026
/s/ WORTHING F. JACKMAN Worthing F. Jackman	*Executive Chair of the Board*	February 19, 2026
/s/ JEFF SAGANSKY Jeff Sagansky	*Lead Independent Director*	February 19, 2026
/s/ MARK S. BARTLETT Mark S. Bartlett	*Director*	February 19, 2026
/s/ ERIKA DAVIS Erika Davis	*Director*	February 19, 2026
/s/ GERARD E. HOLTHAUS Gerard E. Holthaus	*Director*	February 19, 2026
/s/ NATALIA JOHNSON Natalia Johnson	*Director*	February 19, 2026
/s/ REBECCA L. OWEN Rebecca L. Owen	*Director*	February 19, 2026
/s/ BRADLEY L. SOULTZ Bradley L. Soultz	*Director*	February 19, 2026
/s/ MICHAEL W. UPCHURCH Michael W. Upchurch	*Director*	February 19, 2026
/s/ DOMINICK ZARCONE Dominick Zarcone	*Director*	February 19, 2026